Filed pursuant to Rule 424(b)(1)
Registration No. 333-151084
PROSPECTUS
Up to 21,428,571 or $15 Million of Units Consisting of
One Share Of Common Stock and
One Series A Warrant to Purchase One Share of Common Stock

     We are offering up to 21,428,571 or $15 million of “units” consisting of one share of our common stock and one Series A warrant to purchase one share of our common stock at an exercise price of $1.00 per share. The offering price of each unit is $0.70. There may be one or more closings of the offering. Upon a closing of the offering, the units will separate and the common stock and the Series A warrants will be separately transferable. Our common stock is presently quoted on the OTC Bulletin Board, under the symbol “PYMX.” We do not intend to apply for listing of the Series A warrants on any securities exchange. You may exercise your Series A warrants at any time during the period commencing on applicable closing date of this offering and ending on July 15, 2013. On July 14, 2008, the last reported sale price of our common stock on the OTC Bulletin Board was $0.75.
     Investing in the offered securities involves risks, including those set forth in the “Risk Factors” section of this prospectus beginning on page 5 as well as those set forth in any prospectus supplement.

	Per Unit	Total
Offering Price per Unit	$0.700	$15,000,000
Placement Agent’s Fees to be paid in cash	$0.049	$1,050,000
Offering Proceeds before expenses	$0.651	$13,950,000
     Carter Securities, LLC and Fordham Financial Management, Inc. have agreed to act as placement agents in connection with this offering. The placement agents are not purchasing the securities offered by us and are not required to sell any specific number or dollar amount of units, but will arrange for the sale of the securities we are offering on a “best efforts” basis. We have agreed to pay the placement agents a cash fee equal to 7% of the gross proceeds of the offering of units by us, as well as “placement agent warrants” to purchase shares of Common Stock of the Company equal to 5% of the aggregate number of shares of Common Stock sold in the Placement. The placement agent warrants will be substantially on the same terms as the Series A warrants offered hereby except that the placement agent warrants will expire five years from the effective date of the registration statement of which this prospectus is a part and will otherwise comply with NASD Rule 2710 (g)(1). We estimate the total expenses of this offering, excluding the placement agents’ fees, will be approximately $255,000. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agents’ fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. See “Plan of Distribution” beginning on page 68 of this prospectus for more information on this offering and the placement agents’ arrangements.
     This offering will terminate on August 31, 2008, unless the offering is fully subscribed before that date or we decide to terminate the offering prior to that date. In either event, the offering may be closed without further notice to you. All costs associated with the registration will be borne by us.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     NOTICE TO CALIFORNIA INVESTORS. THE OFFERING WAS APPROVED IN CALIFORNIA ON THE BASIS OF A LIMITED OFFERING QUALIFICATION WHERE OFFERS/SALES COULD ONLY BE MADE TO “ACCREDITED INVESTORS” WITHIN THE MEANING OF RULE 501(a) OF REGULATION D UNDER THE SECURITIES ACT OF 1933 WHO SATISFY THE SUITABILITY STANDARDS SET FORTH IN THAT RULE. THE ISSUER DID NOT HAVE TO DEMONSTRATE COMPLIANCE WITH SOME OR ALL OF THE MERIT REGULATIONS OF THE DEPARTMENT OF CORPORATIONS AS FOUND IN TITLE 10, CALIFORNIA CODE OF REGULATIONS, RULE 260.140 ET SEQ. THE EXEMPTIONS FOR SECONDARY TRADING AVAILABLE UNDER CORPORATIONS CODE §25104(h) WILL BE WITHHELD, BUT THAT THERE MAY BE OTHER EXEMPTIONS TO COVER PRIVATE SALES BY THE BONA FIDE OWNER FOR HIS OWN ACCOUNT WITHOUT ADVERTISING AND WITHOUT BEING EFFECTED BY OR THROUGH A BROKER DEALER IN A PUBLIC OFFERING.
     NOTICE TO MISSOURI INVESTORS. EACH PURCHASER OF COMMON STOCK AND SERIES A WARRANTS IN MISSOURI MUST BE AN “ACCREDITED INVESTOR” AS THAT TERM IS DEFINED IN RULE 501(a) OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).
     NOTICE TO WASHINGTON INVESTORS. EACH PURCHASER OF COMMON STOCK AND SERIES A WARRANTS IN WASHINGTON MUST BE AN “ACCREDITED INVESTOR” AS THAT TERM IS DEFINED IN RULE 501(a) OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).
Carter Securities, LLC                     Fordham Financial Management, Inc.
As Placement Agents
The date of this prospectus is July 14, 2008

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the units only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time and delivery of this prospectus on any sale of units.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          Some of the statements included in this prospectus and any prospectus supplement contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this prospectus and any prospectus supplement, including statements regarding our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry are forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “forecast,” “future,” “likely,” “probably,” “suggest” and similar expressions, as they relate to us, are intended to identify forward-looking statements.
          Forward-looking statements reflect only our current expectations. In any forward-looking statement, where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but the statement of expectation or belief may not be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements due to a number of uncertainties, many of which are unforeseen, including:
➢	our immediate need for and possible lack of availability of substantial capital to fund our operations and clinical trials planned for 2008 and beyond;

➢	the timing of our product development and evaluation;

➢	the timing and magnitude of expenditures we may incur in connection with our ongoing research and development activities;

➢	the results of our preclinical and clinical trials, including regulatory approvals;

➢	the timing and financial consequences of our formation of new business relationships and alliances; and

➢	the timing and volume of sales of products for which we obtain marketing approval.
          In addition, you should refer to the “Risk Factors” section of this prospectus beginning on page 5 for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus and any prospectus supplement will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. Accordingly, you should not place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We undertake no obligation to update any of these forward-looking statements except as required by law, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY
          The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our units, common stock and Series A warrants. Before making any investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section of this prospectus beginning on page 5, the financial statements and the notes to the financial statements. Unless stated otherwise, references in this prospectus to the “Company,” “we,” “us,” or “our” refer to PolyMedix, Inc., a Delaware corporation.
The Company
          We are a biotechnology company focused on treating life threatening, serious, acute infectious diseases and cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. The following chart illustrates the current stage of development of our internally developed pipeline along with planned development timings for our two lead clinical programs:
Drug Product Candidate Discovery Development IND** Phase 1 Start Phase 2 Start Clinical Stage Compounds: PMX-30063 Accepted Q2 2008 Q1 2009 (defensin mimetic i.v. antibiotic) PMX-60056 — Heptagonist (UFH and LMWH reversing agent) Q2 2008 Q3 2008 Q1 2009 Pre-Clinical Stage Compounds: PMX-30063* (defensin mimetic ophthalmic antibiotic) PMX-70004, PMX-50003* (defensin mimetic polymer biomaterial) PMX-30063* (defensin mimetic oral antibiotic) PMX-10098* (defensin mimetic anti-fungal/viral) PMX-20005 * (angiogenesis inhibitor)

*	Program on hold pending additional financing

**	Investigational New Drug Application (or “IND”) or Canadian Clinical Trial Application (or “CTA”)

Clinical Stage Compounds:
          Defensin mimetic antibiotics are compounds that have a novel mechanism-of-action that mimics the antimicrobial activity of host defense proteins, a group of proteins naturally found in most higher forms of life including humans, which provide the first line of defense against bacterial infections. We believe that bacteria are less likely to develop resistance to antibiotic products with this mechanism-of-action than currently marketed antibiotics. Most antibiotics exert their activity by interacting with a specific biochemical molecular target or pathway, such as an enzyme. Bacteria can often develop mutations in these molecular targets in a process called “target mutation”, which renders the antibiotic drug unable to interact with its intended biochemical target. Additionally, bacteria can sense that a foreign chemical has entered its cell and can pump it out before it can bind to its intended biochemical target, through a process called efflux. Both of these factors can cause bacteria to become drug-resistant. Instead of relying on a specific molecular target that can mutate, our product candidates target the entire bacterial cell membrane. Our defensin mimetic antibiotic product candidates destabilize the bacterial cell membrane and cause either leakage of cellular content or complete disruption of the membrane, which results in bacterial cell death. Additionally, because our product candidates target the bacterial cell membrane and do not have to enter the cell, the opportunity for bacterial efflux is reduced. We believe this mechanism-of-action makes it unlikely for bacteria to develop resistance to our defensin mimetic antibiotic product candidates.
          Worldwide, the hospital antibiotic market is $8 billion, treating approximately seven million patients per year and the total worldwide antibiotic market is $26 billion, treating approximately 49 million patients per year. According to the Centers for Disease Control and Prevention, or CDC, bacterial infections are the fourth leading cause of death in the U.S. and are one of the fastest growing causes of death. Because of the increasing rate of bacterial resistance and the corresponding death rate, we believe there is a significant medical and market need for a new class of antibiotics, defensin mimetics, with a novel mechanism of action designed to make it unlikely for bacteria to develop resistance.
          We have scaled up manufacturing of clinical supplies for PMX-30063 under GMP (Good Manufacturing Practices) conditions. The GLP (Good Laboratory Practices) compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-30063 may be achieved. We expect that our first defensin mimetic antibiotic product candidate will be an i.v. formulation intended to treat respiratory tract infections, urinary tract infections and complicated skin and soft tissue infections, including gynecological infections. We anticipate that the bacterial targets of PMX-30063 will include drug resistant strains, particularly broadly targeting the various strains of Staph bacteria.
          On May 8, 2008 we received a notice of no objection from Health Canada in response to our Clinical Trial Application (or “CTA”) for our lead antibiotic compound, PMX-30063, which allows for the initiation of human clinical studies in Canada. We expect to commence Phase I human clinical trials during the third quarter of 2008. The Phase I studies will include (i) a single dose study of healthy volunteers receiving PMX-30063 at various dose levels (Phase 1A) and (ii) a multi-dose study of healthy volunteers who receive PMX-30063 at various dose levels (Phase 1B). The primary endpoint for the two Phase 1 studies will be a safety assessment. We plan to commence the Phase 1A study in the third quarter of 2008 and plan to commence the Phase 1B study in the fourth quarter of 2008. We plan to conduct the Phase 1 studies to United States standards, submit an Investigational New Drug Application (or “IND”) with the United States Food and Drug Administration (or “FDA”) before commencing Phase II studies, which are planned for 2009 in the United States, and ultimately seek regulatory approval in the United States.
          Heptagonists such as PMX-60056, our second development program, are compounds that bind to and thereby reverse the anticoagulant effects of heparin, a class of commonly used blood clot prevention drugs. Unfractionated heparin (or UFH) is commonly used in numerous surgical applications, such as cardiothoracic procedures, and Low Molecular Weight Heparins (or LMWH) are commonly used in patients under longer-term administration, because of their ease of administration and longer half-life. Overdoses of UFH or LMWH are dangerous due to potentially life-threatening bleeding. While widely used, UFH and LMWH have the possibility of adverse bleeding side effects, which requires frequent monitoring. Protamine is the only available reversing agent for UFH. It is used as both an antidote in the event of overdose and, more commonly, in standard treatment following coronary artery bypass grafts in which post-operative treatment involves administering protamine to counter the action of UFH, which is to prevent blood clots while a patient is on a heart-lung support machine. While widely used to reverse UFH, protamine has a number of adverse side effects, including bleeding, difficulty and complexity in dose titration, allergic reactions, immunogenicity, and abnormal clot formation, all of which require frequent monitoring and follow up. As a result, there is a significant medical and market need for a safer UFH antagonist. Additionally, there is currently no approved antagonist agent for LMWH.
          Worldwide, we estimate that approximately two million extracorporeal blood procedures, including cardiothoracic procedures, are performed per year that utilize heparin and may require UFH reversal, and approximately twelve million patients receive LMWH per year for a variety of uses, including deep vein thrombosis, post heart attack, cancer, and atrial fibrillation. There have been several published studies which demonstrate that up to 20% of LMWH patients experience clinically significant bleeding, and up to 4% of cases are considered to be serious or life threatening. The availability of an antidote to LMWH would allow patients experiencing a LMWH bleeding event to be pharmaceutically treated. Additionally, the availability of a reversing agent for LMWH could allow LMWH to be used in cardiothoracic surgical procedures or in patients who may need to undergo re-operation. Thus, an LMWH antagonist could substantially increase the market and sales of LMWH drugs.
          We have scaled up manufacturing of clinical supplies for PMX-60056, under GMP conditions. The GLP compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-60056 may be achieved. We have filed and hope to have an effective United States IND for PMX-60056 during the third quarter of 2008. With additional financing we plan to commence our Phase 1 studies during the third quarter of 2008. The Phase I studies will include (i) a study of healthy volunteers receiving PMX-60056 at various dose levels (Phase 1A) and (ii) a study of heparinized healthy volunteers who receive PMX-60056 at various dose levels (Phase 1B). While the primary endpoint for the two Phase 1 studies will be a safety assessment, we also will be able to gather efficacy data in the Phase 1B study. We plan to commence the Phase 1A study in the third quarter of 2008 and plan to commence the Phase 1B study in the fourth quarter of 2008. Phase II studies are planned for 2009.
Pre-Clinical Stage Compounds:
          In order to achieve the best balance of financial rate of return with risk and timing to market, we also intend, pending sufficient additional financing, to conduct pre-clinical development of our antibiotic compounds for both topical and oral antibiotic applications. The initial topical application we are pursuing is an ophthalmic antibiotic for the treatment of eye infections, and the initial oral application we are investigating is a non-absorbed antibiotic for the treatment of gastrointestinal infections such as Clostridium difficile. Pending sufficient additional financing, we hope to advance pre-clinical development and file additional IND applications for the ophthalmic topical and non-absorbed oral antibiotic indications.
          We are also evaluating our antibiotic compounds for a number of other topical applications, including use for skin structure infections, oral healthcare applications for treatment of periodontal disease, a type of gum disease, topical treatment for ear infections, topical treatment of fungal infections, topical treatment of acne, and a variety of non-therapeutic applications in personal care and materials applications.
Summary Financial Data
          Because this is only a summary of our financial information, it does not contain all of the financial information that may be important to you. Therefore, you should carefully read all of the information in this prospectus and any prospectus supplement, including the financial statements and their explanatory notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making a decision to invest in our units of common stock and Series A warrants. The information contained in the following summary are derived from our financial statements for the years ending December 31, 2006 and 2007 and quarter ended March 31, 2008 (in thousands).

			Quarter ended
	Years ended December 31,		March 31, 2008
	2006	2007	(unaudited)
Statement of Operations Data:
Grant and research revenues	$821	$1,126	$991
Operating expenses	7,480	13,801	3,881
Net loss	(5,966)	(12,164)	(2,823)
Balance Sheet Data:
Total cash and investments	$14,529	$8,903	$5,725
Total assets	15,142	9,722	7,370
Stockholders’ equity	13,746	5,134	2,659
Business History
          PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp.) was originally organized in the State of Texas as BTHC II LLC, a public shell company. On September 29, 2004, BTHC II LLC and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On November 22, 2004, the court approved BTHC II LLC’s Amended Plan of Reorganization. On March 24, 2005, and in accordance with its Amended Plan of Reorganization, BTHC II LLC changed its state of organization from Texas to Delaware by merging with and into BTHC II Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation. After this merger, BTHC II Acquisition Corp. became the public shell company.
          PolyMedix Pharmaceuticals, Inc. (formerly known as PolyMedix, Inc.) was incorporated on August 8, 2002 in the State of Delaware as PolyMedix, Inc. to serve as a biotechnology company focused on treating infectious diseases. On October 6, 2005, the former BTHC II Acquisition Corp. entered into an Agreement and Plan of Merger and Reorganization with the former PolyMedix, Inc., pursuant to which the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp. Pursuant to the Agreement and Plan of Merger and Reorganization, the former PolyMedix, Inc. merged with a wholly-owned subsidiary of the former BTHC II Acquisition Corp. and, as such, became a wholly-owned subsidiary of the former BTHC II Acquisition Corp.
          At the time of the merger, the former BTHC II Acquisition Corp. had no operations and no assets or liabilities. Because the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp., the former PolyMedix, Inc. was, for accounting purposes, the surviving entity of the merger. Accordingly, all financial information included in this annual report for the periods prior to the merger is for the former PolyMedix, Inc.
          On February 24, 2006, the former BTHC II Acquisition Corp. changed its corporate name to PolyMedix, Inc., and the former PolyMedix, Inc. changed its corporate name to PolyMedix Pharmaceuticals, Inc.
Prior Public Securities Offering
          During the fourth quarter of 2007, we completed a registered direct offering of 2,943,000 units, each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock. Each unit was priced at a $1.10 per unit and the exercise price of the warrants issued is also $1.10. We received gross proceeds of $3,238,000 in the registered direct offering before fees and expenses. In connection with this registered direct offering, we paid commission fees and expenses of $1,132,000.

THE OFFERING

Securities Offered:	Up to 21,428,571 or $15 million of units. Each unit will consist of one (1) share of our common stock and a Series A warrant to purchase one (1) share of common stock.

Offering Price:	The offering price of each unit is $0.70.

Description of Series A Warrants:	The Series A warrants will be exercisable on or after the applicable closing date of this offering through and including close of business on July 15, 2013 and will be exercisable at a price per share equal to $1.00.

Common Stock Outstanding Before the Offering	32,114,000 shares

Common Stock Outstanding After the Offering:	53,542,571 shares

Use of Proceeds:	We expect to use the proceeds received from the offering to support the commercialization of our present and future product candidates, to fund our research and development activities and for general working capital needs.

Risk Factors:	See “Risk Factors” beginning on page 5 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in the units.
          The total number of shares of common stock outstanding after this offering is based on 32,114,000 shares outstanding as of June 30, 2008, and excludes:
➢	6,885,000 shares of common stock issuable upon exercise of stock options at a weighted average exercise price of $1.61 per share;

➢	3,054,000 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at an exercise price of $1.66 and as a consequence of the weighted average anti-dilution provisions contained in such warrant agreements;

➢	2,943,000 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at an exercise price of $1.10;

➢	22,500,000 additional shares of common stock reserved for issuance under the Series A warrants to be issued in connection with this offering and the placement agent warrants; and

➢	4,201,000 additional shares of common stock reserved for future issuance under our stock plans subject to available authorized shares.

          Unless otherwise specifically stated, information throughout this prospectus does not assume the exercise of outstanding options or warrants to purchase shares of our common stock.
Our Principal Executive Offices
          Our principal executive offices are located at 170 N. Radnor-Chester Road; Suite 300, Radnor, Pennsylvania 19087. Our telephone number is (484) 598-2400 and our website address is www.polymedix.com. Information included or referred to on our website is not a part of this prospectus.

RISK FACTORS
          In addition to the other information included in this prospectus and any prospectus supplement, the following factors should be carefully considered in evaluating our business, financial position and future prospects. Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial position or future prospects. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we have projected. There may be additional risks that we do not presently know or that we currently believe are immaterial which could also materially adversely affect our business, financial position or future prospects.
Risks Related to Our Business
We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.
          We are a development stage company with a limited operating history. As of March 31, 2008, we had an accumulated deficit of approximately $28,696,000. We expect to continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, net current assets and working capital.
          Because of the numerous risks and uncertainties associated with developing new drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Currently, we have no products available for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations and internal growth primarily through the sale of equity securities. We have devoted substantially all of our efforts to research and development, including GMP manufacturing and GLP compliant toxicology, safety pharmacology and genotoxicity studies for our clinical product candidates.
We have significant needs for cash which raises significant doubts about our ability to continue as a going concern.
          Our operations to date have generated significant needs for cash. Our negative cash flows from operations are expected to continue for at least the foreseeable future. Our strategy contains elements that we will not be able to execute without outside funding. Specifically, we will need to raise additional capital to:
•	fund our research and development programs, including clinical trials;

•	commercialize any product candidates that receive regulatory approval; and

•	acquire or in-license approved products or product candidates or technologies for development.
We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We did not raise as much funding in 2007 as we had planned, and as a result, we scaled-back our pre-clinical research efforts. We anticipate that in order to achieve our operational objectives, our expenses and cash requirements will increase from historical levels and we anticipate the immediate need to raise additional capital during 2008 in order to fully fund the research and development of our product candidates. These factors have raised substantial doubt about our ability to continue as a going concern for the foreseeable future as described in the going concern qualification in the Report of Independent Registered Public Accounting Firm on page F-2.
This offering has no minimum offering amount and no refund will be made available to investors if less than all units are sold. If we are unable to meet our needs for additional funding in the near future, we may be required to limit, scale-back or cease operations.
          This offering has no minimum offering amount and no refund will be made available to investors if less than all units are sold. If we are not able to raise sufficient capital in this offering or otherwise during 2008, we will have to delay, scale-back or eliminate certain research, drug discovery or development activities or certain other aspects of our operations and as a result our business may be materially and adversely affected. Our future capital requirements will depend on many factors, including:
•	the scope, rate of progress and cost of our product development activities;

•	future clinical trial results;

•	the terms and timing of any future collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the costs of commercializing any of our other product candidates;

•	success of any product that receives marketing approval;

•	acquisition or in-licensing costs;

•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
          These factors could result in variations from our currently projected operating and liquidity requirements. Additional funds may not be available when needed, or, if available, we may not be able to obtain such funds on terms acceptable to us. If adequate funds are unavailable, we may be required, among other things, to:
•	delay, reduce the scope of or eliminate one or more of our research or development programs;

•	license rights to technologies, product candidates or products at an earlier stage than otherwise would be desirable or on terms that are less favorable to us than might otherwise be available; or

•	obtain funds through arrangements that may require us to relinquish rights to product candidates or products that we would otherwise seek to develop or commercialize by ourselves.

          These factors could result in variations from our currently projected operating and liquidity requirements. Additional funds may not be available when needed, or, if available, we may not be able to obtain such funds on terms acceptable to us. If adequate funds are unavailable, we may be required, among other things, to:
➢	delay, reduce the scope of or eliminate one or more of our research or development programs;

➢	license rights to technologies, product candidates or products at an earlier stage than otherwise would be desirable or on terms that are less favorable to us than might otherwise be available; or

➢	obtain funds through arrangements that may require us to relinquish rights to product candidates or products that we would otherwise seek to develop or commercialize by ourselves.
We are a development stage company with limited operating history, which makes it difficult to evaluate our existing business and business prospects and increases the risk that the value of any investment in our Company will decline.
          We commenced operations in 2002 and have a limited operating history. To date, our only revenues have been from research grants. We will not be able to generate revenue from product sales or royalties unless and until we receive regulatory approval and begin commercialization of our product candidates or otherwise out-license our compounds. We are not certain of when, if ever, that will occur. Although we intend to introduce new products, we may not do so. Because the market for our products is relatively new, uncertain and evolving, and because we have limited operating experience, it is difficult to assess or predict the growth rate, if any, and the size of this market. We may not develop additional products, a market for our products may not develop, and our products may not achieve market acceptance.
We also expect our research and development expenses to increase in connection with the continued development and human clinical studies of our product candidates. If our product candidates are not demonstrated to be sufficiently safe and effective in clinical trials, they will not receive regulatory approval and we will be unable to commercialize them and our business and results of operations will suffer.
          None of our product candidates has received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development, and we face the risks of failure inherent in developing drugs based on new technologies. We plan to develop our product candidates through studies, testing and clinical trials. The progress and results of any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, it will have a material adverse effect on our business, operating results, financial condition and cash flows. Our product candidates are not expected to be commercially available for several years, if at all.
          In addition, our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and/or other foreign regulatory authorities for commercial use. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, involving testing in animals and in humans, before we can file applications for product approval.

Typically, in the pharmaceutical industry there is a high rate of attrition for product candidates in pre-clinical testing and clinical trials. Also, satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials and in interim analyses. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in FDA policy, during the process of product development, clinical trials and regulatory approvals.
          In order to receive FDA approval or approval from foreign regulatory authorities to market a product candidate or to distribute our products, we must demonstrate through pre-clinical testing and through human clinical trials that the product candidate is safe and effective for the treatment of a specific condition. We do not know for certain when, if ever, any human clinical trials will begin with respect to our product candidates.
If we are not able to retain our current management and advisory team and attract and retain qualified scientific, technical and business personnel, our business will suffer.
          We are highly dependent on our executive officers and other key management and technical personnel, including Nicholas Landekic, Richard Scott, Ph.D., Eric McAllister, M.D., Ph.D., Edward Smith, Dawn Eringis and Bozena Korczak, Ph.D., as well as key members of our advisory team, including William DeGrado, Ph.D., Michael Klein, Ph.D. and Gregory Tew, Ph.D. The loss of any of them could have a material adverse effect on our future operations. We presently do not maintain “key person” life insurance policies on any of our personnel.
          Our success is also dependent on our ability to attract, retain and motivate highly trained technical, marketing, sales and management personnel for the development, maintenance and expansion of our activities. We may not be able to retain our existing personnel or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.
Our success is dependent on the continuation of certain licensing arrangements and other strategic relationships with third parties. These arrangements and relationships may not continue and we may not be successful in entering into other similar arrangements and relationships.
          All of our product candidates are licensed from or based upon licenses from third parties. We are party to (i) a Patent License Agreement with the University of Pennsylvania, or Penn, pursuant to which Penn granted us an exclusive, worldwide royalty-bearing license to use, make and sell products utilizing seven of Penn’s issued or pending patents for the life of such patents, and (ii) a Software License Agreement with Penn pursuant to which Penn granted us a non-exclusive, royalty-free license to use three software programs and an exclusive, royalty-free license to three patent applications relating to such software programs. If either or both of these license agreements are properly terminated by Penn, pursuant to its termination rights as more fully described under the heading “OUR BUSINESS — Proprietary Rights”, our ability to advance our current product candidates or develop new product candidates may be adversely affected. Specifically, we may not be able to execute our strategy to develop and commercialize our UFH and LMWH antagonist product candidate, our i.v. antibiotic product candidate, our topical ophthalmic and oral antibiotic product candidates, and our angiogenesis inhibitor for cancer and our antimicrobial polymers for biomaterials applications.
          Additionally, we are party to an Exclusive License Agreement with the University of Massachusetts, or UMass, pursuant to which UMass granted us an exclusive, worldwide license to use, make and sell products utilizing a patent application covering the composition and use of polynorborene co-polymers for the life of such patent. If this license agreement is properly terminated by UMass, pursuant to its termination rights as more fully described under the heading “OUR BUSINESS — Proprietary Rights”, we may not be able to execute our strategy to develop and commercialize our antimicrobial polymers for biomaterials applications or to develop and commercialize future product candidates utilizing the licensed patents.
          In addition to licensing arrangements, we have entered into a consulting arrangement with Dr. William DeGrado, a Professor of Biochemistry and Biophysics at Penn, and a Sponsored Research Agreement with UMass covering the research of Dr. Gregory Tew, an Assistant Professor in the Polymer Science and Engineering

Department at UMass. Either we or Dr. DeGrado may terminate his consulting arrangement at any time. If Dr. DeGrado terminates his consulting arrangement, our ability to advance our UFH and LMWH antagonist and antimicrobial programs may be adversely affected. If the Sponsored Research Agreement or any license thereunder is properly terminated by UMass, our ability to advance our antimicrobial program or develop new product candidates may be adversely affected.
          We depend, and will continue to depend, on these arrangements, and potentially on other licensing arrangements and/or strategic relationships with third parties for the research, development, manufacturing and commercialization of our product candidates. If any of our licenses or relationships are terminated or breached, we may:
➢	lose our rights to develop and market our product candidates;

➢	lose patent and/or trade secret protection for our product candidates;

➢	experience significant delays in the development or commercialization of our product candidates;

➢	not be able to obtain any other licenses on acceptable terms, if at all; and

➢	incur liability for damages.
          Licensing arrangements and strategic relationships in the pharmaceutical and biotechnology industries can be very complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These third parties may also pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive, and could require significant time and attention from our management.
Development of our proposed product candidates is a lengthy, expensive and uncertain process, and we may terminate one or more of our development programs, which may cause our business and results of operations to suffer.
          Our product candidate development program requires a significant amount of cash to support the development of product candidates. The defensin mimetic antibiotic drug development program is estimated at approximately $50 million over an approximately 36-42 month period with the NDA filing planned, assuming adequate additional financing, for 2011. The Heptagonist drug development is estimated at approximately $50 million over an approximately 30-36 month period with the NDA filing planned, assuming adequate additional financing, for 2011. These costs are significant given our limited opportunity for revenue growth over the same period. In addition, we may not be able to obtain additional financing to satisfy the costs of the planned product candidate development or that the product candidate will be approved by the FDA for commercialization.
Our i.v. antibiotic product candidate or any of our other eligible product candidates may not be granted any of the accelerated development or approval paths by the FDA and, even if any of our product candidates receive such status, development of the product candidate may not be accelerated.
          We believe that our i.v. antibiotic product candidate, which is a systemic antibiotic drug, may be eligible for one of the accelerated development or approval paths under FDA procedures, such as “fast track,” “priority review” or “accelerated approval.” We have not yet applied for any of these designations for our i.v. antibiotic product candidate or any of our other product candidates. Our product candidates may not receive any such consideration. If granted, some of these paths may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and/or to shorten the review time of any such filing. If the FDA grants any of these designations to any of our product candidates, we may then make an application with the FDA with respect to any further development program and corresponding regulatory strategy.
          Even in the event that one of our product candidates is designated for “fast track,” “priority review” or “accelerated approval” status, such a designation does not necessarily mean a faster development process or regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Any accelerated designation status may be withdrawn by the FDA if the FDA believes that this designation is no longer supported by emerging data from our clinical development program or for patient safety reasons. Receiving “fast track,” “priority review” or “accelerated approval” status from the FDA does not guarantee that we will qualify for or be able to take advantage of any accelerated development or approval procedures. Even if the accelerated development or approval procedures are available to us, depending on the results of clinical trials, we may elect to follow the more traditional approval processes for strategic and marketing reasons, since drugs approved under “accelerated approval” procedures may be more likely to be subjected to post-approval Phase IV clinical studies to provide confirmatory evidence that they are safe and effective. If we fail to conduct any such required post-approval studies or if the studies fail to verify that any of our product candidates are safe and effective, our FDA approval could be revoked. It can be difficult, time-consuming and expensive to enroll patients in Phase IV clinical trials because physicians and patients are less likely to participate in a clinical trial to receive a drug that is already commercially available.
Even if regulatory authorities approve our product candidates, they may not be commercially successful.
          Our product candidates may not be commercially successful because physicians, government agencies and other third-party payors may not accept them. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that most of our product candidates will be very expensive, if approved. If we do obtain regulatory approval for any of our product candidates, we will need to achieve patient acceptance and demand in order to be commercially successful. Patient acceptance of and demand for any product candidates will depend upon many factors, including but not limited to, the extent, if any, of reimbursement of drug and treatment costs by government agencies and other third-party payors, pricing, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products.
We do not currently have sales, marketing or distribution capabilities. If we fail to effectively sell, market and distribute any product candidate for which we receive regulatory approval, our business and results of operations will suffer.
          If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to successfully commercialize any of our product candidates that receive regulatory approval in the future. We currently have no sales, marketing or distribution capabilities. In order to successfully commercialize any of our product candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services.
          If we do not develop a marketing and sales force with technical expertise and supporting distribution capabilities, we will be unable to market any of our products directly. To promote any of our products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms and we may not be able to do so. In addition, any third-party arrangements we are able to enter into may result in lower revenues than we could have achieved by directly marketing and selling our products.
We may suffer losses from product liability claims.
          Any of our product candidates could cause adverse events to patients, such as immunologic or allergic reactions. These reactions may not be observed in clinical trials, but may nonetheless occur after commercialization. If any of these reactions occur, they may render our product candidates ineffective in some patients and our sales would suffer.
          We will be susceptible to product liability lawsuits. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. We do not currently have any product liability insurance. If we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our product candidates. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities and, as a result, our business may fail.
Due to our reliance on third-party manufacturers and suppliers, we may be unable to implement our manufacturing and supply strategies, which would materially harm our business.
          If our current and future licensing, manufacturing and supply strategies are unsuccessful, then we may be unable to complete any future preclinical or clinical trials and/or commercialize our product candidates in a timely manner, if at all. Completion of any potential future pre-clinical trials and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates, or the ability to license them to other companies to perform these functions. We do not have the resources, facilities or experience to manufacture our product candidates on our own and do not intend to develop or acquire facilities for the manufacture of product candidates for pre-clinical trials, clinical trials or commercial purposes in the foreseeable future. We intend to continue to license technology and/or rely on contract manufacturers to produce sufficient quantities of our product candidates necessary for any pre-clinical or clinical testing we undertake in the future. Such contract manufacturers may be the sole source of production and may have limited experience at manufacturing, formulating, analyzing, filling and finishing our types of product candidates.
          We also intend to rely on third parties to supply the components that we will need to develop, test and commercialize all of our product candidates. There may be a limited supply of these components. We might not be able to enter into agreements that assure us of the availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials and/or to commercialize our product candidates. If we cannot acquire an acceptable supply of components to produce our product candidates, we will not be able to complete pre-clinical and clinical trials and will not be able to commercialize our product candidates.
If we make technology or product acquisitions, we may incur a number of costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.
          All of our product candidates are licensed from, or based upon technologies licensed from, third parties. We may acquire and/or license additional product candidates and/or technologies in the future. Any product candidate or technology we license or acquire will likely require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in technology product development, including the possibility that the product candidate or product developed based on licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace. Moreover, integrating any newly acquired product could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.
          Furthermore, proposing, negotiating and implementing an economically viable acquisition or license can be a lengthy, costly and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates and/or technologies. We may not be able to acquire the rights to alternative product candidates and/or technologies on terms that we find acceptable, or at all. Our failure to acquire or license alternative products and/or technologies could have a material adverse effect on our business, prospects and financial condition.
Failure to effectively manage our growth may have a material adverse effect on our business, results of operations and financial condition.
          We may not be able to effectively grow and expand our business. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. The management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.
We rely on third parties to provide software necessary to the future success of our business.
          Currently, we rely on a non-exclusive license from Penn to use, copy, perform, display, distribute, modify and prepare derivative works based on three software packages, which include a suite of proprietary computational algorithms that we use in the development, refinement, and testing of our product candidates. If this license agreement is properly terminated by Penn, our ability to advance our current product candidates or develop new product candidates may be adversely affected.
          In the future, we expect to rely upon the software programs licensed from Penn, as well as software licensed from other third parties, including software that might be integrated with our internally developed software and used to perform key functions. If we license such third-party software, it is likely that certain of these licenses will be for limited terms, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Such licenses may not be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain licenses on such third party software could result in the discontinuation of, or delays or reductions in, product shipments unless and until equivalent technology is identified, licensed and integrated with our software. Any such discontinuation, delay or reduction would harm our business, results of operations and financial condition. The third party licenses that we may need to acquire in the future may not be exclusive, and our competitors may obtain licenses to and utilize such technology in competition with us. The vendors of technology that may need to be utilized in our products may not support the potentially necessary technology in the form needed by us. In addition, financial or other difficulties that may be experienced by such third-party vendors may have a material adverse effect upon the technologies that may be incorporated into our products. If such technologies become unavailable, we may not be able to find suitable alternatives. The loss of, or inability to maintain or obtain, any such software licenses could potentially result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, and could harm our business, operating results, and financial condition if we ultimately need to rely on such software.
Our executive officers, directors and greater than 5% holders have the ability to significantly influence matters submitted to our stockholders for approval.
          Our executive officers, directors and greater than 5% holders, in the aggregate, beneficially own shares representing approximately 24% of our common stock. Beneficial ownership includes shares over which an individual or entity has investment or voting power and includes shares that could be issued upon the exercise of options and warrants within 60 days after the date of determination. On matters submitted to our stockholders for approval, holders of our common stock are entitled to one vote per share. If our executive officers and directors choose to act together, they would have significant influence over all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these individuals, if they chose to act together, would have significant influence on the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.
Risks Related to our Intellectual Property
The obstacles to procurement and enforcement of our intellectual property and proprietary rights could harm our competitive position by allowing competitors access to our proprietary technology and to introduce competing products.
          We regard our product candidates as proprietary and rely primarily on a combination of patents, trademarks, copyrights, and trade secrets and other methods to protect our proprietary rights. We maintain confidentiality agreements with our employees, consultants and current and potential affiliates, customers and business partners.
          If we fail to secure and then enforce patents and other intellectual property rights underlying our product candidates and technologies, we may be unable to compete effectively. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the U.S. and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets.
          Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. If we do not receive patents for these applications or do not receive adequate protections, our developments will not have any proprietary protection and other entities will be able to make the products and compete with us. Also, any patents we have obtained or do obtain may be challenged by reexamination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid or unenforceable. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. Both the patent application process and the process of managing patent disputes can be time consuming and expensive and may require significant time and attention from our management. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
          In addition, the standards that the United Stated Patent and Trademark Office, or the U.S. PTO, uses to grant patents can change. Consequently, we may be unable to determine the type and extent of patent claims that will be issued to us or to our licensors in the future, if any patent claims are issued at all. In addition, if the U.S. PTO and other patent offices where we file our patent applications increase the fees associated with filing and prosecuting patent applications we would incur higher expenses and our intellectual property strategy could be adversely affected.
          The confidentiality agreements we require of our employees and those which we enter into with other parties may not provide adequate protection for our trade secrets, know-how or other confidential information or prevent any unauthorized use or disclosure or the unlawful development by others. If any of our confidential intellectual property is disclosed, our business may suffer. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.
We may have to engage in costly litigation to enforce or protect our proprietary technology, which may harm our business, results of operations, financial condition and cash flows.
          The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our patents or in-licensed patents will be enforceable. Additionally, we may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Should third parties file patent applications, or be issued patents, claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. PTO to determine priority of invention. We, or our licensors, also could be required to participate in interference proceedings involving our issued patents and pending applications of another entity.
          In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position and business could be adversely affected.
Our commercial success depends significantly on our ability to develop and commercialize our products without infringing the intellectual property rights of third parties.
          Our commercial success will depend, in part, on our not infringing the patents or proprietary rights of third parties. Third parties that believe we are infringing on their rights could bring actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products.
          If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, we could be required, in addition to any potential liability for damages, to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, any such license may not be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which would harm our business.
          We may enter into licensing agreements with third party intellectual property owners for use of their property in connection with our products in order to ensure that such third party’s rights are not infringed. Although we are not aware that any of our intended products would materially infringe the rights of others, a claim of infringement may be asserted against us and any such assertion may result in costly litigation or may require us to obtain a license in order to make, use, or sell our products. Third parties may assert infringement claims against us in the future with respect to current or future products. Any such claims or litigation, with or without merit, could be costly and a diversion of management’s attention, which could have a material adverse effect on our business, operating results and financial condition. Adverse determinations in such claims or litigation could harm our business, operating results and financial condition.
We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships, which may harm our business.
          Certain of our intellectual property are currently licensed from Penn and UMass and, in the future, we intend to continue to license intellectual property from Penn and UMass and/or other key strategic partners. With the exception of a software license from Penn, for which Penn retained a right to use the software for its own use, such license agreements give us exclusive rights for the commercial exploitation of the patents resulting from the patent applications, subject to certain provisions of the license agreements. Failure to comply with these provisions could result in the loss of our rights under these license agreements. Our inability to rely on these patents and patent applications that are the basis of our technology would have a material adverse effect on our business.
          We are, and will continue to be, reliant upon such third parties to protect their intellectual property rights to this technology. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. We may not continue to have proprietary rights to the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, operating results and financial condition.
          Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, through either direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.
International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.
          Patent law outside the U.S. is even more uncertain than in the U.S. and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. For example, certain countries do not grant patent claims that are related to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our management’s efforts.
Risks Related to our Industry
We may experience delays in obtaining required regulatory approvals in the U.S. to market our proposed product candidates.
          Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a negative impact on our results of operations. If we experience significant delays in testing or approvals, our product development costs, or our ability to license product candidates, will increase. If the FDA grants regulatory approval of a product, this approval will be limited to those disease states and conditions for which the product has been demonstrated through clinical trials to be safe and effective. Any product approvals that we receive in the future could also include significant restrictions on the use or marketing of our products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product were seized or recalled, we would be unable to sell or license that product and our revenues would suffer. In addition, outside the U.S., our ability to market any of our potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities and these foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.
Before we can commence clinical trials of any of our product candidates, we will need to complete preclinical research and commercial evaluation and file an IND (or foreign equivalent) with respect to such product candidate. We may not complete this preclinical research or file an IND (or foreign equivalent) in a timely fashion or at all.
          On May 8, 2008 we received a notice of no objection from Health Canada in response to our Clinical Trial Application (or “CTA”) for our lead antibiotic compound, PMX-30063, which allows for the initiation of human clinical studies in Canada. A CTA is the Canadian equivalent to a United States IND. We have filed and hope to have an effective United States IND for PMX-60056 during the third quarter of 2008. With additional financing we plan to commence our Phase 1 studies during the third quarter of 2008. In the U.S., drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of an IND. An IND must become effective before clinical trials can begin in the U.S. and similar applications are required in jurisdictions outside of the U.S. In the U.S., an IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence. We consider cost and timing for our Phase 1 studies in making final determination as to where our Phase 1 studies are conducted. All Phase 1 studies will be designed in conformity with United States GCP standards. In instances where Phase 1 studies are conducted outside the Unites States, we plan to file INDs with FDA prior to Phase II and seek regulatory approval in the United States. We may not be able to file the additional INDs, CTAs, or other foreign equivalent applications, in the timeframe which we currently expect, or at all.
Because clinical trials for our product candidates will be expensive and protracted and their outcome is uncertain, we must invest substantial amounts of time and money that may not yield viable products.
          Conducting clinical trials is a lengthy, time-consuming and expensive process. We must demonstrate through laboratory, animal and human studies that our product candidates are both effective and safe for use in humans. The results of preliminary studies do not predict clinical success. A number of potential drugs have shown promising results in early testing but subsequently failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.

          Completion of clinical trials may take many years. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The FDA monitors the progress of each phase of testing, and may require the modification, suspension, or termination of a trial if it is determined to present excessive risks to patients. The clinical trial process may also be accompanied by substantial delay and expense and the data generated in these studies ultimately may not be sufficient for marketing approval by the FDA. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:
➢	our inability to manufacture sufficient quantities of materials for use in clinical trials;

➢	variability in the number and types of patients available for each study;

➢	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

➢	unforeseen safety issues or side effects;

➢	poor or unanticipated effectiveness of products during the clinical trials; or

➢	government or regulatory delays.
          We will incur substantial additional expense for and devote a significant amount of time to these studies. The results of these studies must be submitted to the FDA as part of an NDA, and must be approved by the FDA before the product may be marketed. We estimate that it will cost at least $50 million in direct development costs over 36-42 months to file an NDA for our defensin mimetic i.v. antibiotic product candidate and 30-36 months to file an NDA for our heptagonist product candidate and thus bring to market each of these product candidates (at least $100 million for both product candidates).
          Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter. Furthermore, the FDA may prevent us from marketing a product candidate under a label for its desired indications or place other conditions, including restrictive labeling, on distribution as a condition of any approvals, which may impair commercialization of the product.
If competitors develop and market products that are more effective, have fewer side effects, are less expensive than our product candidates or offer other advantages as compared to our product candidates, our commercial opportunities will be limited.
          Other companies have product candidates in development to treat the conditions we are seeking to ultimately treat. If these competitors are able to develop products that are more effective, have fewer side effects, are less expensive or offer other advantages as compared to our product candidates, our commercial opportunities will be limited. Furthermore, if our competitors commercialize competing products before we do, then our ability to penetrate the market and sell our products may be impaired.
          Our competitors include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:
➢	attract parties for acquisitions, joint ventures or other collaborations;

➢	license proprietary technology that is competitive with the technology we are practicing;

➢	attract funding; and

➢	attract and hire scientific talent.
          In the antibiotic market, many major pharmaceutical companies, such as GlaxoSmithKline, Pfizer, Bayer, Merck and Sanofi Aventis have already established significant positions. Additionally, many smaller companies, such as Cubist Pharmaceuticals, Oscient Therapeutics, NovaBay Pharmaceuticals, Inc., Ceragenix and Inhibitex either have marketed, or are attempting to enter this market by developing, novel and more potent antibiotics that are intended to be effective against drug-resistant bacterial strains. In the UFH antagonist market, protamine is the only available antidote for and antagonist to UFH and, as such, protamine currently dominates this market. Because of protamine’s virtual monopoly of the UFH antidote/antagonist market, we believe that it may be difficult for our future UFH antidote/antagonist products to penetrate this market. There may be additional competitive products about which we are not aware.
Healthcare reform measures could adversely affect our business.
          The business and financial condition of pharmaceutical companies is affected by the efforts of governmental and third party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the U.S., pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the U.S. to continue. The implementation of such additional controls could have the effect of reducing the prices that we are able to charge for any products we develop and sell through these plans. Prescription drug legislation and related amendments or regulations could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for any products we develop or to lower reimbursement amounts that they pay.
          Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.
Because our activities may involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.
          If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages. Our research and development activities may involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.
Risks Related to our Common Stock
Our common stock is illiquid and the price of our common stock may be negatively impacted by factors that are unrelated to our operations.
          Our common stock is currently quoted on the OTC Bulletin Board. Trading of our stock through the OTC Bulletin Board is frequently thin and highly volatile. A sufficient market may not develop in the stock, in which case it could be difficult for stockholders to sell their stock. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of our competitors, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.
A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our ability to continue operations.
          A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because a significant portion of our operations has been and will continue to be financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plans and operations, including our ability to develop our product candidates and continue our current operations. If our stock price declines, it may be more difficult to raise additional capital. If we are unable to raise sufficient capital in the future, and we are unable to generate funds from operations sufficient to meet our obligations, we will not be able to have the resources to continue our normal operations.
          The market price for our common stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, may have a material adverse effect on the market price of our common stock.
When we issue additional shares in the future, it will likely result in the dilution of our existing stockholders.
          Our certificate of incorporation authorizes the issuance of up to 90,000,000 shares of common stock with a $0.001 par value and 10,000,000 preferred shares with a par value of $0.001, of which 32,114,000 common shares were issued and outstanding as of June 30, 2008. Our board of directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of preferred stock and may choose to issue some or all of such shares to provide additional financing or acquire more businesses in the future.
          Moreover, in the past, we issued warrants and options to acquire shares of common stock. To the extent these warrants and/or options are ultimately exercised, you will sustain future dilution. As of June 30, 2008, we had warrants and options to purchase 12,884,000 shares of our common stock outstanding. Warrants to purchase 3,054,000 shares of our common stock have weighted average anti-dilution protection if we sell certain securities at a price per share less than $1.66 per share.
          The issuance of any shares for acquisition, licensing or financing efforts, upon conversion of any preferred stock or exercise of warrants and options, pursuant to our equity compensation plans, or otherwise may result in a reduction of the book value and market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current stockholders. Further, such issuance may result in a change of control of our corporation.
Trading of our stock may be restricted by the Securities Exchange Commission’s penny stock regulations, which may limit a stockholder’s ability to buy and sell our stock.
          The Securities and Exchange Commission has adopted regulations that generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may adversely affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.
          In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.
We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.
          We have never declared or paid a cash dividend on our common stock and we do not expect to pay cash dividends in the foreseeable future. If we do have available cash, we intend to use it to grow our business.
Sales of a substantial number of shares of our common stock into the public market may result in significant downward pressure on the price of our common stock and could affect your ability to realize the current trading price of our common stock.
          Sales of a substantial number of shares of our common stock in the public market, including by persons or entities holding a large number of shares of our common stock, could cause a reduction in the market price of our common stock. To the extent stockholders sell shares of common stock, the price of our common stock may decrease due to the additional shares of common stock in the market.
          Any significant downward pressure on the price of our common stock as stockholders sell their shares could encourage short sales by the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.
Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.
          Certain provisions of our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:
➢	the ability of our board of directors to issue preferred stock with voting or other rights or preferences;

➢	limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

➢	requirements that special meetings of our stockholders may only be called by the chairman of our board of directors, our president, or upon a resolution adopted by, or an affirmative vote of, a majority of our board of directors; and

➢	advance notice procedures our stockholders must comply with in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.
          We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained.
          Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.
Risks Related to this Offering
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering.
          There is no minimum offering amount required as a condition to closing this offering and therefore net proceeds from this offering will be immediately available to our management to use at their discretion. We intend to use the net proceeds for general corporate purposes to support further research and development of our product candidates, which may include the financing of capital expenditures in connection therewith and general working capital needs. Their judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.
          You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to 15,000,000 units of common stock offered in this offering at a public offering price of $0.70 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $0.39 per share, or 56%, at the public offering price. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.
There is no public market for the Series A warrants to purchase common stock in this offering.
          There is no established public trading market for the Series A warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing the Series A warrants on any securities exchange. Without an active market, the liquidity of the Series A warrants will be limited.
The offering may not be fully subscribed, and, even if the offering is fully subscribed, we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.
          The placement agents in this offering will offer the units on a “best-efforts” basis, meaning that we may raise substantially less than the total maximum offering amounts. Further, during fiscal 2007 and the first quarter of fiscal 2008, we used a significant amount of cash to finance the continued development and testing of our product candidates. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

USE OF PROCEEDS
          We estimate that the net proceeds to us from the sale of securities in this offering, assuming gross proceeds of $15 million (which is the amount of gross proceeds received if the offering is fully subscribed), will be approximately $14 million, after deducting the placement agents’ fees and estimated expenses of this offering. In addition, if all of the Series A warrants offered by this prospectus and the placement agent warrants are exercised in full for cash, we will receive approximately an additional $22 million in cash. We may not be successful in selling any or all of the securities offered hereby. Because there is no minimum offering amount required as a condition to closing in this offering, we may sell less than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us.
          We expect to use any proceeds received from the offering:
➢	to support the commercialization of our current and future product candidates;

➢	to fund our research and development activities; and

➢	for general working capital needs.
          During 2008, we anticipate spending, depending on the results of capital raising activities, between $9 million and $16 million in combined research, development and general and administrative costs. These amounts include amounts spent to date and cash on hand. We estimate that it will cost at least $50 million in direct development costs over 36-42 months to file an NDA for our defensin mimetic i.v. antibiotic product candidate and 30-36 months to file an NDA for our heptagonist product candidate and thus bring to market each of these product candidates (at least $100 million for both product candidates).
          We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of the securities.
          We anticipate that the net proceeds obtained from this offering will be used to fund the following initiatives in order of priority (in thousands):

	Portion of	Percentage of
	net proceeds	net proceeds
PMX-30063 Clinical Development	$4,500	32.9%
PMX-60056 Clinical Development	4,500	32.9%
Other research and development programs	4,000	29.2%
General corporate purposes	695	5%

Maximum net proceeds of the offering	$13,695	100%

          We may invest the net proceeds received from this offering temporarily until we use them for their stated purpose.
DILUTION
          Our reported net tangible book value as of March 31, 2008 was $2,659,000, or $0.08 per share of common stock, based upon 32,084,000 shares outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the sale by us of up to 15,000,000 units of common stock offered in this offering at a public offering price of $0.70 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2008 would have been up to approximately $16,354,000, or $0.31 per share. This represents an immediate increase in net tangible book value of approximately $0.23 per share to our existing stockholders and an immediate dilution of $0.39 per share to new investors purchasing shares at the public offering price.
          The following table illustrates the immediate per share dilution at a public offering price of $0.70 per unit:

Public offering price per unit		$0.70
Net tangible book value per share as of March 31, 2008	$0.08
Increase per share attributable to new investors	$0.23

As adjusted net tangible book value per share after the offering		$0.31
Dilution per share to new investors		$0.39

Dilution as a percentage of the offering price		56%

OUR BUSINESS
     We are a biotechnology company focused on treating life threatening, serious, infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. The following chart illustrates the current stage of development of our internally developed pipeline along with planned development timings for our two lead clinical programs:
Drug Product Candidate Discovery Development IND** Phase 1 Start Phase 2 Start Clinical Stage Compounds: PMX-30063 Accepted Q2 2008 Q1 2009 (defensin mimetic i.v. antibiotic) PMX-60056 — Heptagonist (UFH and LMWH reversing agent) Q2 2008 Q3 2008 Q1 2009 Pre-Clinical Stage Compounds: PMX-30063* (defensin mimetic ophthalmic antibiotic) PMX-70004, PMX-50003* (defensin mimetic polymer biomaterial) PMX-30063* (defensin mimetic oral antibiotic) PMX-10098* (defensin mimetic anti-fungal/viral) PMX-20005 * (angiogenesis inhibitor)

*	Program on hold pending additional financing

**	Investigational New Drug Application or Canadian Clinical Trial Application
CLINICAL PROGRAMS:
Defensin Mimetic Antibiotic Product Candidate
Market Opportunity
          Worldwide, more than seven million patients are hospitalized each year for bacterial infections, with approximately 49 million total patients being treated for infections. Approximately 90,000 people in the U.S. die as a result of healthcare acquired infections according to the CDC. According to a 2001 article published in Emerging Infectious Diseases, healthcare-acquired infections cost approximately $4.5 billion annually in the U.S. The same article estimates that drug-resistant bacteria cause more than 70% of healthcare-acquired infections. A February 2008 report from the Association for Professionals in Infection Control and Epidemiology (APIC) estimates that 70% of infections may now be resistant to antibiotics. As drug-resistance continues to spread, the need for potent novel antibiotic drugs increases.
          According to DataMonitor, a provider of healthcare market analysis data, the world’s antibiotic market was approximately $25.5 billion in 2005 after growing at a compound annual growth rate of 5.1% between 2001 and 2005 and the world’s hospital antibiotic market was $8 billion in 2006. DataMonitor further estimates that the U.S. market for all antibiotic drugs was approximately $10.8 billion in 2004. The portion of the antibiotic market that we initially intend to target is the North American acute-care hospital market. This market includes intravenous or subcutaneously infused products that are administered, or at least prescribed, in the hospital. According to IMS Health, another leading provider of healthcare market analysis data, the size of this market during the twelve months ended August 2004 was approximately $3 billion.
Host Defense Proteins
          Our small molecule defensin mimetic antibiotic product candidates mimic the activity of host defense proteins. Host defense proteins are part of the innate immune system. In the human body, host defense proteins primarily exist in the respiratory tract, the urogenital tract, the gastrointestinal track and the epidermal tissues under the skin, all locations where microbial pathogens first enter the human body, and represent a first line of defense against bacterial attack. Host defense proteins are also important because they act rapidly against bacteria, unlike other parts of the immune system that take longer to work.
          Host defense proteins use a simple, but effective method for killing bacteria. They target bacterial membranes and disrupt them using a combination of two mechanisms. At low doses, these antimicrobial proteins associate in membranes causing membrane thinning and formation of transient pores leading to membrane permeabilization and leakage of cellular ions and metabolites, which results in the killing of the bacterial cell. At higher doses, they cause generalized disruption of the bilayer structure of the membrane, leading to the complete breakdown of the bacterial membrane and leakage of cellular contents, which results in the killing of the bacterial cell.
          Antibiotics on the market today generally target specific molecular targets in bacteria and many must enter the bacteria cell to work. Bacterial cells can become resistant to antibiotics through:
➢	genetic mutations that modify the molecular targets themselves, rendering them invulnerable to the antibiotic in question; or

➢	metabolic responses that cause the cell to pump out foreign agents, preventing the antibiotics from accessing the molecular targets.
          By contrast, host defense proteins physically disrupt the cell from the outside. The mechanism of action of the host defense proteins makes it difficult for bacteria to develop resistance because of several reasons:
➢	they do not have to enter the bacterial cell to work;

➢	they act quickly, killing bacteria within minutes of exposure, thereby limiting the bacterial response time; and

➢	in order to develop effective defenses, the bacteria would have to alter the structure of its cell membrane, which is a highly complex multi-step response that would likely reduce the ability of the newly mutated bacteria to grow and survive in a natural environment due to changes in membrane transport of essential nutrients and wastes.
          It has been documented in many studies published by the American Society of Microbiology and others that susceptible bacteria do not readily develop resistance to host defense proteins under experimental conditions where resistance readily develops against conventional antibiotics. Furthermore, bacteria remain sensitive to the host defense proteins despite hundreds of millions of years of evolution in which bacteria have been exposed to host defense proteins’ antimicrobial mechanism of action.
          Another favorable attribute of host defense proteins is that they selectively target bacteria and not mammalian cells, by recognizing the differences in the composition of bacterial and mammalian cell membranes. The outer surface of bacterial cell membranes is more negatively charged than mammalian cells. Bacterial cell membranes also lack cholesterol, an essential component of all mammalian membranes. Host defense proteins specifically target membranes that lack cholesterol and have a high degree of negative electrical charge. Therefore, they selectively attack bacterial cell membranes while mitigating harm to mammalian cells.
          We believe that the host defense proteins provide an attractive mechanistic approach for the development of a new type of antibiotic therapeutic drug due to their strong antimicrobial activity, unique mechanism of action for which bacterial resistance appears less likely to develop, and selective targeting of bacteria but not mammalian cells. Attempts were made in the past by other companies to develop natural host defense proteins as novel antibiotics. Those products lacked robust activity in models of systemic infection, and were studied for niche topical applications, likely as a result of their limited systemic availability. None of them has been successfully commercialized to date because of difficulties relating to some of the inherent complexities associated with protein drugs: a lack of systemic bioavailability and stability. For systemic applications, all protein drugs have a number of limitations, including often not being bioavailable with either injectable or oral administration, often expensive to produce, often unstable even with intravenous administration, and at risk of eliciting immunological reactions which can neutralize their activity.
Our Approach
          We have developed PMX-30063, our lead defensin mimetic antibiotic product candidate, and other novel small molecule defensin mimetic antibiotics that mimic the activity of host defense proteins. We are seeking to commercialize these defensin mimetic compounds as antibiotics in a variety of forms to combat drug-resistant bacterial infections. PMX-30063 and other defensin mimetic antibiotic product candidates are completely synthetic, which make them easier and less expensive to produce than proteins. Importantly, our small molecule compounds demonstrate activity in animal models of systemic infection, activity that was lacking in past attempts to develop natural host defense proteins. These defensin mimetic antibiotic product candidates may be developed in a variety of formulations, including injectable, tablet and topical, for a wide range of antibiotic applications. The results of our preclinical experiments for PMX-30063 and other defensin mimetic antibiotic product candidates suggest several advantages compared to other marketed antibiotics. Such advantages include:
➢	Broad spectrum of activity, including against resistant bacterial strains. By acting on bacterial cell membranes, we believe our antibiotics will be effective against a broad range of Gram-positive and Gram-negative pathogens. In our in vitro efficacy studies, our defensin mimetic antibiotic product candidates as a class demonstrated potent antibacterial activity on hundreds of common bacterial pathogens. To support our initial clinical target of broad treatment of Staphylococcus infections, we have also demonstrated activity against 148 different strains and species of Staph, including 89 drug-resistant strains. The antibacterial activity of our defensin mimetic antibiotic product candidates has also been demonstrated in animal models of systemic infections.

➢	Lower likelihood for the development of drug-resistance. It is very difficult for bacteria to develop drug resistance to natural antimicrobial host defense proteins because these proteins act on bacterial membranes rather than on a single, mutable molecular target, such as an enzyme. Because our defensin mimetic antibiotic product candidates are designed to have the same mechanism of action as host defense proteins, we anticipate them to have a similar lower likelihood of developing bacterial resistance compared to conventional antibiotics. This reduced likelihood of bacterial resistance has also been demonstrated in laboratory serial passage experimental studies.

➢	Potentially faster acting than other antibiotics. In time-kill studies, our defensin mimetic antibiotic product candidates act quickly when bacteria are exposed to them. We observed bactericidal activity in a matter of minutes after exposure to our defensin mimetic antibiotic product candidates. In contrast, many currently marketed drugs can take hours or even several days to show effect.
Preclinical Experiments
          Our preclinical research indicates that PMX-30063, our lead defensin mimetic antibiotic product candidate, has a number of favorable attributes, including relatively low molecular weight, potent and broad spectrum antibacterial activity, low cytotoxicity, good tolerance in acute toxicity and repeat dose animal experiments and strong efficacy in animal models of bacterial infection. Our defensin mimetic antibiotic product candidates have demonstrated efficacy in preclinical experiments against strains of bacteria that are currently resistant to one or more classes of currently available antibiotics. Due to the novel mechanism of action of our product candidates and the results of our preclinical research, we believe it is less likely that resistance will develop against our defensin mimetic antibiotic product candidates compared with conventional antibiotic drugs. The results of certain of our preclinical experiments for PMX-30063 are discussed below.

Bacterial Resistance
          We employed a serial passage method to measure the potential development of bacterial drug resistance to PMX-30063. In serial passage experiments, bacteria are repeatedly exposed to sub-lethal concentrations of a drug, which accelerates the over-growth of mutant forms of bacteria that are resistant to the action of an antibiotic drug. In our experiments, we compared PMX-30063 with norfloxacin, a widely used broad-spectrum antibiotic drug. Resistance by Staph bacteria, including MRSA, was readily observed for norfloxacin, whereas no resistance was observed for PMX-30063. In similar studies performed by a contract research organization, no resistance developed to our defensin mimetic antibiotic compounds when bacterial strains that were resistant to other antibiotics were used in the test. These results are consistent with those that have been previously demonstrated with host defense proteins.
Pharmacokinetics
          Pharmacokinetics is the study of how a compound behaves in the body. Efficacy studies determine how effective a compound is for its intended use, in this case, PMX-30063 as an antibiotic agent. Pharmacokinetic and efficacy studies are performed to establish the most effective dosage levels. Pharmacokinetic analysis has been completed for PMX-30063 in a mouse model. In these experiments, blood samples were collected at nine time points over 24 hours and quantified. One of the important measurements in these blood sample studies is half-life, which measures the time it takes for half of an administered dose of compound to be cleared from the body. These measurements guide how often a compound needs to be administered. PMX-30063 generally exhibited half-lives in the range of 0.81 hours to 2.66 hours, which is comparable to the half-life of several antibiotics widely used in the hospital setting.
          Proteins and other components in blood can have significant effects on the activities of drug candidates, such as loss of antimicrobial activity. Our preclinical research suggests that PMX-30063 is stable and the antimicrobial activity is maintained in the presence of blood serum. These serum-effect profiles compare very favorably with many marketed antibiotic drugs.
In Vitro Activity
          PMX-30063 has demonstrated potent and selective in vitro antibacterial activity. In our preclinical experiments, PMX-30063 demonstrated potent activity against both Gram-positive and Gram-negative bacteria, two general classes of bacteria, as well as fungi. Potent activity is found against bacteria isolated from human infections including two important hospital pathogens, methicillin-resistant S. aureus, or MRSA, and vancomycin resistant enterococcus, or VRE. Overall, our defensin mimetic antibiotic compounds as a class have demonstrated antimicrobial activity against a broad spectrum of over 100 strains of bacteria, including clinical isolates of Gram-positive and Gram-negative bacteria.
In Vitro Metabolism
          Metabolism studies seek to determine what happens to a compound after it has been administered to a body, if it is changed in the body, and how it may be eliminated from the body. PMX-30063 has been tested for stability in the presence of mouse and human liver microsomes to investigate the extent to which liver metabolism could be a factor upon compound administration. PMX-30063 demonstrated high stability in the presence of liver microsomes. This data suggests that PMX-30063 should be metabolically stable.
Animal Efficacy and Toxicology Studies
          The following animal efficacy and toxicology data provides important proof-of-concept information that we believe supports development of PMX-30063 as a novel antibacterial agent for systemic infections. We have conducted additional efficacy studies in both mice and rats using intravenous infusions to examine the activity of PMX-30063 in validated models of bacterial infection to find a dosing regimen that would maximize the tolerability of PMX-30063. Additional pharmacokinetic, toxicology and safety pharmacology studies were also conducted to evaluate PMX-30063.
          Thigh burden model. The thigh burden model is a widely used and accepted animal model for evaluating antibacterial activity of antibiotic drugs, such as PMX-30063, in animals. Mice were inoculated in the thigh muscle with S. aureus and then treated with our PMX-30063 by intravenous bolus administration. PMX-30063 significantly reduced the bacterial burden in thighs compared to the inoculated control treatment of saline even when first administered one hour after inoculation with bacteria.
          Sepsis model. We also tested the antibacterial efficacy of PMX-30063 in a mouse sepsis model. In our studies, we infected mice with S. aureus at 100 times the lethal dose through injections into the body cavity. These animals were then treated with either vancomycin or PMX-30063. All animals were observed for mortality over seven days following treatment. This is a stringent test of a compound as it involves a severe infection and the drug must both work quickly, and be able to reach many body compartments from the bloodstream at sufficiently high concentrations to kill the infectious bacteria for the animals to survive. When left untreated, the infected mice all died within one to two days. Mice treated with PMX-30063 demonstrated comparable to superior survival rates to mice treated with vancomycin. These studies demonstrate that when delivered intravenously, PMX-30063 can be distributed throughout the body and reach the compartments needed to effectively treat bacterial infection.
          Toxicology Testing. Toxicology studies are done to determine the difference between the dose at which a compound is effective and the dose at which it demonstrates toxicity. These studies and measurements are done to determine the ratio between the toxic and effective doses. This ratio is referred to as the therapeutic index or selectivity ratio. Single and multi-dose acute toxicity studies have been completed with PMX-30063 in mice and rats to determine the highest dose where no apparent toxicities or adverse behavioral responses are observed. Our results demonstrated that PMX-30063 is better tolerated when administered by intravenous infusion rather than by bolus intravenous injection, and generally suggest that an acceptable therapeutic index may be achieved, meaning that effective doses are less than toxic doses. Results from these studies suggest that an acceptable therapeutic index for PMX-30063 may be achieved.
Development Plan
          We have scaled up manufacturing of clinical supplies for our lead antibiotic compound, PMX-30063, under GMP conditions. The GLP compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-30063 may be achieved. Our first product candidate will be an i.v. formulation intended to treat respiratory tract infections, urinary tract infections and complicated skin and soft tissue infections, including gynecological infections, caused by strains of Staph bacteria. We anticipate that the bacterial targets of PMX-30063 will include drug resistant strains, particularly broadly targeting the various strains of Staph bacteria. In the future, we also hope to expand indications to also potentially include other bacterial strains such as Pseudomonas, Streptococcus, and Enterococcus.
          On May 8, 2008 we received a notice of no objection from Health Canada in response to our Clinical Trial Application (or “CTA”) for our lead antibiotic compound, PMX-30063, which allows for the initiation of human clinical studies in Canada. We expect to commence Phase I human clinical trials during the third quarter of 2008. The Phase I studies will include (i) a single dose study of healthy volunteers receiving PMX-30063 at various increasing dose levels (Phase 1A) and (ii) a multi-dose study of healthy volunteers who receive PMX-30063 at various increasing dose levels (Phase 1B). The primary endpoint for the two Phase 1 studies will be a safety assessment. Assuming availability of adequate financing and the timing of receipt of funds, we plan to commence the Phase 1A study in the third quarter of 2008 and plan to commence the Phase 1B study in the fourth quarter of 2008. We plan to conduct the Phase 1 studies in Canada to take advantage of certain permitted efficiencies, but otherwise in conformity to United States GCP standards, file an IND with the FDA before commencing Phase II studies, which are planned for 2009 in the United States, and ultimately seek regulatory approval in the United States. If adequate financing is not secured during the first half of 2008, we will delay or scale-back this program until additional funding is secured. We estimate that it will cost at least $50 million in direct clinical development costs over 36-42 months to file a NDA for this product.
          After Phase I, our plan is to investigate and pursue one of the accelerated development and/or regulatory processes, which may be granted by the FDA to speed up the review process for products that address an unmet medical need. These paths include: “fast track,” which is based on recognition by the FDA of medical need; “priority review,” which provides for a six-month review time after filing of a New Drug Application, or NDA; and “accelerated approval,” under which drugs for serious or life threatening disorders for which there is an unmet medical need may be approved based on Phase II clinical data or surrogate clinical markers, with a requirement to complete studies and show clinical outcomes. Drugs to treat HIV, the virus that causes AIDS, are examples of agents that have been approved under “accelerated approval” provisions.
          We believe that use of PMX-30063 as an antibiotic would address an unmet medical need; however, the FDA may not grant any of our antibiotic product candidate compounds any of these designations. If a compound is granted one of these designations, it may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may help shorten the review time of any such filing. Each of the last three antibiotic drugs that targeted MRSA drug resistant Staph infections, one of the anticipated clinical targets of PMX-30063, and applied to be granted “fast track” status received such status. However, our novel mechanism of action may cause our compounds to be denied such accelerated development and/or review status. See the section entitled “Risk Factors” for a further discussion of the risks associated with our intention to apply for such accelerated development and/or review status.
          If PMX-30063 is not granted accelerated approval status, we estimate that it will cost at least $50 million in direct development costs over 36-42 months to file an NDA for this product candidate. In the event that we are granted “fast track,” “priority review” or “accelerated development” status by the FDA, it is possible that both the time and cost to file an NDA could be significantly less than these estimates. The exact extent of these potential time and cost savings can only be determined based on future discussions with the FDA. If we were to secure additional financing and develop our ophthalmic topical and non-absorbed oral antibiotic product candidates, we estimate that it will cost at least an additional $35 million in direct development costs over 48-60 months to file an NDA for each of these products.
          In April 2004, we received a Small Business Innovation Research, or SBIR, grant of $238,000 from the National Institute of Health (NIH) to conduct animal testing of our product candidates. Research under this grant was completed and, in March 2006, we received a Phase II SBIR grant of $2.9 million over three years in support of our development of an i.v. antibiotic product candidate.
Heptagonist Product Candidate
     UFH and LMWH are blood clot prevention drugs, which are commonly used in numerous post-surgical applications as anti-coagulants. Overdoses of UFH or LMWH are dangerous due to potentially life-threatening bleeding. While widely used, UFH and LMWH have the risk of adverse bleeding side effects, which requires frequent monitoring.
Market Opportunity
Unfractionated Heparin (UFH)
          Protamine is the only available reversing agent for UFH. It is used both as an antidote in the event of overdose, and more commonly in standard treatment as a reversing agent following coronary artery bypass grafts (CABG, or “bypass” procedures), in which standard practice involves administering UFH while the patient is on the heart-lung bypass machine to prevent blood clots from forming in the machine and which could then cause problems when the blood is re-infused to the patient. However, protamine has many significant potential adverse effects, including:
➢	unpredictable efficacy, resulting in variable inter-patient activity;

➢	anticoagulant activity of protamine can actually increase and worsen the anticoagulant activity of UFH, and which requires complex dose-titration and careful administration of often several doses;

➢	allergic anaphylactic reactions in some patients due to the fact that protamine is a biological product derived from fish sperm;

➢	inferior fibrokinetics, or clot formation, can result in leaky clots and in more serious cases rebound bleeding may occur; and

➢	immunogenic reactions with antibodies formed after sensitization to protamine in patients who have previously received protamine can impact efficacy and result in severe reaction; some patients, such as diabetic patients receiving zinc insulin, or males who have undergone vasectomy, may have pre-existing antibodies that could pre-dispose them to sensitivity to protamine.
          As a result, we believe there is a significant medical and market need for a safer UFH antagonist. Worldwide, we estimate approximately two million extracorporeal blood procedures, including cardiothoracic procedures, are performed that utilize heparin and may require UFH reversal, and eight million doses of protamine are used annually (IMS data). We believe our hepatagonists will be a safer alternative to protamine.
Low Molecular Weight Heparin (LMWH)
          The LMWHs are often used for longer term prevention of blood clots (thrombophylaxis), in indications such as deep vein thrombosis (DVT), in patients who have had heart attacks (post MI), and in cancer patients. All of these patient groups are at risk of developing potentially life-threatening blood clots, and are given anti-clotting drugs including LMWHs to prevent dangerous clot formation. Because of their benefits, LMWHs are being increasingly used, with worldwide sales of approximately $4 billion in 2005 (according to IMS/RDN Insight), and we estimate are used by approximately 12 million patients annually.
          While having favorable risk/benefit characteristics, a number of clinical studies have shown that there is a significant incidence of bleeding in patients who receive LMWHs. Most studies generally show that 1%-4% of patients experience serious, life-threatening bleeding, and up to 20% may experience clinically significant bleeding. Protamine is not considered reliably effective and is not approved for reversal of LMWH. In patients who experience bleeding problems while on LMWH, current care may involve hospitalization, blood transfusions, and surgery, which can be expensive and unreliable.
          LMWHs are not currently used in acute surgical settings, such as cardiothoracic procedures, because of the lack of a reversing agent. The long half-life of LMWH products of up to 24 hours, while an advantage for longer-term administration, can be a major disadvantage if a patient has a major bleeding episode or must be re-operated on shortly after surgery. If clotting time is prolonged due to systemic LMWH, re-operation may not be possible. Although protamine is available as an antidote for UFH, it does not work well with LMWH and there currently are no antidotes for LMWH on the market. The availability of an antidote to LMWH could allow these drugs to be used in cardiothoracic surgical procedures, as well as used in patients who are currently contraindicated for LMWH or who may need to undergo re-operation. Thus, an LMWH antagonist could substantially increase the market and sales of LMWH drugs, thereby also increasing the need and market for a LMWH antagonist such as our heptagonist product candidate.
          For these reasons, we believe there is an important medical need and a significant commercial opportunity for a LMWH antagonist. A LMWH antagonist could also increase the market and sales of LMWH drugs.
Product Opportunity
We believe that an antagonist to UFH and LMWH is an attractive product opportunity for the following reasons:
➢	Unmet medical need. We believe that a safer antagonist to UFH and an effective and safe antagonist for LMWH would address a large unmet medical need.

➢	Ease of clinical trials. The reversal of the blood clotting effects of UFH and LMWH provides an effective and easily measured end point for human trials.

➢	Attractive companion product for an LMWH. An LMWH-antagonist offers the possibility to increase market share of a proprietary brand of LMWH and also provide significant differentiating advantages versus other LMWH products without a companion antagonist.

➢	Predictive preclinical models. The method and laboratory measurement of clotting time in animals is identical to the methodology needed in human clinical trials and should be predictive of efficacy.

➢	Pricing. If our product candidates are approved by the U.S. Food and Drug Administration, or FDA, and marketed, we believe that such products would have reasonable cost of goods and attractive gross margins.

➢	Focused acute care markets. Use of UFH and LMWH is concentrated in hospitals, which could be addressed by a small sales force.
Our Approach
          UFH and LMWH are composed of sulfated polysaccharides, which provide an attractive target for the structure based design of novel molecules. Based on a model for the three-dimensional structure of these molecules, we have produced a series of compounds that bind very tightly to the critical pentasaccharide site found on both UFH and LMWH. In preclinical experiments, our compounds have demonstrated efficacy at sub-micromolar concentrations, and the ability to reverse the effect of both UFH and LMWH in whole human blood. Furthermore, we believe these compounds function with a high degree of specificity. We have synthesized and screened a number of compounds that demonstrate reversal of both UFH and LMWH resulting in the normalization of blood clotting time.
          Our objectives in this program are to develop a product that:
➢	is as effective as protamine in reversing the anticoagulant effect UFH,

➢	is safer than protamine,

➢	is easy to use,

➢	has superior fibrokinetic activity (less deleterious impact on clot formation than protamine),

➢	is less sensitizing than protamine, and

➢	is effective in reversing the anticoagulant effect of LMWH.
We believe that a heptagonist with these attributes could replace protamine for its current uses, expand the heparin reversal market by introducing a reversing agent for LMWH, provide a new treatment for patients receiving LMWH and who experience bleeding complications and require reversal, and further expand the LMWH market by allowing physicians to more widely use LMWH.
Preclinical Experiments
          One laboratory model used to evaluate the activity of an antagonist to a blood clot prevention drug (UFH or LMWH) is the measurement of time it takes for blood or plasma to clot, with and without antagonist (PMX-60056), in the presence of the blood clot prevention drug. PMX-60056 was able to neutralize the activity of both UFH and LMWH products, as measured by normalization of clotting time or normalization of various enzyme activities involved in clot formation. For example, in one experiment normal untreated blood required 28 seconds to clot. When UFH was added to the human plasma, clotting time increased to more than 300 seconds. When PMX-60056 was added to plasma that had been treated with UFH, the clotting time was normalized. PMX-60056 was also able to neutralize UFH in whole human blood. Normalization of clotting time with PMX-60056 occurred at similar concentrations as that for protamine, indicating comparable potencies for antagonism of UFH in human plasma and blood between PMX-60056 and protamine. PMX-60056 also effectively reversed the anti-coagulant activities of several different clinical preparations of LMWH in human plasma or whole blood.
          PMX-60056 has been shown to have distinct advantages over protamine in two safety and efficacy-related assays. Protamine significantly impaired the aggregation of platelets (necessary for normal clot formation) whereas PMX-60056 had little effect on platelet aggregation. Furthermore, when PMX-60056 reversed the effects of UFH or LMWH it also restored the normal rate and extent of clot formation. However, when protamine was used to reverse UFH or the LMWHs, normal rates and extent of clot formation were not achieved. In the selection of a safe and effective compound to control and prevent bleeding in the presence of an anti-coagulant, we believe that platelet aggregation and restoration of normal clot formation are critically important factors for choosing the preferred agent.
          PMX-60056 rapidly restored normal clotting time in UFH-treated rats and dogs. For example, when rats were administered UFH at an i.v. dose of 75 U/kg, clotting time was >120 seconds. Treatment with PMX-60056 after UFH administration restored clotting time to normal (approximately 12-15 seconds) within 1 minute after PMX-60056 treatment at an i.v. dose of 2 mg/kg. In other experiments with UFH-treated rats, normal clotting time was rapidly restored at i.v. dosages of 0.5 and 1.0 mg/kg of PMX-60056. In dogs treated with 300 U/kg UFH, clotting time was >120 seconds. Treatment with an i.v. dose of 4 mg/kg PMX-60056 restored normal clotting time by the first time point examined, which was 5 minutes after compound administration.
          We believe that the safety of PMX-60056 may be supported using in vitro hemolysis assays where the sensitivity, or lysis, of human erythrocytes (red blood cells) was examined in the presence of increasing concentrations of PMX-60056. In these assays, PMX-60056 was not hemolytic at concentrations that far exceed the expected therapeutic levels. Single dose toxicity studies in mice demonstrated that PMX-60056 was well tolerated, indicating that an effective therapeutic index, which measures the difference between effective doses and toxic doses, may be achieved. Other safety studies measuring hemodynamic effects (heart rate and blood pressures) in the rat and cardiovascular responses (EKG, heart rate and blood pressures) in the dog also indicate that an effective therapeutic index for PMX-60056 may be achieved.
Development Plan
          We have scaled up manufacturing of clinical supplies for PMX-60056 under GMP conditions. GLP compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-60056 may be achieved. We have filed and hope to have an effective United States IND during the third quarter of 2008. With additional financing we plan to commence our Phase 1 studies during the third quarter of 2008. The Phase I studies will include (i) a study of healthy volunteers receiving PMX-60056 at various increasing dose levels (Phase 1A) and (ii) a study of heparinized healthy volunteers who receive PMX-60056 at various increasing dose levels (Phase 1B). While the primary endpoint for the two Phase 1 studies will be a safety assessment, we will be able to gather efficacy data in the Phase 1B study. We plan to commence the Phase 1A study in the third quarter of 2008 and plan to commence the Phase 1B study in the fourth quarter of 2008. Phase II studies, are planned for 2009. If adequate financing is not secured during the first half of 2008, we will delay or scale-back this program until additional funding is secured. We estimate that it will cost at least $50 million in direct clinical development costs over 36-42 months to file a NDA for this product.
          In October 2007, we received a Small Business Innovation Research, or SBIR, grant of $100,000 from the National Institute of Health (NIH) to support the development of biomimetic compounds, such as PMX-60056, as anti-coagulant antagonists.
PRECLINICAL PROGRAMS:
Defensin Mimetic Antibiotics
          In order to achieve the best balance of financial rate of return with risk and timing to market, we also intend to conduct pre-clinical development of PMX-30063 and other defensin mimetic antibiotic compounds for both topical and oral antibiotic applications. The initial topical application we are pursuing is an ophthalmic topical antibiotic for the treatment of eye infections, and the initial oral application is a non-absorbed oral antibiotic for the treatment of gastrointestinal infections such as Clostridium difficile. Pending securing additional financing, we hope to advance pre-clinical development and file additional INDs for the ophthalmic topical and non-absorbed oral antibiotic indications in the future.
          We are also evaluating our defensin mimetic antibiotic compounds for a number of other topical applications, including topical antibiotic use for skin structure infections, oral healthcare applications for treatment of periodontal disease, a type of gum disease, topical treatment for ear infections, topical treatment of fungal infections, topical treatment of acne, and a variety of non-therapeutic applications in personal care and materials applications.
Medical Device, Industrial and Consumer Applications
          We have conducted preliminary experiments which demonstrate that polymer derivatives of our compounds, such as PMX-50003 and PMX-50001, which we refer to as our antimicrobial polymers, may be used as effective antimicrobial agents as additives to materials. In one experiment, we coated glass slides with a polyurethane plastic film. One of our antimicrobial polymers (0.1% concentration) was then infiltrated into the polyurethane material using solvent and dried. The slides were placed in a bacteria-rich nutrient broth for 72 hours to ascertain growth of bacterial colonies on the submerged surfaces. After 72 hours, uncoated glass slides and slides coated with polyurethane alone were covered with many bacterial colonies. In contrast, slides coated with polyurethane film containing our antimicrobial polymer showed no bacterial growth.
          Similar experiments have been performed in which solid polyurethane plastic disks were created with one of our antimicrobial polymers directly mixed into the polyurethane plastic matrix. These disks were then immersed in bacteria-rich broth for 24 hours. After 24 hours, plain polyurethane plastic disks were covered with bacteria, whereas disks incorporating our polymer were devoid of bacterial growth. When the disks treated with our antimicrobial polymer were stored at room temperature for up to 45 days either dry or submerged in a large excess of water, there was little to no loss of antibacterial activity. Experiments employing longer storage times are now being conducted to determine the stability of the polymer-formulated plastics under a variety of environmental conditions. When our polymers are incorporated into the plastic of intravenous catheter tubing and exposed to a high inoculum of bacteria, significant anti-bacterial activity is observed with the polymer-derivatized catheter plastic but not with the untreated catheter plastic.
          Based on these and other preliminary experiments, we believe that our antimicrobial polymers can effectively be used as additives to materials, such as various medical devices to prevent certain healthcare-acquired infection. Additionally, they may be added to paint, plastic or ceramic materials to create a self-sterilizing environment against certain bacteria in hospitals or other areas that may benefit from a clean, bacterial resistant environment.
          Another potential application of our antimicrobial polymers is to combat Stachybotrys chartarum, or Black Mold, that causes significant household and commercial building damage in the U.S. Several of our compounds have shown potent activity against Black Mold as well as other problematic environmental molds. Polymers can be used as additives to paints, drywall, and other construction materials to prevent growth of this troublesome and unhealthy fungus.
          We do not currently plan to conduct advanced development of any medical device, industrial or consumer application of our antimicrobial polymers. We intend to focus on generating a limited core of basic enabling data to support our efforts to license our antimicrobial polymers to out-licensing partners who will continue research and development efforts in developing marketable products. We intend to pursue these out-licensing opportunities with minimal use of our resources. Our antimicrobial polymers and the out-licensing opportunities they present serve as a possible avenue to accelerate revenue generation, thereby helping us to fund development of our more advanced product candidates, including PMX-60056 and PMX-30063.
Biodefense
          In recent years, improving our nation’s defense against bioterrorism has become an increasingly important task. The Department of Homeland Security Appropriation Act signed by President Bush in October 2003 includes $5.6 billion for medical countermeasures against bioterrorism threats. One of the major components of spending is focused on the development of antibiotic compounds to treat biowarfare agents, including the highly infectious bacteria that cause anthrax, tularemia and plague.
          Antibiotic activity against anthrax and other biowarfare pathogens, with a mechanism by which resistance is unlikely to develop, has commercial, medical and national security value. Preliminary data from our preclinical experiments indicates that our product candidates have potent activity against biowarfare agents that cause anthrax, tularemia and plague.
          As a result of this preliminary data, we are pursuing funding from government sources, such as the Department of Defense, the Defense Advanced Research Projects Agency and other military and security agencies to further test and advance our product candidates for indications important to national security. In November 2004, we received a Phase I SBIR grant of $168,000 to support preliminary research in the biodefense area.

Antifungal Agents
          Our compounds have demonstrated promising activity against fungus strains that often cause human infectious diseases. In preclinical experiments, certain of our compounds have demonstrated effectiveness at inhibiting fungal growth and, for certain strains of fungus, effectiveness was achieved at lower concentrations than that of Fluconazole, a commonly used antifungal agent. We intend to continue to investigate the potential of our compounds as novel treatments for human fungal infections.
Angiogenesis Inhibitor
          Our angiogenesis inhibitor compounds, such as PMX-20005, have demonstrated promising activity in in vitro and animal models of inhibition of angiogenesis, the abnormal growth of blood vessels. An angiogenesis inhibitor may be effective in treating age related macular degeneration (or AMD); a common form of blindness caused by excessive and abnormal growth of blood vessels inn the back of the eye. If additional financing is secured, we hope to continue to investigate the potential of our compounds as novel treatments of AMD and other angiogenesis related diseases.
Our Strategy
          Our goal is to discover and develop novel agents for the treatment of serious infectious diseases and cardiovascular disorders using biomimetics. To achieve this objective, we are implementing the following strategies:
          Identify and Advance the Development of our Lead Product Candidates. We believe our current financial resources provide us with sufficient funding to support the continued development of two programs: PMX-30063 as our i.v. antibiotic product candidate and PMX-60056 as our heptagonist product candidate. Additionally, contract development is continuing for antimicrobial polymers. To advance these and other programs into clinical development, we will require additional financing and financial resources.
          Retain Rights to Market Hospital-Based Products to Hospitals in North America. We have exclusive commercial rights to all of our programs. Our objective is to generate maximum value from sales of our product candidates if regulatory approval is achieved. To achieve this goal, we intend to build our own specialty sales force to market hospital-based therapeutics, such as PMX-30063 and PMX-60056, to hospitals in North America. Additionally, we plan to collaborate with third parties to commercialize our products in the primary care markets and in international markets.
          Pursue Near-Term Revenue Opportunities through Out-Licensing and Partnership Agreements. We intend to out-license selected product candidates from internal programs that are not part of our strategic focus. For example, polymer derivatives of our antibiotic product candidates may be used as additives to medical device, industrial and consumer materials to create self-sterilizing surfaces and bactericidal products. In the future, we intend to pursue strategic alliances with leading pharmaceutical and biotechnology companies to design biomimetic compounds for targets selected by our partners. Such collaborations could generate multiple sources of revenue, such as up-front fees, research funding, milestone payments and royalties.
          Utilize our Technology to Aggressively Pursue Additional Drug Development Programs for Other Therapeutic Areas. Using our computational drug design tools, we have already identified potential product candidates for other therapeutic areas, including angiogenesis inhibitors. As sufficient resources become available, we plan to pursue development in these areas through partnerships or on our own in order to expand our product pipeline.
          Strengthen Collaborations with Existing Partners and Enter into Agreements with Potential New Partners. We have entered into collaborations and agreements with leading academic institutions. We are actively pursuing additional agreements that would provide for license fees, research funding and milestone payments and royalties from research results and subsequent product development and commercialization. Through our collaborations with academic institutions, we gain cost effective access to new technologies and expertise important to the further development of our technology and products. Our network of academic advisors and collaborators consists of respected experts in computational chemistry and drug design technology. We have either exclusive ownership rights or options to obtain exclusive license rights to any products that result from our academic relationships.

Research and Development
          We incurred research and development expenses of $2,726,000, $1,275,000, $9,328,000, $3,306,000 and $2,526,000 for the quarters ended March 31, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005, respectively.
Proprietary Rights
University of Pennsylvania
          In January 2003, we entered into a Patent License Agreement with the University of Pennsylvania, or Penn. Under the terms of the agreement, we were granted an exclusive, worldwide royalty-bearing license to use, make and sell products utilizing seven of Penn’s issued patents or pending patent applications for the life of such patents. These patents and applications cover compounds that we are currently using to develop our i.v. antibiotic product candidate, our heptagonist product candidate, our oral antibiotic product candidates, and our antimicrobial polymers for biomaterials applications, as well as future product candidates utilizing the licensed patents and applications. The licensed patents and applications include:
➢	two issued U.S. patents and four pending U.S. patent applications covering the composition of matter on antimicrobial compounds, including small molecules, oligomers and polymers. The first issued patent expires in 2017, the second issued patent expires in 2022, and the other patents, if issued, will expire at varying times from 2022 to 2025. There are corresponding foreign applications to one of the issued U.S. patents and to each of the four pending U.S. patent applications.

➢	one U.S. patent application and two corresponding foreign patent applications covering polycationic compounds and their use for treating cancer. The patent, if issued, will expire in 2026.

Penn may terminate the licenses if:

➢	we are more than 60 days late in paying to Penn royalties, expenses, or any other undisputed amounts due under the agreement and we do not pay such amounts within 30 days’ written notice of such delinquency;

➢	we become insolvent, enter into bankruptcy or a similar proceeding or call a meeting of our creditors in order to arrange adjustment of our debts; or

➢	we otherwise materially breach the agreement.
          If this license agreement is properly terminated by Penn, we may not be able to execute our strategy to develop and commercialize our i.v. antibiotic product candidate, our heptagonist product candidate, our oral antibiotic product candidates, our antimicrobial polymers for biomaterials applications, or to develop and commercialize future product candidates utilizing the licensed patents.
          We also entered into a Software License Agreement with Penn in May 2003. Under the terms of the agreement, Penn granted us a non-exclusive, royalty-free license to use three software programs and an exclusive, royalty-free license to three patent applications relating to such software programs. The software programs and patents covered by the agreement include a suite of proprietary computational algorithms that we use in the development, refinement and testing of our product candidates. The licenses expire contemporaneously with our Patent License Agreement with Penn. The patents relating to the software licenses, if issued, will expire at varying times in 2023 and 2024. Penn may terminate the agreement if:
➢	we are more than 60 days late in paying to Penn any undisputed amounts due under the agreement and we do not pay such amounts within 30 days’ written notice of such delinquency;

➢	we become insolvent, enter into bankruptcy or a similar proceeding or call a meeting of our creditors in order to arrange adjustment of our debts; or

➢	we otherwise materially breach the agreement.
          If this license agreement is properly terminated by Penn, our ability to advance our current product candidates or develop new product candidates may be adversely affected.
          We also sponsor certain research by Dr. William DeGrado, a Professor of Biochemistry and Biophysics at Penn. Any discoveries made under this arrangement are intended to be covered by our Patent License Agreement with Penn or a new license agreement with Penn containing substantially the same terms. Dr. DeGrado’s current research for us focuses on further development of our antimicrobial and hepatagonists applications. For these services, we pay Dr. DeGrado a consulting fee of $7,000 per month. Dr. DeGrado also serves as Chairman of our Scientific Advisory Board. Either we or Dr. DeGrado may terminate his consulting arrangement at any time. If Dr. DeGrado terminates his consulting arrangement, our ability to advance our antimicrobial and hepatagonists programs may be adversely affected.
University of Massachusetts
          In January 2004, we entered into a Sponsored Research Agreement with the University of Massachusetts, or UMass. Under the terms of this agreement, as amended, we have agreed to sponsor certain research of Dr. Gregory Tew, an Assistant Professor in the Polymer Science and Engineering Department at UMass, through March 2008, and have the exclusive option to license any intellectual property generated by such research. We may exercise this option by issuing 7,500 shares of our common stock to UMass for each $100,000 of research conducted by Dr. Tew. During 2007, we issued 12,500 shares to UMass in connection with this agreement. Dr. Tew’s research focuses on methods to add our antibiotic agents to biomaterials, testing the physical properties of our antibiotic agents and safety evaluation of our antimicrobial agents. The agreement will terminate if Dr. Tew leaves UMass or ceases work in the antimicrobial field of research. In addition, UMass may terminate the agreement including any licenses granted thereunder if we materially breach the agreement, including by nonpayment of amounts due under the agreement. If the Sponsored Research Agreement or any license thereunder is properly terminated by UMass, our ability to advance our antimicrobial program or develop new product candidates may be adversely affected.
          In January 2005, we entered into an Exclusive License Agreement with UMass, pursuant to which UMass granted us an exclusive, worldwide license to use, make and sell products under one U.S. patent application and seven corresponding foreign patent applications covering polynorborene co-polymers and methods of use for the life of such patents. The patents, if issued, will expire in 2025. UMass may terminate the license agreement if we materially breach the agreement, including by nonpayment of amounts due under the agreement or in the case of a change in our ownership or control. If the license agreement is properly terminated by UMass, we may not be able to execute our strategy to develop and commercialize our antimicrobial polymers for biomaterials applications or to develop and commercialize future product candidates utilizing the licensed patents.
Our Technology
          We initiate the design our product candidates using our proprietary computational drug design technology. There are several computational methods used to assist the drug design process, which includes the capabilities to:
➢	the ability to model molecular interactions in the presence of solvent, such as an aqueous environment, rather than in a vacuum, which more closely resembles the real-life characteristics of how molecules interact with each other;

➢	the ability to simulate molecular interactions for hundreds of microseconds which are time frames much longer than possible with previous molecular dynamics technologies; and

➢	the ability to design compounds which target the bacterial cell membrane, instead of a biochemical cell target.

          Our innovative and proprietary de novo drug design approach starts with protein targets with well-understood physical structures and biological activity, and designs small molecule compounds that mimic or regulate the activity of these targets. This biomimetic approach of regulating biological activities by mimicking nature itself with synthetic small molecule compounds allows us to rationally design novel product candidates and we believe greatly improve the efficiency of new drug discovery.
Intellectual Property
          We rely on a combination of patents and trade secrets, as well as confidentiality and non-use agreements to protect our intellectual property. Our patent strategy is designed to facilitate commercialization of our current and future product candidates; and create barriers to entry. Our intellectual property portfolio currently consists of two patent applications (U.S. and foreign) owned by us, two issued U.S. patents we exclusively license from Penn and eight U.S. patent applications we exclusively licensed from Penn and/or UMass (as well as foreign counterparts thereof). Our patent applications and the ten issued patents and pending patent applications we exclusively license from Penn and/or UMass include:
➢	seven U.S. patent applications that have been filed (as well as foreign counterparts thereof) covering the composition of matter on 11 classes of antimicrobial compounds, including small molecules, oligomers and polymers. Two U.S. patent have been granted on two of these applications;

➢	one patent application covering the use of claimed oligomers for treating ophthalmic and otic infections;

➢	one patent application covering the combination of claimed compounds and polymers with sesquiterpenoid enhancing agents

➢	one patent application covering novel angiogenesis inhibitors with a wide range of therapeutic uses;

➢	one patent application covering use of claimed oligomers for treating cancer; and

➢	three patent applications covering our proprietary, computational algorithms and models, such as the coarse grain model and a new force field. These patent applications do not disclose the specific computer code, which will either be copyrighted or kept as a proprietary trade secret.
          Our intellectual property portfolio will be expanded to include additional filings of both composition of matter and method of use patent applications. A number of new patent applications are currently in process.
          We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and other intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse confidential information.
          In addition, we have applied for trademark protection for “PolyMedix” and “PolyDentix”.
Defensin Mimetic Antibiotic Product Candidate Competition
          The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat bacterial infections. Many major pharmaceutical companies, such as GlaxoSmithKline, Pfizer, Bayer, Merck and Sanofi Aventis have already established significant positions in the antibiotic market. Additionally, many smaller companies, such as Cubist Pharmaceuticals, Oscient Therapeutics, Ceragenix, NovaBay Pharmaceuticals, Inc. and Inhibitex have either marketed antibiotics and/or are attempting to enter this market by developing novel and more potent antibiotics that are intended to be effective against drug-resistant bacterial strains.
          These companies, as well as potential entrants into the antibiotic market, have longer operating histories, larger customer or use bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current or potential competitors can devote substantially greater resources to the development and promotion of their products than we can.
          Additionally, there has been consolidation within the pharmaceutical industry and larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures to gain access to additional technology or products. Any of these trends would increase the competition we face and could adversely affect our business and operating results.
Heptagonist Product Candidate Competition
          There are currently no products available in the marketplace as an antidote for and antagonist to LWMH, while protamine is the only available antidote for and antagonist to UFH and, as such, protamine currently dominates this market. Because of protamine’s poor side effect profile, we believe that our heptagonist products may penetrate into the UFH antagonist market.
Government Regulation
          Government authorities in the U.S., at the federal, state, and local level, and foreign countries extensively regulate, among other things, the following areas relating to our products candidates:
➢	research and development;

➢	testing, manufacture, labeling and distribution;

➢	advertising, promotion, sampling and marketing; and

➢	import and export.
          All of our product candidates will require regulatory approvals by government agencies prior to commercialization, but none of our product candidates has received these approvals. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage and record keeping related to such products and their promotion and marketing. The process of obtaining these approvals and the compliance with federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, the current regulatory and political environment at the FDA could lead to increased testing and data requirements that could impact regulatory timelines and costs.
U.S. Government Regulation
          In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include:
➢	refusal to approve pending applications;

➢	withdrawals of approvals;

➢	clinical holds;

➢	warning letters;

➢	product recalls and product seizures; and

➢	total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.

Any agency enforcement action could have a material adverse effect on us.

          Currently there is a substantial amount of congressional and administration review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S.
          The steps required before a drug may be marketed in the U.S. include:
➢	preclinical laboratory tests, animal studies and formulation studies;

➢	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

➢	execution of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication for which approval is sought;

➢	submission to the FDA of an NDA, or biologics license application, or BLA;

➢	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP; and

➢	FDA review and approval of the NDA or biologics application, or BLA, or any supplements thereto, including, if applicable, a determination of its controlled substance schedule.
          Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and activity of a product. Violation of the FDA’s good laboratory practices regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. In the U.S., drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of the IND, which must become effective before clinical trials can begin in the U.S. An IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.
          Clinical trials involve the administration of the investigational product candidate or approved products to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in assessing the safety and the effectiveness of the drug. Typically, clinical evaluation involves a time-consuming and costly three-phase sequential process, but the phases may overlap. Each trial must be reviewed, approved and conducted under the auspices of an independent institutional review board, and each trial must include the patient’s informed consent. The following sets forth a brief description of the typical phases of clinical trials:

Phase I	Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or healthy volunteer subjects. Phase I clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects of the product candidates associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.

Phase II	Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase II studies can be sequenced as Phase IIa or Phase IIb.

Phase III	Refers to expanded controlled and uncontrolled clinical trials. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase III clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials usually include from several hundred to several thousand subjects.

Phase IV	Refers to trials conducted after approval of a new drug and which explore approved uses and approved doses of the product. These trials must also be approved and conducted under the auspices of an institutional review board. Phase IV studies may be required as a condition of approval.
          Clinical testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the first three phases of clinical trials that are conducted in the U.S. and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA can also provide specific guidance on the acceptability of protocol design for clinical trials. The FDA or we may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. During all clinical trials, physicians monitor the patients to determine effectiveness and to observe and report any reactions or other safety risks that may result from use of the drug candidate.
          Assuming successful completion of the required clinical trial, drug developers submit the results of preclinical studies and clinical trials, together with other detailed information including information on the chemistry, manufacture and control of the product, to the FDA, in the form of an NDA or BLA, requesting approval to market the product for one or more indications. In most cases, the NDA/BLA must be accompanied by a substantial user fee. The FDA reviews an NDA/BLA to determine, among other things, whether a product is safe and effective for its intended use.
          Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.
          The testing and approval process requires substantial time, effort and financial resources, which may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications or place other conditions, including restrictive labeling, on distribution as a condition of any approvals, which may impair commercialization of the product. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.
          If the FDA approves the NDA/BLA, the drug can be marketed to physicians to prescribe in the U.S. After approval, the drug developer must comply with a number of post-approval requirements, including delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, biological product deviation reporting, and complying with drug sampling and distribution requirements. The holder of an approved NDA/BLA is required to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP, which imposes procedural, and documentation requirements relating to manufacturing, quality assurance and quality control. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional studies to evaluate long-term effects.
          In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved drug for treatment of new indications, which require submission of a supplemental or new NDA and FDA approval of the new labeling claims. The purpose of these trials and studies is to broaden the application and use of the drug and its acceptance in the medical community.
Foreign Regulation
          Whether or not we obtain FDA approval for a product, we must obtain approval of a clinical trial or product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country’s regulations, clinical trials conducted outside of the U.S. typically are administered with the three-phase sequential process that is discussed above under “U.S. Government Regulation.” However, the foreign equivalent of an IND is generally not a prerequisite to performing pilot studies or Phase I clinical trials.
          Furthermore, regulatory approval of prices is required in most countries other than the U.S. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.
Business History
          PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp.) was originally organized in the State of Texas as BTHC II LLC, a public shell company. On September 29, 2004, BTHC II LLC and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On November 22, 2004, the court approved BTHC II LLC’s Amended Plan of Reorganization. On March 24, 2005, and in accordance with its Amended Plan of Reorganization, BTHC II LLC changed its state of organization from Texas to Delaware by merging with and into BTHC II Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation. After this merger, BTHC II Acquisition Corp. became the public shell company.
          PolyMedix Pharmaceuticals, Inc. (formerly known as PolyMedix, Inc.) was incorporated on August 8, 2002 in the State of Delaware as PolyMedix, Inc. to serve as a biotechnology company focused on treating infectious diseases. On October 6, 2005, the former BTHC II Acquisition Corp. entered into an Agreement and Plan of Merger and Reorganization with the former PolyMedix, Inc., pursuant to which the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp. Pursuant to the Agreement and Plan of Merger and Reorganization, the former PolyMedix, Inc. merged with a wholly-owned subsidiary of the former BTHC II Acquisition Corp. and, as such, became a wholly-owned subsidiary of the former BTHC II Acquisition Corp.
          At the time of the merger, the former BTHC II Acquisition Corp. had no operations and no assets or liabilities. Because the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp., the former PolyMedix, Inc. was, for accounting purposes, the surviving entity of the merger. Accordingly, all financial information included in this annual report for the periods prior to the merger is for the former PolyMedix, Inc.
          On February 24, 2006, the former BTHC II Acquisition Corp. changed its corporate name to PolyMedix, Inc., and the former PolyMedix, Inc. changed its corporate name to PolyMedix Pharmaceuticals, Inc.
Employees
          We currently have 14 employees, including one M.D. and six employees with Ph.D. degrees. Nine of our employees are focused on research and development and five are focused on general administration. We also utilize a number of consultants to assist with research and development and commercialization activities.

Description of property
          We currently lease 24,223 square feet of office and laboratory facilities at 170 N. Radnor-Chester Road; Suite 300 in Radnor, Pennsylvania, pursuant to a twelve-year lease. All of our tangible personal property, consisting mainly of computers, office furniture and lab equipment, is located at our leased office and laboratory facilities and is in good operating condition and repair (subject to normal wear and tear).
Legal proceedings
          To our knowledge, we are not a party to any pending or threatened legal proceedings. To our knowledge, no governmental authority is contemplating commencing a legal proceeding in which we would be named as a party.
MANAGEMENT
          The following table sets forth the respective names, ages and positions of our executive officers and directors:

Name	Age	Position(s)
Nicholas Landekic	49	President, Chief Executive Officer and Director
Dawn Eringis	44	Vice President, Business Development
Bozena Korczak	55	Vice President, Drug Development
R. Eric McAllister	66	Vice President, Clinical Development and Chief Medical Officer
Richard W. Scott, Ph.D.	55	Vice President, Research
Edward F. Smith	37	Vice President, Finance, Chief Financial Officer and Secretary
Frank P. Slattery, Jr.	71	Chairman of the Board of Directors
Brian Anderson	61	Director
William N. Kelley, M.D.	69	Director
Michael E. Lewis, Ph.D.	56	Director
Shaun F. O’Malley	73	Director
Executive Officers and Directors
          Nicholas Landekic, 49, has served as President, Chief Executive Officer and Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. where he served in the same capacity since inception in August 2002. Mr. Landekic has more than 20 years of pharmaceutical experience. From 2000 to 2002, he was President and Chief Executive Officer of Locus Discovery, Inc. From 1995 to 2000, Mr. Landekic was Senior Vice President of Corporate Development & Investor Relations at Guilford Pharmaceuticals, Inc. (now MGI GP, Inc.). From 1991 to 1995, Mr. Landekic served as Senior Director of Business Development at Cephalon, Inc. and, from 1988 to 1991, served as Senior Manager for Strategic Marketing at Bristol-Myers Squibb Co. He also held positions in Finance and Business Development at Johnson & Johnson Corporation (McNeil Pharmaceutical, Inc.) from 1985 to 1988 and positions in the research laboratories at the Mt. Sinai Medical Center from 1982 to 1983. Mr. Landekic received an M.B.A. from the State University of New York at Albany, an M.S. in Biology from Indiana University and a B.S. in Biology from Marist College.
          Dawn Eringis, 44, has served as Vice President, Business Development of PolyMedix, Inc. since

November 2005 and of PolyMedix Pharmaceuticals, Inc. since January 2003. Ms. Eringis has more than 18 years of biopharmaceutical industry experience. From 2000 to 2002, she served as Director of Business Development at Locus Discovery, Inc., and held a variety of business development positions at Guilford Pharmaceuticals, Inc. (now MGI GP, Inc.) from 1997 to 2000. Prior to 1997, Ms. Eringis held various chemical engineering and marketing positions with Johnson & Johnson Corporation, Proctor and Gamble Company, Pfizer, Inc. and Rohm and Haas Company. Ms. Eringis holds an M.B.A. from The Wharton School at the University of Pennsylvania and a B.S. in Chemical Engineering from the University of Pennsylvania.
          Bozena Korczak, Ph.D., 55, has served as Vice President, Drug Development of PolyMedix, Inc. since November 2007. Dr. Korczak has over 20 years of experience in discovery, pre-clinical and clinical research at burgeoning biotechnology organizations. Prior to joining PolyMedix, Dr. Korczak was a consultant for PharmaReach, Ltd. a private drug development consulting company, from October 2005 to November 2007. From September 2001 to October 2005, Dr. Korczak was Vice President of Research and Development of Cytochroma, Inc., a private biotechnology company. Prior to Cytochroma, Inc. Dr. Korczak served in various positions of increasing responsibility at Glycodesign, Inc., Allelix Biopharmaceutical, Inc. and Mount Sinai Hospital. She is an author of thirty-five peer review scientific papers and holds a Ph.D. in biochemistry from the Polish Academy of Science.
          R. Eric McAllister, M.D., Ph.D., 66, has served as Vice President, Clinical Development and Chief Medical Officer of PolyMedix, Inc. since November 2006. Dr. McAllister has over 25 years of industry and clinical trials experience, most recently from October 2004 to October 2006 as Sr. Vice President of Clinical Development at CombinatoRx Inc. Prior to that, from May 2002 to October 2004, Dr. McAllister was Vice President, Clinical Research with Sicor Pharmaceuticals, Inc. Dr. McAllister has held various clinical development positions with TAP Pharmaceuticals, Inc. Cholestech Inc., Bristol-Myers Squibb Co., G.D. Searle and Company, and Syntex Pharmaceuticals Ltd. Dr. McAllister also spent seven years as a clinical investigator with MedStudies. He has worked on the development of such major pharmaceutical products as Lupron, Pravachol, Capoten, Kerlone, Cardene, Calan, Avandia, Actos, Teveten, and Atacand. Dr. McAllister received his M.D. from Dalhousie University, and D. Phil. (Ph.D.) degree from Oxford University, and was also a Rhodes Scholar.
          Richard W. Scott, Ph.D., 55, has served as Vice President, Research of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since November 2002. Dr. Scott has approximately 20 years of biopharmaceutical industry experience. Most recently, he was Vice President of Biology at Cephalon, Inc., where he held positions of increasing responsibility from 1991 to 2001. From 1985 to 1990, Dr. Scott worked at the research laboratories of DuPont and Company. Dr. Scott has authored more than 45 papers and book chapters, and is named on six patents. Dr. Scott holds a Ph.D. in Microbiology from the University of Pennsylvania and a B.S. in Biology from Muhlenberg College.
          Edward F. Smith, 37, has served as Vice President, Finance and Chief Financial Officer of PolyMedix, Inc. since January 2006. Mr. Smith has approximately 15 years of combined biopharmaceutical industry and financial management experience. From 2000 to 2005, he was Executive Director of Finance at InKine Pharmaceutical Company, Inc. (acquired by Salix Pharmaceuticals, Ltd. in 2005). From 1993 to 1999, Mr. Smith held various positions of increasing responsibility in public accounting, most recently as a manager in the audit practice at Deloitte & Touche LLP. Mr. Smith is licensed as a Certified Public Accountant in Pennsylvania and holds a B.S. degree in Business Administration from the University of Hartford.
          Frank Slattery, Jr., 71, has served as Chairman of the Board of Directors of PolyMedix, Inc. since November 2005 and was a co-founder of PolyMedix Pharmaceuticals, Inc. where he served in the same capacity since inception in August 2002. Frank Slattery was the President, Chief Executive Officer and Director of LFC Financial Corp. from 1969 to 1994. Mr. Slattery has founded and currently serves as the Chairman of the Board of Directors of several privately held companies, including Main Line Health Systems, Inc., GelMed Inc., Probaris Technologies, Inc., Franklin Fuel Cells, Inc., Knite, Inc., Learned Optimism, Inc. and NanoSelect, Inc. He also currently serves as a director of Clarient, Inc., a publicly held company, and as a Trustee of the Jefferson Health System. Mr. Slattery holds an A.B. from Princeton University and a J.D. from the Law School of the University of Pennsylvania.
          Brian Anderson, 61, has served as a Director of PolyMedix, Inc. since January 2008. Since March 2007 he has served as an advisor to companies involved in the health care industry. From January 2006 until March 2007 Mr. Anderson was employed by Alkermes, Inc., in a market development capacity. Prior to that, from

April 2004 to October 2005 Mr. Anderson was Chief Business officer for MediciNova,Inc., a publicly traded specialty pharmaceutical company. Mr. Anderson was an advisor to Montridge, Inc., a boutique investor relations firm from September 2002 to January 2004. He was President and CEO of Cognetix, Inc., a biotechnology company, from 1998 to 2002. Prior to that, from 1995 to 1998, Mr. Anderson was Senior Vice President for Commercial Development at Indevus (formerly Interneuron) Pharmaceuticals, a publicly traded biopharmaceutical company. Mr. Anderson has held various senior level positions in sales, marketing and business development at Bristol-Myers Squibb and Pharmacia (later Pharmacia & Upjohn). Mr. Anderson graduated from the University of Manitoba where he received his Bachelors degree.
          William N. Kelley, M.D., 69, has served as a Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since August 2005. Dr. Kelley has served as Professor of Medicine and Professor of Biochemistry and Biophysics at the School of Medicine of the University of Pennsylvania since 1989. From 1989 to 2000, Dr. Kelley served as Executive Vice President of the University of Pennsylvania with responsibilities as Chief Executive Officer for the Medical Center (and Health Systems upon its formation in 1993), Dean of the School of Medicine, and the Robert G. Dunlop Professor of Medicine and Biochemistry and Biophysics. From 1975 to 1989, Dr. Kelley was the John G. Searle Professor and Chair of the Department of Internal Medicine and Professor of Biological Chemistry at the University of Michigan. Prior to joining the faculty at the University of Michigan, Dr. Kelley was Professor of Medicine at Duke University Medical Center. Dr. Kelley currently serves as a director of Merck & Co., Beckman Coulter, Inc. and GenVec, Inc., which are all publicly held companies, and Advanced Bio-Surfaces, Inc., a privately held company. During his career, Dr. Kelley has also served on the editorial boards of 13 medical journals and his bibliography includes over 260 publications, including 17 books. Dr. Kelley holds an M.D. from Emory University.
          Michael E. Lewis, Ph.D., 56, has served as a Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since its inception. Dr. Lewis has more than 30 years of scientific experience in academic and government laboratories and in several major pharmaceutical and biotechnology companies. Since 1994, Dr. Lewis has served as President of BioDiligence Partners, Inc., where he co-founded three other biotechnology companies, Cara Therapeutics, Inc., Arena Pharmaceuticals, Inc. and Adolor Corporation. Dr. Lewis has served as Chief Scientific Advisor and a director of Cara Therapeutics, Inc. since its inception in 2004. He has also served as a director of Aeolus Pharmaceuticals, Inc. since 2004. After serving as Chief Scientific Advisor of Adolor Corporation from 1994 to 1997, Dr. Lewis served as Chief Scientific Advisor of Arena Pharmaceuticals, Inc. from 1997 to 2003, and as a director from 1997 to 2000. Dr. Lewis is a co-founder of Cephalon, Inc. and served at Cephalon as Senior Scientist, Director of Pharmacology, and then as Senior Director of Scientific Affairs from 1988 to 1993. He supervised a molecular pharmacology research laboratory at the E.I. DuPont Co. from 1985 to 1987, and received postdoctoral training in pharmacology at the National Institutes of Health, the University of Michigan, and at the University of Cambridge. He received a Ph.D. from Clark University in 1977.
          Shaun F. O’Malley, 73, has served as a Director of PolyMedix, Inc. since January 2006. Mr. O’Malley is currently the Chairman Emeritus of Price Waterhouse LLP, a title he has held since July 1995. Prior to 1995, he served as Chairman and Senior Partner of Price Waterhouse LLP. He currently serves as a member of the Boards of Directors of the Finance Company of Pennsylvania, Philadelphia Consolidated Holdings, Inc., Federal Home Loan Mortgage Corporation and The Philadelphia Contributionship. Mr. O’Malley holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

          Executive officers of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are appointed by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively. The Chief Executive Officer, Treasurer and Secretary of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are elected annually by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, at its first meeting following the annual meeting of stockholders. Other officers of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. may be appointed by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, at any meeting. Such officers shall hold office until his or her successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation or removal.
          All directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are elected at each annual meeting of the stockholders of the PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, to hold office until the next annual meeting of stockholders and until their successor is elected and qualified, or until such director’s earlier death, resignation or removal.
Scientific Advisory Board.
          Joel Bennett, M.D. Dr. Bennett is a Professor at the University of Pennsylvania’s School of Medicine. He is also a hematologist at the Hospital of the University of Pennsylvania. Dr. Bennett’s particular clinical research activities and contributions are in the areas of general Hematology with a focus on homeostasis and thrombosis. His research is focused on platelet physiology and the molecular biology of platelet integrins. Dr. Bennett received B.S. and M.D. degrees from the University of Michigan.
          William DeGrado, Ph.D. Dr. DeGrado serves as Chairman of our Scientific Advisory Board and is a Professor of Biochemistry and Biophysics at the University of Pennsylvania’s School of Medicine. He has served in his current position since 1996, prior to which he spent 15 years at DuPont and DuPont-Merck. He holds a Ph.D. in Chemistry from the University of Chicago and a B.S. in Chemistry from Kalamazoo College. Dr. DeGrado was elected to the National Academy of Sciences and is a Fellow of the American Association for the Advancement of Science the American Academy of Arts and Sciences. He has served as an adjunct professor or a visiting lecturer at Harvard University, Johns Hopkins Medical School and several other institutions. He is President of the Protein Society and he serves or has served on the Editorial Boards of 19 scientific journals.
          Michael Klein, Ph.D. Dr. Klein is currently Director of the Laboratory for Research on the Structure of Matter and the Center for Molecular Modeling, Department of Chemistry at the University of Pennsylvania. He is a Fellow of the American Academy of Arts and Sciences, the Royal Society of London, the Royal Society of Canada, American Physical Society, the UK Institute of Physics, the Indian Academy of Sciences, and the Academy of the Developing World. His research interests include computer simulation methodologies for applications in chemistry, physics, materials science and biology. He has been with the University of Pennsylvania since 1987. Prior to that, he spent two decades carrying out research at the National Research Council of Canada. He is the recipient of the 1999 American Physical Society Award and the 2004 Centre European de Calcul Atomique et Moleculaire Award, both given for lifetime achievements in computational sciences. He is the author of more than 500 publications.
          Mitchell Lewis, D.Phil. Dr. Lewis is the John Morgan Professor of Medical Education and Research in the School of Medicine at the University of Pennsylvania. He also holds the position of Deputy Chair of the Department of Biophysics and Biochemistry. His research expertise is in the field of computational and structural studies of biological macromolecules. Before joining the University of Pennsylvania in 1985, he spent five years at Harvard University. He holds a D.Phil. and an M.A. in Biophysics from Oxford University and a B.S. in Chemistry from Temple University.
          Dewey McCafferty, Ph.D. Dr. McCafferty is a Professor in the Department of Chemistry at Duke University. His research focuses on elucidating the mechanism of action of novel antimicrobials and the enzymology of their corresponding targets, understanding the mechanisms of bacterial cell walls, characterizing protein-protein and protein-antibiotic interactions, and preventing bacterial virulence. He holds a Ph.D. in Organic Chemistry from the University of North Carolina and a B.S. in Chemistry from North Carolina State University and was previously a faculty member for nine years as an Assistant and Associate Professor in the Department of Biochemistry and Biophysics at the University of Pennsylvania School of Medicine.
          Shaker Mousa, Ph.D. Dr. Mousa is a tenured professor at Albany College of Pharmacy and Head of the Pharmaceutical Research Institute at Albany, NY. He has held positions as senior principal research scientist, and a research fellow at DuPont Pharmaceuticals for more than 17 years. He is a Visiting Scholar at Johns Hopkins University and he holds academic appointments of Adjunct Professor in the Department of Medicine, Sol Sherry Thrombosis Research Center at Temple University, the Department of Medicine of the State University of New York at Buffalo and the Department of Pharmacology of the University of Pennsylvania. Dr. Mousa’s work has been reported in more than 500 publications. Dr. Mousa received a Ph.D. in Pharmacology from Ohio State University and an M.B.A. from Widener University. He is a Fellow of the American College of Cardiology, a Fellow of the National Academy of Clinical Biochemistry and a member of several national and international societies.
          Gregory Tew, Ph.D. Dr. Tew is an Assistant Professor in the Polymer Science and Engineering Department at the University of Massachusetts. He was a post-doctoral fellow with Professor DeGrado at the University of Pennsylvania from 2000 to 2001. He holds a Ph.D. in Materials Chemistry from the University of Illinois and a B.S. in Chemistry from North Carolina State University. Dr. Tew’s particular fields of expertise are biomimetic and supramolecular materials. This includes the development of antimicrobial polymers for applications in materials, fibers and membranes.
          Jeffrey Winkler, Ph.D. Dr. Winkler is a Professor of Chemistry at the University of Pennsylvania. He has given more than 80 invited lectures to many of the major pharmaceutical and biotechnology companies in the industry and has authored 75 publications. Dr. Winkler is a Founding Member of the University of Pennsylvania’s Center for Cancer Pharmacology and he is active in several cancer associations and societies. Dr. Winkler holds Ph.D. and M.A. degrees in Chemistry from Columbia University and a B.S. in Chemistry from Harvard University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          The following table shows information known to us about beneficial ownership of our common stock by:
➢	each of our directors;

➢	each of our Named Executive Officers;

➢	all of our directors and executive officers as a group; and

➢	each person known by us to beneficially own 5% or more of our common stock.
          Beneficial ownership and percentage ownership are determined in accordance with the rules of the United States Securities and Exchange Commission, or SEC. Under these rules, beneficial ownership generally includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of June 30, 2008, through the exercise of any option, warrant, conversion privilege or similar right. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock that could be issued upon the exercise of outstanding options and warrants that are exercisable within 60 days of June 30, 2008 are considered to be outstanding. These shares, however, are not considered outstanding as of June 30, 2008 when computing the percentage ownership of each other person.
          To our knowledge, except as indicated in the footnotes to the following table and subject to state community property laws where applicable, all beneficial owners named in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership is based on 32,114,726 shares of common stock outstanding as of June 30, 2008.

	Amount and Nature of		Percent of
	Beneficial Ownership		Common
Name and Address of Beneficial Owner (1)	Of Common Stock		Stock
Directors and Executive Officers
Nicholas Landekic	2,848,611	(2)	8.4%
Frank P. Slattery, Jr.	1,229,641	(3)	3.8%
Richard W. Scott, Ph.D.	817,322	(4)	2.5%
Michael E. Lewis, Ph.D.	710,000	(3)	2.2%
Dawn Eringis	470,800	(5)	1.5%
William N. Kelley, M.D.	260,000	(3)	*
Edward F. Smith	247,639	(6)	*
Shaun F. O’Malley	230,000	(3)	*
Brian Anderson	50,000	(7)	*
R. Eric McAllister, M.D., Ph.D.	33,333	(8)	*

All Directors and Executive Officers as a Group (11 persons):	6,951,513	(9)	19.6%

Five Percent Stockholders (excludes Directors and Executive Officers set forth above):
William Baquet c/o Fordham Financial Management, Inc. 14 Wall Street New York, NY 10005	2,035,389	(10)	6.1%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of all individuals and entities listed below is PolyMedix, Inc., 170 N. Radnor Chester Rd., Suite 300, Radnor, Pennsylvania 19087.

(2)	Includes 1,676,611 shares of common stock issuable upon exercise of options.

(3)	Includes 230,000 shares of common stock issuable upon exercise of options.

(4)	Includes 279,722 shares of common stock issuable upon exercise of options.

(5)	Includes 150,000 shares of common stock issuable upon exercise of options.

(6)	Includes 247,639 shares of common stock issuable upon exercise of options.

(7)	Includes 50,000 shares of common stock issuable upon exercise of options.

(8)	Includes 33,333 shares of common stock issuable upon exercise of options.

(9)	Includes 3,348,250 shares of common stock issuable upon exercise of options.

(10)	Includes 1,465,389 shares of common stock issuable upon exercise of the warrants.

EXECUTIVE COMPENSATION
Summary Compensation Table for 2007 and 2006
     The following summary compensation table sets forth information concerning compensation for services rendered in all capacities for the year ended December 31, 2007 and 2006 awarded to, earned by, or paid to: (i) Nicholas Landekic, who served as our President and Chief Executive Officer (our CEO) during 2007, (ii) Edward F. Smith, who served as our Vice President, Finance, Chief Financial Officer and Corporate Secretary (our CFO) during 2007 and 2006 and (iii) our three most highly paid executive officers (as determined based on total compensation) other than our CEO and CFO as of December 31, 2007 and 2006. These individuals are referred to in this Proxy Statement as the Named Executive Officers (or “NEO”).

				Stock		Option		All Other
Name and Principal		Salary	Bonus	Awards		Awards		Compensation		Total
Position	Year	($)	($) (2)	($) (3)		($) (8)		($)		($)

Nicholas Landekic	2007	368,333	—	—		249,853	(9)	—		618,186
President, Chief Executive Officer and Director	2006	350,000	140,000	3,375	(4)	413,107	(10)	—		906,482
Edward F. Smith	2007	222,917	45,000	—		83,389	(11)	—		351,306
Vice President, Finance, Chief Financial Officer and Secretary	2006	200,000	50,000	—		68,896	(12)	—		318,896

R. Eric McAllister, M.D., Ph.D.	2007	280,000	42,000	—		151,544	(13)	29,329	(18)	502,873
Vice President, Clinical Development, Chief Medical Officer (1)	2006	38,182	—	—		12,629	(14)	—		50,811

Richard W. Scott, Ph.D.	2007	263,750	26,500	—		19,323	(15)	—		309,573
Vice President, Research	2006	250,000	50,000	1,500	(5)	68,712	(16)	—		370,212

Dawn Eringis	2007	190,000	—	300	(6)	—		—		190,300
Vice President, Business Development	2006	190,000	—	1,200	(7)	41,227	(17)	—		232,427

(1)	Dr. McAllister joined PolyMedix in November 2006.

(2)	Represents performance bonus awards. The 2006 bonus award was paid in 2007 and the 2007 bonus award is expected to be paid in 2008.

(3)	This column reflects the dollar amount recognized for financial accounting reporting purposes, in accordance with SFAS 123(R), pursuant to our equity compensation plans and, therefore, includes amounts from awards granted in and prior to the applicable fiscal year. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officer.

(4)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with a grant of 720,000 shares of restricted common stock to Mr. Landekic on August 8, 2002, pursuant to our 2002 Equity Compensation Plan.

(5)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with a grant of 240,000 shares of restricted common stock to Dr. Scott on November 1, 2002, pursuant to our 2002 Equity Compensation Plan.

(6)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with a grant of 192,000 shares of restricted common stock to Ms. Eringis on January 1, 2003, pursuant to our 2002 Equity Compensation Plan.

(7)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with a grant of 192,000 shares of restricted common stock to Ms. Eringis on January 1, 2003, pursuant to our 2002 Equity Compensation Plan.

(8)	This column reflects the dollar amount recognized for financial accounting reporting purposes, in accordance with SFAS 123(R), pursuant to our equity compensation plans and, therefore, includes amounts from awards granted in and prior to the applicable fiscal year. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officer. The assumptions used in the calculation of these amounts are described in footnote 6 to our audited financial statements for the year ended December 31, 2007 and our discussion of stock-based compensation in our annual report on Form 10-K filed with the Securities and Exchange Commission under “Management’s Discussion and Analysis Of Financial Condition and Results of Operations—Critical Accounting Policies and Practices” for the year ended December 31, 2007.

(9)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Mr. Landekic to purchase 500,000 shares of common stock on December 2, 2005 and 231,000 shares of common stock on February 5, 2007 pursuant to our 2005 Omnibus Equity Compensation Plan.

(10)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Landekic to purchase 1,000,000 shares of common stock on August 11, 2005 pursuant to our 2002 Equity Compensation Plan and 500,000 shares of common stock on December 2, 2005 pursuant to our 2005 Omnibus Equity Compensation Plan.

(11)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Mr. Smith to purchase 250,000 shares of common stock on January 2, 2006 and 30,000 shares of common stock on February 5, 2007 pursuant to our 2005 Omnibus Equity Compensation Plan.

(12)	Represents the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Smith to purchase 250,000 shares of common stock on January 2, 2006, pursuant to our 2005 Omnibus Equity Compensation Plan.

(13)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Dr. McAllister to purchase 400,000 shares of common stock on November 13, 2006 pursuant to our 2005 Omnibus Equity Compensation Plan.

(14)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Dr. McAllister to purchase 400,000 shares of common stock on November 13, 2006 pursuant to our 2005 Omnibus Equity Compensation Plan.

(15)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with an option grant to Dr. Scott to purchase 40,000 shares of common stock on February 5, 2006, pursuant to our 2005 Omnibus Equity Compensation Plan.

(16)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with an option grant to Dr. Scott to purchase 250,000 shares of common stock on August 11, 2005, pursuant to our 2002 Equity Compensation Plan.

(17)	This amount reflects the compensation expense incurred by us in fiscal year 2006 in connection with an option grant to Ms. Eringis to purchase 150,000 shares of common stock on August 11, 2005, pursuant to our 2002 Equity Compensation Plan.

(18)	This amount represents reimbursement of certain relocation expenses to Dr. McAllister as provided in Dr. McAllister’s offer letter dated October 19, 2006.

Outstanding Equity Awards
     The following table provides information on all restricted stock and stock option awards held by our NEOs as of December 31, 2007. All outstanding equity awards are in shares of our Common Stock.
Outstanding Equity Awards at 2007 Fiscal Year-End

	Option Awards (1)
	Number of		Number of
	Securities Underlying		Securities Underlying
	Unexercised Options		Unexercised Options	Option Exercise
	(#)		(#)	Price	Option Expiration
Name	Exercisable		Unexercisable	($)	Date
Nicholas Landekic	1,000,000	(2)	—	1.50	08/10/2015
President, Chief Executive Officer and Director	333,334	(3)	166,666	1.50	12/01/2015
	64,167	(3)	166,833	2.85	02/04/2016

Edward F. Smith	166,667	(3)	83,333	1.50	01/01/2016
Vice President, Finance, Chief Financial Officer and Secretary	8,333	(3)	21,667	2.85	02/04/2016

R. Eric McAllister, M.D., Ph.D.	—	(4)	400,000	3.50	11/12/2016
Vice President, Clinical Development, Chief Medical Officer

Richard W. Scott, Ph.D.	250,000	(2)	—	1.50	08/10/2015
Vice President, Research	11,111	(3)	28,889	2.85	02/04/2016

Dawn Eringis	150,000	(2)	—	1.50	08/10/2015
Vice President, Business Development

(1)	There are no restricted stock awards outstanding for any of the NEOs.

(2)	Grants with an expiration date of August 10, 2015 have a stated term of ten years and vest 50% on the date of grant and 50% on the one-year anniversary of the grant. If a “change in control” (as defined in our 2002 Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.

(3)	Grants with expiration dates of December 1, 2015, January 1, 2016, and February 4, 2016 have a stated term of ten years and vest in monthly installments over a three-year period beginning after the date of grant. If a “change in control” (as defined in our 2005 Omnibus Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.

(4)	Grants with expiration dates of November 12, 2016 have a stated term of ten years and vest in 50% on the two-year anniversary of the grant and the remaining 50% vests in monthly installments over a two-year period beginning after the two-year anniversary of the grant. If a “change in control” (as defined in our 2005 Omnibus Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.
Employment Contracts and Termination of Employment and
Change-in-Control Arrangements
          We extended the offer of employment to Nicholas Landekic for the position of President and Chief Executive Officer pursuant to an offer letter dated July 30, 2002, which provided that his annual salary will be at least $250,000 per year. Mr. Landekic’s base salary was increased to $370,000 as of February 2007. Mr. Landekic is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. Mr. Landekic was granted an award of restricted stock equal to 7.5% of the then-outstanding shares of our Common Stock, or 720,000 shares in August 2002. The restricted stock vested in sixteen equal quarterly installments. As an “at-will” employee, Mr. Landekic’s employment can be terminated by us or by him, at any time and for any reason. In the event Mr. Landekic is terminated by us other than for “cause” or other than by reason of his “disability,” or he resigns for “good reason” (each as defined in his offer letter), Mr. Landekic will be entitled to full vesting of all unvested stock options and restricted stock previously granted to him and a cash payment equal to two-years of his then current base salary.
          We extended the offer of employment to Edward Smith for the position of Vice President Finance, Chief Financial Officer and Corporate Secretary pursuant to an offer letter dated December 5, 2005, which provides that his annual salary will be at least $200,000 per year. Mr. Smith’s base salary was increased to $225,000 as of February 2007. Mr. Smith received an initial grant of 250,000 stock options, which vest in equal monthly installments over a three-year period. Mr. Smith is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Mr. Smith’s employment can be terminated by us or by him, at any time and for any reason. In the event Mr. Smith is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in his offer letter), Mr. Smith will be entitled to full vesting of all unvested stock options previously granted to him and a cash payment equal to one-year of his then current base salary.
          We extended the offer of employment to R. Eric McAllister, M.D., Ph.D., for the position of Vice President, Clinical Development and Chief Medical Officer pursuant to an offer letter dated October 19, 2006, provides that his annual salary will be at least $280,000 per year. Dr. McAllister received an initial grant of 400,000 stock options, which vest at 50% on Dr. McAllister’s second anniversary date with the remainder vesting monthly over his third and fourth years. In addition, Dr. McAllister is eligible to a discretionary cash bonus based on his performance and our company’s performance. Dr. McAllister is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Dr. McAllister’s employment can be terminated by us or by him, at any time and for any reason. In the event Dr. McAllister is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in his offer letter), Dr. McAllister will be entitled to full vesting of all unvested stock options previously granted to him and a cash payment equal to one-year of his then current base salary. Further, Dr. McAllister will receive various relocation benefits.
          We extended the offer of employment to Richard Scott for the position of Vice President, Research pursuant to an offer letter dated September 23, 2002, which provides that his annual salary will be at least $150,000 per year. Dr. Scott’s base salary was increased to $265,000 as of February 2007. Dr. Scott is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. Pursuant to the terms of the offer letter, Dr. Scott was granted an award of restricted stock equal to 2.5% of the then-outstanding common stock, or 240,000 shares. The restricted stock vested over sixteen equal quarterly installments. As an “at-will” employee, Dr. Scott’s employment can be terminated by us or by him, at any time and for any reason. In the event Dr. Scott is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in his offer letter), Dr. Scott will be entitled to full vesting of all unvested stock options and restricted stock previously granted to him and a cash payment equal to one-year of his then current base salary.
          We extended the offer of employment to Dawn Eringis for the position of Vice President, Business Development pursuant to an offer letter dated December 21, 2002, which provides that her annual salary shall be not less than $150,000 per year plus stock options in an amount to be determined by the Board. Ms. Eringis’ base salary was increased to $190,000 as of January 2006. Ms. Eringis is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board of Directors. Pursuant to the terms of the offer letter, Ms. Eringis was granted an incentive restricted stock grant for a number of shares of common stock equal to 2.0% of the outstanding shares of our common stock. The restricted stock vested over sixteen equal quarterly installments. As an “at-will” employee, Ms. Eringis’s employment can be terminated by us or by her, at any time and for any reason. In the event Ms. Eringis is terminated by us other than for “cause” or other than by reason of her “disability” (each as defined in his offer letter), Ms. Eringis will be entitled to full vesting of all unvested stock options and restricted stock previously granted to her and a cash payment equal to one-year of her then current base salary.
          We extended the offer of employment to Bozena Korczak for the position of Vice President Finance, Drug Development pursuant to an offer letter dated November 5, 2007, which provides that her annual salary will be at least $230,000 per year. Ms. Korczak received an initial grant of 250,000 stock options, which vest in equal monthly installments over a three-year period. Ms. Korczak is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Ms.

Korczak’s employment can be terminated by us or by her, at any time and for any reason. In the event Ms. Korczak is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in her offer letter), Ms. Korczak will be entitled to full vesting of all unvested stock options previously granted to her and a cash payment equal to one-year of her then current base salary.
Director Compensation for 2007
          The following Director Compensation table sets forth information concerning compensation for services rendered by independent directors of the Company for fiscal year 2007.

	Fees Earned or
	Paid in	Stock	Option
	Cash	Awards	Awards		Total
Name	($)	($)	($)		($)
Frank P. Slattery, Jr.	32,000	—	91,977	(1)	123,977
Chairman of the Board

Shaun F. O’Malley	23,500	—	91,813	(2)	115,313
Chairman, Audit Committee

Frank M. DeLape	23,500	—	91,977	(1)	115,477
Chairman, Compensation Committee

William N. Kelley, M.D.	33,500	—	91,977	(1)	125,477
Chairman, Governance Committee

Michael E. Lewis, Ph.D.	16,000	—	91,977	(1)	107,977

(1)	Represents the compensation expense incurred by us fiscal year 2007 in connection with option grants to purchase 180,000 shares of Common Stock on December 2, 2005 and 150,000 shares of common stock on September 11, 2007. The grant date fair value of the 2007 option grant was $101,293.

(2)	Represents the compensation expense incurred by us in fiscal year 2006 in connection with option grants to purchase 180,000 shares of Common Stock on January 5, 2006 and 150,000 shares of common stock on September 11, 2007. The grant date fair value of the 2007 option grant was $101,293.

(3)	Mr. DeLape retired from the Board of Directors in May 2008.

Compensation of Directors
          Directors who are also our employees receive no additional compensation for serving as a director or as a member of any Committee of the Board. All non-employee directors receive a fee of $1,000 per Board meeting, Committee meeting and per day of consulting and are reimbursed for expenses incurred in connection with attending Board and Committee meetings. In addition, our Chairman of the Board receives an annual retainer of $15,000 and each Committee Chairman receives an annual retainer of $12,000 and all other non-employee directors receive an annual retainer of $10,000.
          All new non-employee directors receive an initial grant of options to purchase shares of common stock upon first becoming a member of the Board. In addition, each non-employee director may, at the discretion of the Board or Compensation Committee of the Board, receive additional equity compensation awards. See the Director Compensation Table on page 50 for more details.
Continuing Education of Directors
          We are committed to supporting the continuing education of our directors on relevant matters. The Governance Committee will decide on a case-by-case basis the appropriate level and frequency of support to provide.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
          The following discussion and analysis should be read in conjunction with the consolidated financial statements including the notes thereto. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus.
Overview
          We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing of our product candidates, exploring marketing channels and recruiting personnel.
          We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through March 31, 2008 aggregated $28,696,000, and we expect to continue to incur substantial losses in future periods.
          We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We did not raise as much additional funding in 2007 as we had planned, and, as a result, we scaled back our pre-clinical research efforts. We anticipate that in order to achieve our operational objectives, our expenses and cash requirements will increase from historical levels and we anticipate the immediate need to raise additional capital during 2008 in order to fully fund the research and development of our product candidates. These factors have raised substantial doubt about our ability to continue as a going concern for the foreseeable future. If additional capital resources are not obtained during 2008, we will scale-back, postpone or eliminate certain development programs until such additional capital resources have been obtained. Our consolidated financial statements have been prepared on the basis of PolyMedix Inc. continuing as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our ability to continue as a going concern.
          The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations for the quarters ended March 31, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005, and financial condition for the quarter ended March 31, 2008 and years ended December 31, 2007 and 2006.
Critical Accounting Policies and Practices
          The preparation of our Consolidated Financial Statements in conformity with U. S. generally accepted accounting principles requires management to adopt critical accounting policies and to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. These critical accounting policies and estimates have been reviewed by our Audit Committee. The principal items in our Consolidated Financial Statements reflecting critical accounting policies or requiring significant estimates and judgments are as follows:
Stock-based compensation
          From our inception, August 8, 2002, we applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and have, since inception, recognized equity compensation expense over the requisite service period. Beginning January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment using the modified-prospective method. There was no significant impact from switching from SFAS No. 123 to SFAS No. 123(R). Since inception, we have used the Black-Scholes formula to estimate the fair value of stock options and have elected to continue to estimate the fair value of stock options using the Black-Scholes formula. The volatility and expected term assumptions have the most significant effect on the results obtained from the Black-Scholes option-pricing model. We have to date assumed that stock options have an expected life of five years, representing about half of their contractual life, and assumed common stock volatility of between 41% and 74%. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Given the absence of an active market for our common stock, the fair value of our common stock has periodically been estimated using several criteria, including the trading of our common stock on the OTC Bulletin Board (when trading), progress and milestones achieved in our research activities along with the price per share of our preferred and common stock offerings.
Results of Operations
Quarter ended March 31, 2008 compared to quarter ended March 31, 2007
          Grant and research revenues were $991,000 and $233,000 for the three-month period ended March 31, 2008 and 2007, respectively. The increases in grant and research revenue for the three-month period ended March 31, 2008 compared to the same period a year ago were the result of the timing of our expenditures related to our three-year $2,900,000 National Institutes of Health (or “NIH”) grant which was awarded in April 2006 in support of our development of our i.v. antibiotic product candidate, PMX-30063.
          Research and development expenses were $2,726,000 and $1,275,000 for the three-month period ended March 31, 2008 and 2007, respectively. The increase was the result of increased headcount and outside laboratory research costs associated with our preclinical development, GMP compliant manufacturing and GLP compliant toxicology, safety pharmacology and genotoxicity studies for PMX-30063 and our heptagonist product candidate, PMX-60056.
          General and administrative expenses were approximately $1,155,000 and $1,076,000 for the three-month period ended March 31, 2008 and 2007, respectively. The increases were primarily the result of increased facility, accounting, legal and investor relations costs.
          Interest income was $67,000 and $169,000 for the three-month period ended March 31, 2008 and 2007, respectively. The changes were the result of decreasing cash and investment balances.
Historical Cash Flows
          Operating Activities. Cash used in operating activities during the three-month period ended March 31, 2008 was approximately $2,867,000, compared to approximately $1,787,000 for the three-month period ended March 31, 2007. The increase was primarily due to increased research and development expenses and increased general and administrative expenses.
          Investing Activities. Cash used for investing activities represents cash paid for the purchase, and proceeds received from the maturity of investments and cash paid for property and equipment. During the three-month period ended March 31, 2008, $2,000,000 was received from the maturities of investments and during the three-month period ended March 31, 2007, $166,000 was used to purchase property and equipment.
          Financing Activities. We have financed our operating and investing activities primarily from the proceeds from the sale of equity securities. During the three-month period ended March 31, 2008, we paid $308,000 in financing costs and paid $32,000 in principal associated with our capital leases. During the three-month period ended March 31, 2007, we paid $9,000 in principal associated with our capital leases.
Year ended December 31, 2007 compared to year ended December 31, 2006
          Since inception, our only revenues have been from grants and other research arrangements. Grant and research revenues were $1,126,000 and $821,000 for the years ended December 31, 2007 and 2006, respectively. The increase in grant and research revenue was attributable to funds received in connection with our advanced technology grant from the National Institute of Health, or NIH, in support of our development of our i.v. antibiotic product candidate, which commenced in April 2006.

          We incurred research and development expenses of $9,328,000 and $3,306,000 for the years ended December 31, 2007 and 2006, respectively. The increase was the result of increased headcount and outside laboratory research costs associated with our preclinical development, GMP compliant manufacturing and GLP compliant toxicology, safety pharmacology and genotoxicity studies for PMX-60056 and PMX-30063 planned for 2008. Research and development costs include $311,000 and $205,000 related to stock-based compensation expense for the years ended December 31, 2007 and 2006, respectively.
          General and administrative expenses were $4,473,000 and $4,174,000 for the years ended December 31, 2007 and 2006, respectively. The increase was the result of facility, investor relations and legal costs. General and administrative costs include $936,000 and $934,000 related stock-based compensation expense for the years ended December 31, 2007 and 2006, respectively.
          Interest income and other expenses were $511,000 and $693,000 for the years ended December 31, 2007 and 2006, respectively. The decrease was a result of our decreased average cash and investment balances along with declining interest rates.
Historical Cash Flows
          Operating Activities. Cash used in operating activities during the year ended December 31, 2007 increased to $8,266,000 as compared to $4,319,000 used for the year ended December 31, 2006. The increase is attributed primarily to increased research and development spending and increased general and administrative expenses.
          Investing Activities. Cash used for investing activities represents cash paid for purchases of investments and property and equipment, net of maturities of investments. During the year ended December 31, 2007 and 2006, we purchased $9,880,000 and $10,810,000 of investments, respectively. During the year ended December 31, 2007 and 2006, maturities of our investments were $12,098,000 and $5,000,000, respectively. During the years ended December 31, 2007 and 2006, property and equipment purchases were $266,000 and $274,000, respectively.
          Financing Activities. We have financed our operating and investing activities primarily from the proceeds from the sale of equity securities. During the years ended December 31, 2007 and 2006, we received $2,558,000 and $3,720,000, respectively, in net proceeds of such issuances of equity securities. Additionally, during 2007 we received $184,000 from the exercise of stock options.
Year ended December 31, 2006 compared to year ended December 31, 2005
          Grant and research revenues were $821,000 and $142,000 for the years ended December 31, 2006 and 2005, respectively. The increase in grant and research revenue was attributable to funds received in connection with our advanced technology grant from the NIH in support of our development of our i.v. antibiotic product candidate, which commenced in April 2006.
          We incurred research and development expenses of $3,306,000 and $2,526,000 for the years ended December 31, 2006 and 2005, respectively. The increase was the result of increased headcount and outside laboratory research costs associated with our preclinical development and lead optimization of our antimicrobial program. Research and development costs include $205,000 and $491,000 related to stock-based compensation expense for the years ended December 31, 2006 and 2005, respectively.
          General and administrative expenses were $4,174,000 and $2,434,000 for the years ended December 31, 2006 and 2005, respectively. The increase was the result of facility, investor relations and legal costs. General and administrative costs include $934,000 and $1,196,000 related stock-based compensation expense for the years ended December 31, 2006 and 2005, respectively. Of the increase, facility, investor relations and legal costs increased by approximately $466,000, $135,000 and $329,000 respectively.
          Interest income was $693,000 and $54,000 for the years ended December 31, 2006 and 2005, respectively. The increase was a result of our increased average cash and investment balances along with increased interest rates.
Historical Cash Flows

          Operating Activities. Cash used in operating activities during the year ended December 31, 2006 increased to $4,319,000 as compared to $2,528,000 used for the year ended December 31, 2005. The increase is attributed primarily to increased research and development spending and increased general and administrative expenses.
          Investing Activities. Cash used for investing activities represents cash paid for purchases of investments and property and equipment, net of maturities of investments. During the year ended December 31, 2006, we purchased $10,810,000 of investments, of which $5,000,000 matured during 2006. We had no investment activity during 2005. During the years ended December 31, 2006 and 2005, property and equipment purchases were $274,000 and $76,000, respectively.
          Financing Activities. We have financed our operating and investing activities primarily from the proceeds of private placements of common and preferred stock. During the years ended December 31, 2006 and 2005, we received $3,720,000 and $14,186,000, respectively, in net proceeds of issuances of preferred stock.
Liquidity and Capital Resources
          As of March 31, 2008 and December 31, 2007, we had cash and investments balances of $5,725,000 and $8,903,000, respectively, and total liabilities of approximately $4,711,000 and $4,588,000, respectively. The decrease in our cash balance was attributable to cash used to fund ongoing operations. During the fourth quarter of 2007, we received proceeds, net of fees and expenses, of $2,106,000 from the sale of units comprised of our common stock and warrants to purchase or common stock.
          We are a development stage company and have not experienced significant revenue generating activities since our formation. We reached a positive working capital position for the first time in the fourth quarter of 2005 as a result of our financing activities. We have incurred operating losses for each year since our inception in 2002. To achieve operating profits, we, alone or with others, must successfully identify, develop and market product candidates. Our principal activities, from the beginning of our development stage, have been organizational matters, issuance of stock, product research and development, fund raising and market research.
          In the near-term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses we expect to incur in developing our product candidates and the general and administrative expenses we expect to incur as a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Additionally, we do not expect to generate any revenues from sources other than research grants for the foreseeable future.
          During 2008, we plan to scale our operations such that our current cash and investment balances will fund operations at least for the next twelve months. If we are unable to secure immediate and adequate additional funding during the first half of 2008, we will delay, scale-back or eliminate certain of our research, drug discovery or development activities or certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding. We did not raise as much funding in 2007 as we had planned, and as a result, we scaled-back our pre-clinical research efforts. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors, many of which we cannot control, including:
➢	continued progress of and increased spending related to our research and development activities, including our plan to hire additional research and development employees;

➢	progress with preclinical experiments and clinical trials;

➢	increased general and administrative expenses related to our being a reporting company; prosecuting and enforcing patent claims;

➢	technological and market developments;

➢	the ability to establish product development arrangements;

➢	the cost of manufacturing development;

➢	effective marketing activities and arrangements; and

➢	licensing activity.

          We expect to seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, and from other sources. We may not be able to obtain any additional financing on terms acceptable to us, if at all, or we may not raise as much as we expect. If adequate additional funds are not available when required, we will have to delay, scale-back or eliminate certain of our research, drug discovery or development activities or certain other aspects of our operations and our business will be materially and adversely affected. Our consolidated financial statements have been prepared on the basis of PolyMedix Inc. continuing as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our ability to continue as a going concern.
          We are subject to many risks associated with early-stage businesses, including the above-discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” for more information regarding risks associated with our business.
Off-Balance Sheet Arrangements
          We do not have any significant off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Commitments and Contingencies
          As described above, we believe we can scale our operations such that current cash and investment balances are adequate to fund operations, including the following commitments and contingencies, at least for the next twelve months if other factors do not negatively impact our cash and investment balances. If we are unable to secure adequate additional funding during the first half of 2008, we will delay, scale-back or eliminate certain of our research, drug discovery or development activities or certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding.
Capital Leases
          We have entered into lease agreements for laboratory equipment. The initial obligation under these capital leases was $331,000. The value of the laboratory equipment acquired in connection with these leases was $398,000 and the depreciation associated with these assets is included along with that of other owned property and equipment. These equipment leases have terms of up to three years, at interest rates ranging from 9.5% to 11.5% and contain bargain purchase options. In connection with these capital leases we paid the following (in thousands):

			Period from
	Three-Months Ended		August 8, 2002
	March 31,		(Inception) to
	2008	2007	March 31, 2008
Principal	$32	$9	$128

Interest	6	3	32

Total principal and interest	$38	$12	$160

          Our future payments under these capital leases are as follows (in thousands):

	Principal	Interest	Total
2008 (April 1 through December 31)	$99	$14	$113
2009	$104	$4	$108

Total minimum lease payments	$203	$18	$221

Operating Lease
          In June 2006, we entered into a lease agreement for 24,223 square feet of combined office and laboratory space located in Radnor, Pennsylvania. The initial term of the lease is 12 years. Payments under the lease commenced on December 1, 2006. Our future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

Operating Leases
2008 (April 1 through December 31)	$300
2009	$497
2010	$589
2011	$667
2012	$686
Thereafter	$4,315

Total minimum lease payments	$7,054

Patent License Agreements
          University of Pennsylvania. In January 2003, we entered into a Patent License Agreement with the University of Pennsylvania, or Penn. Under the terms of the agreement, we were granted an exclusive, worldwide royalty-bearing license to make and sell products utilizing seven of Penn’s issued or pending patents for the life of such patents. One issued patent and five patent applications cover the composition of matter on antimicrobial compounds, including small molecules, oligomers and polymers. One patent application covers the composition and use of polycatonic compounds for treating cancer. If a change-of-control event occurs, in which we transfer the license to these patents to a third party or we are acquired by another company, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party.
          University of Massachusetts. We have entered a five-year sponsored research agreement with the University of Massachusetts, or UMass. Under the terms of this agreement, we have the exclusive option to license any intellectual property that may be generated by Dr. Gregory Tew pursuant to research sponsored under the agreement. We may exercise this option by issuing 7,500 shares of our common stock to UMass for each $100,000 of research conducted by Dr. Tew. If we exercise this option, we are also required to reimburse UMass for direct patent costs incurred by it for the patents licensed by us. During 2007, we issued 12,500 shares to UMass in connection with this agreement. We sponsored $36,000 and $107,000 of Dr. Tew’s research for 2008 and 2007, respectively.
Other
          Agreements with Employees. We have entered into employment agreements with various executives. These agreements provide for severance arrangements and accelerated vesting of equity compensation awards in the event that the executive is terminated by us other than for cause or disability or if the executive resigns or good reason.
          Credit Line. In April 2006, we entered into a line of credit agreement with a financial institution. This line of credit provides for monthly interest-only payments at a variable per annum rate of 3% plus the 30-day LIBOR rate. The amount available under this line of credit ranges from 85% to 92% of cash and investments pledged as collateral, based upon the amount and security type. There is currently no outstanding balance on this line of credit. In June 2006, we entered into a letter of credit agreement with the same financial institution to secure our payment obligations under our facility operating lease. This letter of credit is for $1,400,000, expires on December 1, 2008 and is secured by our credit line.
Recently Issued Accounting Pronouncements
          In September 2006, the Financial Accounting Standards Board (or “FASB”) issued Statement of Financial Accounting Standards (or “SFAS”) No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years; however, the FASB did provide a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities.
          SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
          The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2008 (in thousands):

		Fair Value Measurements at March 31, 2008
			Significant other	Significant
	Total Carrying	Quoted prices in	observable	unobservable
	value as of	active markets	inputs	inputs
	March 31, 2008	(Level 1)	(Level 2)	(Level 3)
Short-term investments	$1,996	$1,996	$—	$—

Total	$1,996	$1,996	$—	$—

          Short-term investments are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The adoption of SFAS 157 did not have any impact on our results of operations, financial position and cash flows.
          In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option of SFAS 159.

CERTAIN RELATIONSHIPS AND TRANSACTIONS
Fordham Financial Management, Inc.
          William Baquet, the CEO, principal stockholder and a director of Fordham Financial Management, Inc., which is also one of our placement agents in this offering, entered into various stock purchase agreements in his private capacity with prior stockholders of our Company in 2005. As a result, Mr. Baquet currently owns 570,000 shares of our Common Stock. William Baquet also owns warrants to purchase an aggregate of 1,465,389 shares of our Common Stock. The warrants were issued to William Baquet in connection with the private placement of Company stock which took place from November 2005 to February 2006. Pursuant to a Registration Rights Substitution Agreement, as amended, Mr. Baquet, along with other holders of outstanding warrants to purchase 1,588,611 shares of common stock, have rights, subject to certain conditions, to require us to include the shares of common stock issuable upon exercise of these warrants in a separate registration statement. As of June 30, 2008, William Baquet beneficially owns 6.1% of the Company’s Common Stock, as determined in accordance with the beneficial ownership rules of the Securities and Exchange Commission — see the beneficial ownership table under the heading “Security Ownership of Our Certain Beneficial Owners and Management” on page 44 of this prospectus.
          In connection with this offering, we entered into a co-placement agent agreement with Fordham Financial Management, Inc. and Carter Securities, LLC. Among other things, the placements agents will assist us in identifying and evaluating prospective qualified investors and approach qualified investors regarding the offering. We have agreed to pay the placement agents a cash fee equal to 7% of the gross proceeds of the offering of units by us, as well as “placement agent warrants” to purchase shares of Common Stock of the Company equal to 5% of the aggregate number of shares of Common Stock sold in the Placement. The placement agent warrants will be substantially on the same terms as the Series A warrants offered hereby, except that the placement agent warrants will expire five years from the effective date of the registration statement of which this prospectus is a part and will otherwise comply with NASD Rule 2710 (g)(1). See “Plan of Distribution” beginning on page 68 of this prospectus for more information the co-placement agent agreement that includes Fordham Financial Management, Inc.
Review and Approval of Related Person Transactions
          The Company’s Code of Ethics and Business Conduct contains provisions governing the approval of certain transactions involving the Company and employees (or immediate family members of employees, as defined therein). As a general matter, and in conformance with the Company’s (a) Code of Business Conduct and Ethics and (b) Financial Reporting Procedures, transactions with related persons are consummated only if the requisite approvals are obtained and only if the terms of the transaction are determined to be in the best interests of the Company and its stockholders. Since January 1, 2007, we did not enter into any transactions within the scope of this paragraph other than the co-placement agent agreement described above.

CORPORATE GOVERNANCE
Governance of the Company
          Our business, property and affairs are managed by, or under the direction of, our Board of Directors (the “Board”), in accordance with the General Corporation Law of the State of Delaware and our By-Laws. Members of the Board are kept informed of our business through discussions with the Chief Executive Officer and other key members of management, by reviewing materials provided to them by management, and by participating in meetings of the Board and its Committees.
          We continue to review our corporate governance policies and practices by comparing our policies and practices with those suggested by various groups or authorities active in evaluating or setting best practices for corporate governance of public companies. Based on this review, we have adopted, and will continue to adopt, changes that the Board believes are the appropriate corporate governance policies and practices for the Company. We have adopted changes and will continue to adopt changes, as appropriate, to comply with the Sarbanes-Oxley Act of 2002 and subsequent rule changes made by the Securities and Exchange Commission (“SEC”) and any applicable securities exchange.
Independence of Directors
          The Board has adopted and continues to follow a set of Nominating and Corporate Governance Principles and Policies (the “Principles and Policies”), addressing, among other things, standards for evaluating the independence of our directors. A copy of the Principles and Policies of the Corporate Governance Committee is available on our website at www.polymedix.com (under “Investors/Governance”). In addition, in determining the independence of our directors, we apply the definition of “independent director” provided under the rules of the American Stock Exchange, (the “AMEX”). Pursuant to these Principles and Policies and the applicable AMEX rules, the Board concluded its annual review of director independence in January 2008. After considering all relevant facts and circumstances, the Board affirmatively determined that all of the directors then serving on the Board, including those nominated for election at the Annual Meeting, are independent of the Company under the standards set forth in the Principles and Policies, with the exception of Nicholas Landekic, who is employed by the Company.
Committees of our Board of Directors
          The Board has three committees: the Audit Committee (which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); all Audit Committee members satisfy the independence standards of Rule 10A-3 under the Exchange Act and Section 803A of the AMEX Company Guide), the Compensation Committee, and the Governance Committee. Shaun O’Malley (Chairman), William Kelley and Frank Slattery are the current members of the Audit Committee. Brian Anderson (Chairman), William Kelley, and Michael Lewis are the current members of the Compensation Committee. William Kelley (Chairman), Shaun O’Malley and Frank Slattery are the current members of the Governance Committee. Charters have been adopted for all committees.
Audit Committee
          The Audit Committee consists of three non-employee directors, all of whom are “independent” as defined in the Principles and Policies and under the rules of the SEC. In addition, the Board has determined that Shaun O’Malley, the Chairman of our Audit Committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC. The Audit Committee operates pursuant to a charter, which can be viewed on our website at www.polymedix.com (under “Investors/Governance”). The Audit Committee met four times during 2007 and one member missed one such meeting of the Audit Committee. The role of the Audit Committee is to:
➢	Oversee management’s preparation of our financial statements and management’s conduct of the accounting and financial reporting processes;

➢	Oversee management’s maintenance of internal controls and procedures for financial reporting;

➢	Oversee our compliance with applicable legal and regulatory requirements, including without limitation, those requirements relating to financial controls and reporting;

➢	Oversee the independent auditor’s qualifications and independence;

➢	Oversee the performance of the independent auditors, including the annual independent audit of our financial statements;

➢	prepare the report required by the rules of the SEC to be included in our proxy statement; and

➢	discharge such duties and responsibilities as may be required of the Committee by the provisions of applicable law or rule or regulation of the Sarbanes-Oxley Act of 2002.
          A copy of the charter of the Audit Committee is available on our website at www.polymedix.com (under “Investors/Governance”).
Compensation Committee
          The Compensation Committee consists of three non-employee directors, all of whom are “independent” as defined in the Principles and Policies and applicable AMEX rules. The Compensation Committee met three times during 2007 and all members of the Compensation Committee attended each meeting. The role of the Compensation Committee is to:
➢	develop and recommend to the independent directors of the Board the annual compensation (base salary, bonus, stock options and other benefits) for our President/Chief Executive Officer;

➢	review, approve and recommend to the independent directors of the Board the annual compensation (base salary, bonus and other benefits) for all of our executives (Vice Presidents and above);

➢	review, approve and recommend to the Board the aggregate number of stock options to be granted to employees below the level of Vice President;

➢	ensure that a significant portion of executive compensation is reasonably related to the long-term interest of our stockholders; and

➢	prepare certain portions of our annual proxy statement, including an annual report on executive compensation.
          A copy of the charter of the Compensation Committee is available on our website at www.polymedix.com (under “Investors/Governance”).
          The Compensation Committee may form and delegate a subcommittee consisting of one or more members to perform the functions of the Compensation Committee. The Compensation Committee may engage outside advisers, including outside auditors, attorneys and consultants, as it deems necessary to discharge its responsibilities. The Compensation Committee has sole authority to retain and terminate any compensation expert or consultant to be used to provide advice on compensation levels or assist in the evaluation of director, President/Chief Executive Officer or senior executive compensation, including sole authority to approve the search firm’s fees and other retention terms. During 2007, the Compensation Committee engaged Dolmatt Connell & Partners to provide salary, bonus, equity and other compensation data for executives for similarly sized companies in our industry. In addition, the Compensation Committee considers, but is not bound by, the recommendations of our Chief Executive Officer with respect to the compensation packages of our other executive officers.
Nominating and Corporate Governance Committee
          The Nominating and Corporate Governance Committee (the “Governance Committee”) consists of three independent directors, as that term is defined in the Principles and Policies and applicable AMEX rules. The

Governance Committee met five times during 2007 and all of the members of the Governance Committee attended each meeting. The role of the Governance Committee is to:
➢	evaluate from time to time the appropriate size (number of members) of the Board and recommend any increase or decrease;

➢	determine the desired skills and attributes of members of the Board, taking into account the needs of the business and listing standards;

➢	establish criteria for prospective members, conduct candidate searches, interview prospective candidates, and oversee programs to introduce the candidate to our Company, our management, and operations;

➢	to review on an annual basis and recommend to the Board one member of the Board to serve as Chair;

➢	annually recommend to the Board persons to be nominated for election as directors;

➢	recommend to the Board the members of all standing Committees;

➢	adopt or develop for Board consideration corporate governance principles and policies; and

➢	provide oversight to the strategic planning process conducted annually by Company management.
          A copy of the charter of the Governance Committee is available on our website at www.polymedix.com (under “Investors/Governance”).
          Generally, the Board seeks diverse members who possess the background, skills and expertise to make a significant contribution to the Board, our Company and our stockholders. The Governance Committee looks for relevant experience, such as high-level leadership experience in business or administrative activities, breadth of knowledge about issues affecting our Company, and the ability and willingness to contribute special competencies to Board activities. The Governance Committee also looks for certain personal attributes, such as integrity, ability and willingness to apply sound and independent business judgment, comprehensive understanding of a director’s role in corporate governance, availability for meetings and consultation on Company matters, and the willingness to assume and carry out fiduciary responsibilities. Qualified candidates for membership on the Board will be considered without regard to race, color, religion, sex, ancestry, national origin or disability.
Compensation Committee Interlocks and Insider Participation
          The current members of the Compensation Committee are Brian Anderson, William Kelley, and Michael Lewis. Frank DeLape, who retired from the Board of Directors in May 2008, served on the Compensation Committee during 2007. Except for Mr. DeLape, none of these individuals has ever been an officer or employee of the Company. From August 2005 to November 2005, Mr. DeLape served as the sole officer as well as director of PolyMedix, Inc, formerly BTHC II Acquisition Corp. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee.
Code of Conduct
          We adopted a Code of Business Conduct and Ethics (“Code of Ethics”) applicable to our principal executive officer and principal financial and accounting officer and any persons performing similar functions. In addition, the Code of Ethics applies to our employees, officers, directors, agents and representatives. The Code of Ethics requires, among other things, that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in our best interest.
          The Code of Ethics includes procedures for reporting violations of the Code of Ethics. In addition, the Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Code of Ethics is intended to comply with the rules of the SEC and includes these required procedures. The Code of Ethics is available on our website at www.polymedix.com (under “Investors/Governance”). We also filed the Code of Ethics as Exhibit 14 to our Annual Report on Form 10-KSB for the year ended December 31, 2006, which was filed with the SEC on March 19, 2007.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
          Since August 18, 2006, our common stock has been traded on the OTC Bulletin Board under the symbol “PYMX”. The market for our common stock is limited and volatile. The following table sets forth the range of high and low sales prices for our common stock for each of the periods indicated as reported by the OTC Bulletin Board. The prices quoted on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, markdown or commissions. The OTC Bulletin Board prices listed below may not represent actual transaction prices.

	Year Ended December 31,
	2008
	High	Low
First Quarter	$1.90	$0.56
Second Quarter	$1.05	$0.70
Third Quarter (through July 14, 2008)	$0.80	$0.52

	Year Ended December 31,
	2007
	High	Low
First Quarter	$4.00	$1.60
Second Quarter	$2.35	$1.55
Third Quarter	$2.10	$0.75
Fourth Quarter	$2.10	$0.75

	Year Ended December 31,
	2006
	High	Low
Third Quarter	$5.00	$4.46
Fourth Quarter	$4.60	$2.50
     As of the close of business on the date of this prospectus (July 14, 2008), the closing sales price at 4:00 p.m. New York Time was $0.75, with an inside bid of $0.75 (2,500 shares) and an inside offer of $0.77 (2,500 shares).
Holders of Record
     As of June 30, 2008, there were approximately 800 holders of record of shares of Common Stock.
Dividends
     Since our reincorporation in Delaware in March 24, 2005, we have not paid or declared any cash dividends on our common stock. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay cash dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

	(a)		(c)
	Number of		Number of securities
	securities to	(b)	remaining available
	be issued upon	Weighted-average	for
	exercise	exercise price of	future issuance under
	of outstanding	outstanding	equity
	options,	options,	compensation plan
	warrants and	warrants and	(excluding securities
	rights	rights	reflected column (a))
Equity compensation plans approved by security holders (1)	4,521,000	$1.73	1,012,000
Equity compensation plans not approved by security holders (2)	900,000	$1.83	—
Total:	5,421,000	$1.75	1,012,000

(1)	Represents 922,000 and 3,599,000 shares of our common stock issuable under our 2002 Equity Compensation Plan and our 2005 Omnibus Equity Compensation Plan, respectively, as of December 31, 2007.

(2)	An aggregate of 900,000 shares of our common stock represent portions of prior grants that exceeded the aggregate individual grant limit under our 2002 Equity Compensation Plan or 2005 Omnibus Equity Compensation Plan, as applicable, and are considered to have occurred outside such plans.
DESCRIPTION OF SECURITIES
Capital Stock
          We are authorized to issue 90,000,000 shares of common stock, par value $0.001 per share, of which 32,113,726 shares were issued and outstanding as of June 30, 2008, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were issued and outstanding as of June 30, 2008.
Units
          Each unit will consist of one (1) share of common stock and a Series A warrant to purchase one (1) of a share of common stock.
Common Stock
          Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore subject to the rights of preferred stockholders. We do not intend to pay any cash dividends to the holders of common stock and anticipate reinvesting our earnings. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock.
Preferred Stock
          We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001 per share, and the Board of Directors is authorized to create one or more series of preferred stock, and to designate the rights, privileges, restrictions, preferences and limitations of any given series of preferred stock. Accordingly, the

Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.
Warrants Issued in Previous Securities Offerings
          We issued warrants to purchase 2,943,000 shares of common stock in connection with our December 2007 registered direct offering of units at an exercise price of $1.10 per share. These warrants expire on December 20, 2012.
          We issued warrants to purchase 3,054,000 shares of common stock in connection with our 2006 private placement of Series 1 preferred stock to the placement agent of our Series 1 Preferred Stock. These warrants have an exercise price of $1.66 per share, as adjusted during the fourth quarter of 2007 for weighted average anti-dilution protection. These warrants expire on November 8, 2010 and contain additional weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.66.
Series A Warrants to be Issued as Part of this Offering
          The Series A warrants offered in this offering will be issued in certificate form to the investors pursuant to the Series A Warrant Agreement between us and The American Stock Transfer & Trust Company, LLC. You should review a copy of the form of Series A Warrant Agreement and specimen certificate, which is attached thereto, for a complete description of the terms and conditions applicable to the Series A warrants. The form of Series A Warrant Agreement and specimen certificate has been filed as an exhibit to the registration statement filed with the SEC in connection with this offering. The following is a brief summary of the Series A warrants and is subject in all respects to the provisions contained in the Series A Warrant Agreement and specimen certificate.
          Each Series A warrant represents the right to purchase one share of common stock at an exercise price equal to $1.00 per share, subject to adjustment as described below. Each Series A warrant may be exercised on or after the applicable closing date of this offering through and including the close of business on July 15, 2013. The Series A warrant will have a cashless exercise right in the event that the common stock underlying the Series A warrants are not covered by an effective registration statement at the time of such exercise.
          The exercise price and the number of shares underlying the Series A warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property or we consummate a sale of substantially all of our assets, then following such event, the holders of the Series A warrants will be entitled to receive upon exercise of the Series A warrants the kind and amount of securities, cash or other property which the holders would have received had they exercised the Series A warrants immediately prior to such reorganization event.
          No fractional shares of common stock will be issued in connection with the exercise of a Series A warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the market value of a share of common stock. A Series A warrant may be transferred by a holder without our consent, upon surrender of the Series A warrant certificate to the transfer agent, properly endorsed (by the holder executing an assignment in the form attached to the Series A warrant certificate). The Series A warrants will not be listed on any securities exchange or automated quotation system and we do not intend to arrange for any exchange or quotation system to list or quote the Series A warrants.
          In addition, we may issue to the placement agents placement agent warrants on substantially on the same terms as the Series A warrants offered in this offering as part of their compensation in connection with the offering, except that these placement agent warrants will expire five years from the effective date of the registration statement of which this prospectus is a part and will otherwise comply with NASD Rule 2710(g)(1) in that for a period of 180 days after the issuance date of the placement agent warrants (which shall not be earlier than the applicable closing date of this offering), neither the placement agent warrants nor any shares of our common stock issued upon exercise of the placement agent warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the placement agent warrants are being issued, except the transfer of any security:
➢	by operation of law or by reason of reorganization of the Company;

➢	to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

➢	if the aggregate amount of securities of the Company held by either placement agent or related person do not exceed 1% of the securities being offered;

➢	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

➢	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.
Anti-Takeover Effects of Delaware Law, our Certificate of Incorporation and our By-laws
          We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
          In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of our company.
          Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our stockholders may also take any action by written consent in lieu of a meeting.
          Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
          The authorization in our certificate of incorporation of undesignated preferred stock makes it possible for our board of directors, without obtaining further stockholder approval, to issue preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to take control of us.

          The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors. In addition, the affirmative vote of the holders of at least three-fourths of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

PLAN OF DISTRIBUTION
          Carter Securities, LLC and Fordham Financial Management, Inc., which we refer to as the placement agents, have entered into a co-placement agent agreement with us in connection with this offering. Among other things, the placements agents will assist us in identifying and evaluating prospective investors and approach prospective investors regarding the offering. The placement agents will offer the securities on a “best efforts” basis. With our consent, the placement agents may engage sub-placement agents and selected securities dealers for the purpose of placing securities and we have consented to the engagement of Emerging Growth Equities, Ltd. as a selected securities dealer. The placement agents will have no obligation to buy any of the units from us, nor are they required to arrange the purchase or sale of any specific number or dollar amount of the units. This offering is being made in some jurisdictions (California, Missouri and Washington) to accredited investors only and in other permitted jurisdictions to accredited and non-accredited investors. Accredited investors may also include institutional investors. Each investor will receive a confirmation of sale from its respective placement agent in accordance with Rule 10b-10 of the Exchange Act. We will also enter into subscription agreements directly with investors in connection with the offering. Each investor will enter into one of two forms of subscription agreement, based on its identification as an institutional investor or an individual investor. All funds we receive from investors will be deposited with JP Morgan in a special non-interest-bearing escrow account under the name of American Stock Transfer & Trust Company, LLC, which we refer to as the escrow agent.
          The co-placement agent agreement provides that the obligations of the placement agents are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our officers, our counsel, and our independent auditors. If the closing conditions are not satisfied by August 31, 2008, we will return your investment to you without interest and without any other offset or deduction within two days.
          There may be one or more closings of the offering. On each closing date, we will issue the shares of common stock and Series A warrants underlying the units to the investors and we will receive funds in the amount of the aggregate purchase price. We currently anticipate the first closing of the sale of the common stock and Series A warrants on July 16, 2008.
          On each closing date, the following will occur:
➢	we will receive funds in the amount of the aggregate purchase price of the units being sold by us on such closing date, less the amount of the fees we are paying to the placement agents;

➢	we will cause to be delivered the common stock being sold on such closing date in book-entry form and issue the Series A warrants to the investors; and

➢	the escrow agent will pay the placement agents their fees in accordance with the terms of the placement agency agreement.
          We have agreed to pay the placement agents a cash fee equal to 7% of the gross proceeds of the offering of units by us, as well as “placement agent warrants” to purchase a number of shares of the our common stock equal to 5% of the aggregate number of units sold in the offering. The cash fee and placement agent warrants will be allocated to any sub-placement agents and selected securities dealers by the placement agents on terms negotiated and reflected in applicable agreements between the placement agents and the sub-placement agents and selected securities dealers. The placement agent warrants will be substantially on the same terms as the Series A warrants offered hereby, except that the placement agent warrants will expire five years from the effective date of the registration statement of which this prospectus is a part and will otherwise comply with NASD Rule 2710(g)(1) in that for a period of 180 days after the issuance date of the placement agent warrants (which shall not be earlier than the applicable closing date of this offering), neither the placement agent warrants nor any shares of our common stock issued upon exercise of the placement agent warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the placement agent warrants are being issued, except the transfer of any security:
➢	by operation of law or by reason of reorganization of the Company;

➢	to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

➢	if the aggregate amount of securities of the Company held by either placement agent or related person do not exceed 1% of the securities being offered;

➢	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

➢	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.
          The following table shows the per-unit and total placement agent fee to be paid in cash by us to the placement agents. This amount is shown assuming all of the units offered pursuant to this prospectus are issued and sold by us.

	Placement Agent Fee Per
	Unit	Total
Co-placement agents and selected securities dealers	$0.049	$1,050,000
          We are offering pursuant to this prospectus up to $15 million of our units, but there can be no assurance that the offering will be fully subscribed. Accordingly, we may sell substantially less than $15 million of our units, in which case our net proceeds would be substantially reduced and the total placement agents’ fees may be substantially less than the maximum total set forth above.
          We have also agreed to reimburse the placement agents for all costs and expenses incident to the performance of their obligations in connection with this offering, including (i) out of pocket expenses not to exceed $40,000 ($20,000 per co-agent) and (ii) the fees of the placement agents’ legal counsel of up to $60,000 ($30,000 per co-agent counsel), plus an additional $20,000 to counsel for Fordham Financial Management, Inc. for legal services related to state “blue sky” laws plus approved disbursements. We estimate that the total expenses of the offering by us, excluding the placement agents’ fees, will be approximately $255,000.
          We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from the placement agent’s actions taken pursuant to the terms of the placement agent agreement. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.
          The co-placement agent agreement with the placement agents will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part or as an exhibit to a Current Report on Form 8-K, either of which will be filed with the SEC in connection with the consummation of this offering.
          The placement agents have informed us that they will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

EXPERTS
          The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
          Certain legal matters in connection with the securities will be passed upon for us by the law firm of Pepper Hamilton LLP. Morse &Morse, PLLC represents Fordham in connection with the offering as its legal advisor and has performed certain legal services related to blue sky matters in the offering. Feldman Weinstein & Smith LLP represents Carter Securities, LLC in connection with this offering as its legal advisor.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
          None.

COMMISSION’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
          We are a Delaware corporation. Article Seventh of our Amended and Restated Certificate of Incorporation provides to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”), that our directors or officers will not be personally liable to us or our stockholders for damages for breach of such director’s or officer’s fiduciary duty. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification is permitted only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification for expenses where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.
          Article VIII of our Bylaws provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of ours, or is or was serving at our written request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees as incurred) reasonably incurred by him.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ADDITIONAL INFORMATION
          We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act covering the sale of the securities offered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.
          We file annual, quarterly and current reports, proxy statements and other information with the SEC. The Registration Statement, including all exhibits, as well as the reports, statements and other information that we file with the SEC may be inspected without charge at the SEC’s Public Reference Room at the SEC’s principal office at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval system and is available to the public from the SEC’s web site at http://www.sec.gov.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO DECEMBER 31, 2007
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

PolyMedix, Inc. Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

PolyMedix, Inc. Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005, and for the Period from August 8, 2002 (Inception) to December 31, 2007	F-4

PolyMedix, Inc. Consolidated Statements of Changes in Stockholders’ Equity from August 8, 2002 (Inception) to December 31, 2007	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005, and for the Period from August 8, 2002 (Inception) to December 31, 2007	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
PolyMedix, Inc.
Radnor, Pennsylvania
          We have audited the accompanying consolidated balance sheets of PolyMedix, Inc. and its subsidiary (a development stage company) (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and for the period from August 8, 2002 (Inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, and for the period from August 8, 2002 (Inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the research and development of pharmaceutical drug compounds intended for human therapeutic use and has historically funded its operations through equity financing activities. As discussed in Note 1 to the financial statements, the Company’s operating losses since inception, current available cash and investment balances and anticipated level of capital requirements necessary to fund its current operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
March 26, 2008

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$4,936	$8,601
Short-term investments	3,967	5,928
Prepaid expenses and other current assets	42	60

Total current assets	8,945	14,589

Property and Equipment:
Computers	243	189
Office furniture and lab equipment	774	479
Accumulated depreciation	(240)	(115)

Total property and equipment	777	553

TOTAL ASSETS	$9,722	$15,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$2,341	$498
Accrued expenses	1,372	473
Short-term portion of capital lease obligation	131	31

Total current liabilities	3,844	1,002

Deferred rent and other accrued expenses	640	325
Long-term portion of capital lease obligation	104	69

Total liabilities	4,588	1,396

Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred Stock ($0.001 par value; 10,000 shares authorized; 0 and 7,483 issued and outstanding at December 31, 2007 and 2006, respectively) (Liquidation value $0 and $22,450 at December 31, 2007 and 2006, respectively)	—	7

Common Stock ($0.001 par value; 90,000 shares authorized; 32,039 and 12,480 issued and outstanding at December 31, 2007 and 2006, respectively)	32	12
Additional paid-in capital	30,973	27,437
Deficit accumulated during the development stage	(25,873)	(13,709)
Unrealized gain(loss) on available for sale securities	2	(1)

Total stockholders’ equity	5,134	13,746

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,722	$15,142

The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 AND
PERIOD FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2007
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

				For the period
				August 8, 2002
				(Inception) to
	Years ended December 31,			December 31,
	2007	2006	2005	2007
Revenues:
Grant and research revenues	$1,126	$821	$142	$2,447

Total revenues	1,126	821	142	2,447

Operating Expenses:
Research and development	9,328	3,306	2,526	17,190
General and administrative	4,473	4,174	2,434	12,399

Total operating expenses	13,801	7,480	4,960	29,589

Other Income:
Interest income	511	693	54	1,269

Total other income	511	693	54	1,269

Net loss	$(12,164)	$(5,966)	$(4,764)	$(25,873)

Conversion inducement and dividends on Series 1 preferred stock	(2,247)	(2,899)	(127)	(5,273)

Net loss attributable to common stockholders	$(14,411)	$(8,865)	$(4,891)	$(31,146)

Net loss per common share — basic and diluted	$(0.61)	$(0.72)	$(1.07)

Weighted average common shares outstanding — basic and diluted	23,771	12,240	4,569

The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2007
(IN THOUSANDS)

							Deficit	Unrealized
							Accumulated	gain/loss on
						Unearned	During the	available for	Total
	Common Stock		Preferred Stock		Additional	Stock-Based	Development	sale	Stockholders’
Description	Shares	Amount	Shares	Amount	Paid-In Capital	Compensation	Stage	securities	Equity
Balance at August 8, 2002	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	800	1	—	—	19	—	—	—	20
Issuance of Series A preferred stock	—	—	920	1	229	—	—	—	230
Issuance of restricted common stock grants	1,152	1	—	—	28	(29)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	2	—	—	2
Net loss	—	—	—	—	—	—	(162)	—	(162)

Balance at December 31, 2002	1,952	$2	920	$1	$276	$(27)	$(162)	$—	$90
Issuance of Series A-1 preferred stock	—	—	1,000	1	224	—	—	—	225
Issuance of Series A preferred stock	—	—	497	1	124	—	—	—	125
Issuance of Series B preferred stock	—	—	1,328	1	1,659	—	—	—	1,660
Issuance of common stock	432	1	—	—	10	—	—	—	11
Issuance of restricted common stock grants	227	—	—	—	5	(6)	—	—	(1)
Amortization of stock-based compensation	—	—	—	—	—	9	—	—	9
Net loss	—	—	—	—	—	—	(1,227)	—	(1,227)

Balance at December 31, 2003	2,611	$3	3,745	$4	$2,298	$(24)	$(1,389)	$—	$892
Issuance of Series B preferred stock	—	—	3,312	3	4,097	—	—	—	4,100
Issuance of common stock grants to non- employees in exchange for services	518	—	—	—	336	—	—	—	336
Amortization of stock-based compensation	—	—	—	—	—	8	—	—	8
Net loss	—	—	—	—	—	—	(1,590)	—	(1,590)

Balance at December 31, 2004	3,129	$3	7,057	$7	$6,731	$(16)	$(2,979)	$—	$3,746
Proceeds from Series B subscription receivable	—	—	—	—	40	—	—	—	40
Issuance of common stock grants to non- employees in exchange for services	196	—	—	—	127	—	—	—	127
Issuance of common stock grants	500	1	—	—	325	—	—	—	326
Issuance of stock option grants	—	—	—	—	2,855	(2,855)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	1,235	—	—	1,235
Conversion of Series A and B preferred stock to common stock	7,057	7	(7,057)	(7)	—	—	—	—	—
Issuance of common stock for net assets of PolyMedix, Inc.	1,500	1	—	—	(2)	—	—	—	(1)
Issuance of Series 1 preferred stock	—	—	5,589	6	14,140	—	—	—	14,146
Net loss	—	—	—	—	—	—	(4,764)	—	(4,764)

Balance at December 31, 2005	12,382	$12	5,589	$6	$24,216	$(1,636)	$(7,743)	$—	$14,855
Reclassification of unearned compensation on nonvested stock balance upon adoption of SFAS No. 123(R)	—	—	—	—	(1,636)	1,636	—	—	—
Issuance of Series 1 preferred stock	—	—	1,466	1	3,719	—	—	—	3,720
Issuance of common stock grants to non- employees in exchange for services	30	—	—	—	45	—	—	—	45
Amortization of stock-based compensation	—	—	—	—	1,093	—	—	—	1,093
Conversion of Series 1 preferred stock to common stock	68	—	(34)	—	—	—	—	—	—
Dividends paid on Series 1 preferred stock	—	—	462	—	—	—	—	—	—
Unrealized loss on available on sale securities	—	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	—	(5,966)	—	(5,966)

Balance at December 31, 2006	12,480	$12	7,483	$7	$27,437	$—	$(13,709)	$(1)	$13,746
Conversion of Series 1 preferred stock to common stock	15,944	16	(7,483)	$(7)	$(9)				—
Issuance of common stock grants to non- employees in exchange for services	12	—	—	—	12	—	—	—	12
Amortization of stock-based compensation	—	—	—	—	1,247	—	—	—	1,247
Proceeds from exercise of common stock options	122	1	—	—	183	—	—	—	184
Issuance of common stock, net of issuance costs	3,481	3	—	—	2,103	—	—	—	2,106
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	3	3
Net loss	—	—	—	—	—	—	(12,164)	—	(12,164)

Balance at December 31, 2007	32,039	$32	—	$—	$30,973	$—	$(25,873)	$2	$5,134

The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 AND
PERIOD FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2007
(IN THOUSANDS)

				For the period
				August 8, 2002
	Years ended December 31,			(Inception) to
	2007	2006	2005	2007
Cash Flows from Operating Activities:
Net loss	$(12,164)	$(5,966)	$(4,764)	$(25,873)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	195	64	38	310
Accretion of discount on investment secutities	(254)	(118)	—	(372)
Stock-based compensation	1,259	1,139	1,687	4,440
(Increase) decrease on prepaid expenses and other current assets	18	(39)	23	(42)
Increase on accounts payable, accrued expenses and deferred rent	2,657	601	488	3,871
Loss on disposal of fixed assets	23	—	—	23

Net cash used in operating activities	(8,266)	(4,319)	(2,528)	(17,643)

Cash Flows from Investing Activities:
Cash paid for property and equipment	(266)	(274)	(76)	(751)
Purchases of investments	(9,880)	(10,810)	—	(20,690)
Proceeds from maturities of investments	12,098	5,000	—	17,098

Net cash provided by (used in) investing activities	1,952	(6,084)	(76)	(4,343)

Cash Flows from Financing Activities:
Proceeds from issuance of stock, net of financing costs	2,558	3,720	14,186	26,834
Proceeds from stock option exercise	184	—	—	184
Principal payments on capital lease obligations	(93)	(3)	—	(96)

Net cash provided by financing activities	2,649	3,717	14,186	26,922

Net increase (decrease) in cash and cash equivalents	(3,665)	(6,686)	11,582	4,936

Cash and cash equivalents — beginning of year	8,601	15,287	3,705	—

Cash and cash equivalents — end of year	$4,936	$8,601	$15,287	$4,936

				$—
Non-Cash Investing Activities:
Property and equipment acquired under capital lease	$228	$103	$—	$331
Capital expenditures acquired on account	$30	$83	$1	$30

Non-Cash Financing Activities:
Conversion inducement and dividends on Series 1 Preferred Stock	$2,247	$3,026	$—	$5,273
Warrants issued to placement agent	$—	$446	$1,703	$2,149
Accrued financing costs	$452	$—	$—	$452
Capital lease obligation	$228	$103	$—	$331
     The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO DECEMBER 31, 2007
          In these consolidated financial statements, “PolyMedix,” “we,” “us” and “our” refer to PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc. and “Common Stock” refers to PolyMedix’s common stock, par value $0.001 per share
NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES
          We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing of our product candidates, exploring marketing channels and recruiting personnel.
          We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through December 31, 2007 aggregated $25,873,000, and we expect to continue to incur substantial losses in future periods.
          The accompanying consolidated financial statements have been prepared on the basis of PolyMedix Inc. continuing as a going concern. We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We did not raise as much additional funding in 2007 as we had planned, and, as a result, we scaled back our pre-clinical research efforts. We anticipate that in order to achieve our operational objectives, our expenses and cash requirements will increase from historical levels and we anticipate the need to raise additional capital during 2008 in order to fully fund the research and development of our product candidates. These factors have raised substantial doubt about our ability to continue as a going concern for the foreseeable future. If additional capital resources are not obtained during 2008, we will scale-back, postpone or eliminate certain development programs until such additional capital resources have been obtained. Our consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our ability to continue as a going concern.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
          The consolidated financial statements include the accounts of PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Company
          We are considered to be in the development stage as defined in Statements of Financial Accounting Standards (SFAS) No.7, “Accounting and Reporting by Development Stage Enterprises”. We have devoted substantially all of our efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital.
Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the value of our common stock, preferred stock and stock options.
Cash and Cash Equivalents
          We consider all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market funds.
Short-Term Investments
          Investments purchased with a maturity of more than three months, and which mature less than twelve months from the balance sheet date, are classified as short-term investments. We generally hold investments to maturity, however, since we may, from time to time, sell securities to meet cash requirements, we classify our investments as available-for-sale as defined by Statement of Financial Accounting Standards (“SFAS”), No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale securities are carried at market value with unrealized gains and losses reported as a separate component of Stockholders’ Equity.
Property and Equipment
          Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets; three years for computer equipment and related software, seven years for office furniture and five years for lab equipment. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operating expenses. Depreciation expense was $195,000, $64,000, $38,000 and $310,000 for the years ended December 31, 2007, 2006 and 2005 and for the period from August 8, 2002 (Inception) to December 31, 2007, respectively.
Impairment of Long-Lived Assets
          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the basis of an asset may not be recoverable. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, impairment is assessed by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If the expected future cash flows are less than the carrying value, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the assets.
Grant and Research Revenue
          Sponsored grant and research revenues are recognized pursuant to the terms of the related agreements as work is performed.
Research and Development Expense
          Research and development costs are expensed as incurred.

Income Taxes
          We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of using net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the years in which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. At December 31, 2007 and 2006, we have concluded that a full valuation allowance is necessary for deferred tax assets. (See Note 5).
          We adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 prescribes the recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. We had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements. See Note 5 for the impact of the adoption of FIN 48.
Loss per Share of Common Stock
          We calculate our earnings (loss) per share under the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires a dual presentation of “basic” and “diluted” earnings (loss) per share on the face of the income statement. Basic earnings (loss) per share is computed by dividing earnings (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share includes the effect, if any, from the potential exercise or conversion of securities, such as unvested restricted stock, convertible preferred stock, stock options and warrants, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share allocable to common stockholders the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. Potentially dilutive securities include unvested restricted stock, convertible preferred stock, and options and warrants to purchase our common stock. These potentially dilutive securities are more fully described in Note 6.
Comprehensive Loss
          SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of reported net income or loss and other comprehensive income (i.e. other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income or loss as reported on the statement of operations). The comprehensive loss for each of the periods presented is materially the same as the net loss in the consolidated statement of operations.
Segment Information
          We report segment information in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. We have one reportable segment operating within the United States.
Fair Value of Financial Instruments and Credit Risk
          The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, investments, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.
          We invest our cash in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to instruments issued by the U.S.

government and commercial institutions with strong investment grade credit ratings and places restrictions on maturity terms and concentrations by type and issuer.
Stock-Based Compensation
          We currently sponsor equity compensation plans. Refer to Note 6. From our inception, August 8, 2002, we applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Beginning January 1, 2006, we adopted SFAS No. 123(R) using the modified-prospective method, and as such, prior periods have not been restated. Compensation expense is recognized over the requisite service period. The total stock-based compensation expense was $1,259,000, $1,139,000, $1,687,000, and $4,440,000 for the years ended December 31, 2007, 2006 and 2005 and for the period from August 8, 2002 (Inception) to December 31, 2007, respectively.
Recently Issued and Adopted Accounting Standards
          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.
          In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect that the adoption of SFAS 159 will have a material impact on our consolidated financial statements.
NOTE 3 – SHORT-TERM INVESTMENTS
          Short-term investments consist of investment grade fixed income securities with original maturities of greater than three months. All investments are classified as “available for sale”, and are considered current assets. As of December 31, 2007, all short-term investments had maturities of less than one-year.
          The following summarizes the short-term investments as of December 31, 2007 and December 31, 2006, which were invested solely in U.S. government obligations (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
December 31, 2007	$3,965	$2	$—	$3,967
December 31, 2006	$5,929	$—	$(1)	$5,928
NOTE 4 – ACCRUED EXPENSES
          At December 31, 2007 and 2006, accrued expenses consist of the following (in thousands):

	2007	2006
Payroll related costs	$280	$328
Other costs	1,092	145

Total accrued expenses	$1,372	$473

NOTE 5 – PROVISION FOR INCOME TAXES
          We account for income taxes using the asset and liability approach as required by FASB No. 109. Deferred income taxes are provided for the differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards and research and development credits, to the extent that realization of such benefits is more likely than not. At December 31, 2007 and 2006, deferred tax assets consisted of the following (in thousands):

	2007	2006
Deferred tax assets:
Net operating loss carryforward	$7,998	$4,030
Stock compensation expense	1,163	789
Contribution carryforward	33	33
R & D credit carryforward	998	406
Depreciation	(57)	(7)
Straight-line rent	254	132
Other	265	—

Gross deferred tax asset	10,654	5,383
Valuation allowance	(10,654)	(5,383)
Net deferred tax asset	$—	$—
          We believe there is not sufficient evidence that future taxable income will be adequate to permit the realization of the future tax deductions embedded in this asset. As such, in accordance with SFAS No. 109, “Accounting for Income Taxes”, we have established a valuation allowance to reduce the deferred tax asset since it is more likely than not that the deferred tax asset will not be realized.
          The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before provision for (benefit from) income taxes is explained below (in thousands):

				Period from
				August 8,
				2002
				(Inception) to
	Years ended December 31,			December 31,
	2007	2005	2005	2007
Loss before provision for income taxes	$(12,164)	$(5,966)	$(4,764)	$(25,873)
Tax at federal statutory rate	(4,138)	(2,028)	(1,620)	(8,798)
State taxes, net of federal benefit	(908)	(390)	(314)	(1,809)
Research and development credits	(348)	(159)	(135)	(669)
Other permanent differences	74	20	2	97
Other	49	476	—	525
Change in valuation allowance	5,271	2,081	2,067	10,654
Provision for income taxes	$—	$—	$—	$—
          We have available at December 31, 2007, $19,700,000 in unused operating loss carryforwards that expire between 2022 and 2027. We also have available at December 31, 2007, $998,000 unused federal research and development credit carryforwards that may provide future tax benefits and expire between 2024 and 2027.

          The Tax Reform Act of 1986 contains provisions that may limit the NOL and research and development credit carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. Generally, a change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on that company’s ability to utilize its NOL carryforwards and tax credits from the tax periods prior to the ownership change. A study needs to be performed to determine if we have undergone a change in ownership, however, we believe that we have undergone an ownership change and are subject to an annual limitation on the use of our NOL carryforwards pursuant to these provisions.
          In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, which is applicable for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement for financial statement recognition and measurement of a tax position reported or expected to be reported on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On January 1, 2007, we adopted FIN 48. Prior to the adoption of FIN 48, our policy was to recognize tax benefits of uncertain tax positions unless it was probable that a position would not be sustained. FIN 48 requires application of a “more likely than not” threshold to the recognition and derecognition of tax positions. As a result of the adoption of FIN 48, no adjustments were made to retained earnings for unrecognized tax benefits.
          We file income tax returns in the U.S. federal jurisdiction and Pennsylvania. Our policy is to record interest and penalties on uncertain tax positions as income tax expense. The tax years back to 2002 remain open to examination by the major taxing jurisdictions where we file. Net operating loss and credit carryforwards from earlier periods also remain open to examination by taxing authorities, and will for a period post utilization. We do not reasonably estimate that the unrecognized tax benefit will change significantly within the next twelve months. Any changes in the future would also have no impact on the effective tax rate due to the existence of a full valuation allowance. As of December 31, 2007, we had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements.
NOTE 6 – STOCKHOLDERS’ EQUITY
Common Stock
          We are authorized to issue 90,000,000 shares of common stock, with a par value of $0.001, of which 32,039,000 and 12,480,000 were issued and outstanding at December 31, 2007 and 2006, respectively.
          During the fourth quarter of 2007, we completed a registered direct offering of 2,943,000 units, each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock. Each unit was priced at a $1.10 per unit and the exercise price of the warrants issued is also $1.10. We received gross proceeds of $3,238,000 in the registered direct offering before fees and expenses. In connection with this registered direct offering, we paid commission fees and expenses of $1,132,000. The fair value of the warrants at the time of issuance was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.58%; the contractual life of five years and volatility of 73%. The fair value of the warrants issued was estimated to be $2,015,000.
Preferred Stock
          We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001, of which 0 and 7,483,000 were issued and outstanding at December 31, 2007 and 2006, respectively.

          During the first quarter of 2006, we completed a private placement of Series 1 preferred stock. We received gross proceed of $21,165,000 during the fourth quarter of 2005 and the first quarter of 2006 in connection with this private placement of Series 1 preferred stock. We incurred commission fees, expenses and financial consulting fees of $3,299,000 and issued warrants to purchase 3,054,000 shares of common stock at an exercise price of $1.66 per share, as adjusted for weighted average anti-dilution protection. The fair value of the warrants at the time of issuance was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 4.45%; the contractual life of five years and volatility of 60%. The fair value of the warrants issued was estimated to be $2,149,000. Each share of Series 1 preferred stock was convertible into two shares of common stock at any time at the option of the holder. Cumulative annual dividends, payable in shares of Series 1 preferred stock or cash at the option of the Board of Directors, accrued at an annual rate of 6% ($0.18 per share). Cumulative dividends were paid for dividends accrued through 2006. This dividend was paid in 462,000 shares of Series 1 preferred stock that was valued at $3,026,000 as of the date of dividend declaration. The Series 1 preferred stock was convertible into 924,000 shares of common stock, which had a weighted average fair value of $6.55 on the dividend declaration dates. The value of the beneficial conversion feature of $1,639,000 was recorded as dividends on the Series 1 preferred stock through the earliest date that such preferred stock dividends can be converted.
          During the second quarter of 2007, our stockholders voted to approve an amendment to our Series 1 Preferred Stock certificate of designations to provide for the automatic and immediate conversion of each share of Series 1 Preferred stock into 2.247 shares of our Common Stock. The number of shares of Common Stock these former holders of the Series 1 preferred stock received as a result of this conversion was the same number of shares of Common Stock that these holders would have been entitled to receive when, under the terms of the Series 1 preferred stock in effect immediately prior to the conversion, the shares were to automatically convert to Common Stock on December 31, 2008. The fair value of the additional shares paid to the then Series 1 Preferred stockholders was approximately $2,247,000, which has been deducted from our net loss in arriving at net loss attributable to Common Stock holders. In addition, notwithstanding the conversion, these former holders of Series 1 preferred stock maintained their weighted average anti-dilution protection through December 31, 2007. As a result of the registered direct offering of Common Stock, which closed during the fourth quarter and in satisfaction of the weighted average anti-dilution protection then in place, we issued to the former holders of Series 1 preferred stockholders 538,000 shares of common stock
Warrants
          We issued warrants to purchase 2,943,000 shares of common stock in connection with the registered direct offering of units at an exercise price of $1.10 per share. These warrants expire on December 20, 2012.
          We issued warrants to purchase 3,054,000 shares of common stock in connection with the private placement of Series 1 preferred stock at an exercise price of $1.66 per share, as adjusted during the fourth quarter of 2007 for weighted average anti-dilution protection, to the placement agent of our Series 1 Preferred Stock. These warrants expire on November 8, 2010 and contain weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.66.
Stock-Based Compensation
          We maintain equity compensation plans under which grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards are granted to selected employees, non-employee directors and key advisors. Since our inception on August 8, 2002, we have recognized equity compensation expense over the requisite service period using the Black-Scholes-Merton formula to estimate the fair value of stock options. Beginning January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Compensation” under the modified-prospective approach.

          The following table summarizes the total stock-based compensation expense included in our Consolidated Statements of Operations (in thousands):

				Period from
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2007	2006	2005	2007
Research and development	$311	$205	$491	$1,349
General and administrative	936	934	1,196	3,079

Total stock-based compensation expense	$1,247	$1,139	$1,687	$4,428

          During the year ended December 31, 2007, approximately 1,345,000 stock options were awarded to directors, officers and employees. As of December 31, 2007, there were 5,421,000 shares of Common Stock issuable upon exercise of outstanding stock options and 112,000 shares of Common Stock available for issuance of future equity compensation awards in connection with our equity compensation plans.
Stock Options
          As of December 31, 2007, there was approximately $1,820,000 of total unrecognized compensation cost related to non-vested stock options, which will be amortized over the weighted average remaining service period of approximately 1.15 years. This expected cost does not include the impact of any future stock option awards. Options granted are generally exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair value on the date of grant and generally vest over terms ranging from immediately to four years. A summary of the status of our stock options as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below (in thousands, except per share amounts):

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual	Intrinsic
	Options	per share	Life (in years)	Value
Outstanding at beginning of period	4,276	$1.81
Granted	1,345	$1.50
Exercised	(122)	$1.50
Expired	—	—
Forfeited	(78)	$1.60

Outstanding at end of period	5,421	$1.75	8.38	$1,312
Exercisable at end of period	3,461	$1.56	8.01	$759
          The aggregate intrinsic value in the preceding tables represent the total pretax intrinsic value that would have been received by the option holders had all option holders exercised their options on the last day of 2007, 2006 and 2005, respectively. Intrinsic value is determined by calculating the difference between the value of our stock on the last day of the year and the exercise price, multiplied by the number of options.

          The following table summarizes the fair value of options granted during the years ended December 31, 2007, 2006 and 2005 and for the period from August 8, 2002 (Inception) to December 31, 2007, respectively (in thousands, except per share amounts):

				Period from
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2007	2006	2005	2007
Fair value of options granted	$1,228	$1,475	$2,855	$5,558
Fair value of options granted (per share)	$0.91	$1.20	$0.83	$0.93
          The fair value of options granted is amortized over the requisite service period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton formula with the following weighted average assumptions:

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
Range of risk free interest rates	3.84% – 4.85%	4.30% – 4.96%	4.18% – 4.45%
Dividend yield	0%	0%	0%
Expected volatility	63% – 71%	41% – 60%	60%
Expected life of options (in years)	5	5	5
Forfeitures	0%	0%	0%
          Expected volatility and expected life for the years ended December 31, 2007, 2006 and 2005 were estimated based upon historical activity, when available, and our benchmark analysis of selected companies. The risk-free interest rate is calculated using the U.S. Treasury yield curves in effect at the time of grant. We currently estimate that all of our outstanding options will vest.
Restricted Common Stock Grants
          We have also issued shares of restricted common stock to selected employees, non-employee directors and key advisors. As of December 31, 2007, there was no unrecognized compensation cost related to non-vested restricted stock grants. This expected cost does not include the impact of any future restricted common stock awards. The restriction period for restricted stock awards was for a four year vesting period, commencing from the grant date.
          A summary of the status of our unvested restricted stock awards as of December 31, 2007, 2006 and 2005 and changes during the years ended December 31, 2007, 2006 and 2005, and for the period from August 8, 2002 (Inception) to December 31, 2007, respectively, are presented below (in thousands):

				Period from
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2007	2006	2005	2007
Restricted common stock – beginning of period	12	291	627	—
Awards Granted	—	—	—	1,464
Awards Vested	(12)	(279)	(336)	(1,379)
Awards Forfeited	—	—	—	(85)

Restricted common stock – end of period	—	12	291	—

          The total grant date fair value of these awards was $34,000. All restricted shares awarded have grant date fair values of $0.025 per share.
Common Stock Grants
          We also issued common stock grants to selected employees, non-employee directors and key advisors. For the years ended December 31, 2007, 2006 and 2005, and for the period from August 8, 2002 (Inception) to December 31, 2007, we issued common stock grants of 0, 30,000, 696,0000 and 1,244,000 shares, respectively. The fair value and expense recognized from the issuance of common stock grants for the years ended December 31, 2007, 2006, and 2005 and for the period from August 8, 2002 (Inception) to December 31, 2007, were $0, $45,000, $452,000, and $834,000, respectively.
          Additionally, during 2007, we agreed to grant 50,000 shares of common stock as a one-time termination benefit to certain employees. These shares will be issued ratably over the first five-months of 2008. We recognized $58,000 in equity based compensation costs associated with these shares which is included in research and development costs on our Consolidated Statements of Operations.
NOTE 7 – COMMITMENTS AND CONTINGENCIES
Capital Lease
          We have entered into lease agreements for laboratory equipment. The initial obligation under these capital leases was $331,000. The value of the laboratory equipment acquired in connection with these leases was $398,000 and the depreciation associated with these assets is included along with that of other owned property and equipment. These equipment leases have terms of up to three years, at interest rates ranging from 9.5% to 11.5% and contain bargain purchase options. In connection with these capital leases we paid the following (in thousands):

			Period from
			August 8, 2002
			(Inception) to
	Years Ended December 31,		December 31,
	2007	2006	2007
Principal	$93	$3	$96
Interest	25	1	26

Total principal and interest	$118	$4	$122

          Our annual future lease payments under this capital lease are as follows (in thousands):

	Principal	Interest	Total
2008	$131	$17	$148
2009	104	4	108

Total minimum lease payments	$235	$21	$256

Operating Lease
          In June 2006, we entered into an operating lease agreement for 24,223 square feet of combined office and laboratory space located in Radnor, Pennsylvania. The initial term of the lease is 12 years. Payments under the lease commenced on December 1, 2006. Our annual future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

Operating Leases
2008	$398
2009	497
2010	589
2011	667
2012	686
Thereafter	4,315

Total minimum lease payments	$7,152

          Prior to the commencement of our current operating lease for our Radnor Facility, we leased approximately 3,500 square feet of combined office and laboratory space on a month-to-month basis in Philadelphia, Pennsylvania. Rent expense was $598,000, $559,000 and $109,000 and $1,279,000 for the years ended December 31, 2007, 2006, and 2005, and for the period from August 8, 2002 (Inception) to December 31, 2007, respectively.
Patent License Agreements
          University of Pennsylvania. In January 2003, we entered into a Patent License Agreement with the University of Pennsylvania, or Penn. Under the terms of the agreement, we were granted an exclusive, worldwide royalty-bearing license to make and sell products utilizing seven of Penn’s issued or pending patents for the life of such patents. One issued patent and five patent applications cover the composition of matter on antimicrobial compounds, including small molecules, oligomers and polymers. One patent application covers the composition and use of polycationic compounds for treating cancer. If a change-of-control event occurs, in which we transfer the license to these patents to a third party, we are acquired by another company, or we conduct an initial public offering of our securities, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party.
          University of Massachusetts. We have entered a five-year sponsored research agreement with the University of Massachusetts, or UMass. Under the terms of this agreement, we have the exclusive option to license any intellectual property that may be generated by Dr. Gregory Tew pursuant to research sponsored under the agreement. We may exercise this option by issuing 7,500 shares of our common stock to UMass for each $100,000 of research conducted by Dr. Tew. If we exercise this option, we are also required to reimburse UMass for direct patent costs incurred by it for the patents licensed by us. During 2007, we issued 12,500 shares to UMass in connection with this agreement. We sponsored $107,000 and $118,000 of Dr. Tew’s research for 2007 and 2006, respectively.
Other
          Agreements with Employees. We have entered into employment agreements with various executives. These agreements provide for severance arrangements and accelerated vesting of equity compensation awards in the event that the executive is terminated by us other than for cause or disability or if the executive resigns or good reason.
          Credit Line. In April 2006, we entered into a line of credit agreement with a financial institution. This line of credit provides for monthly interest-only payments at a variable per annum rate of

3% plus the 30-day LIBOR rate. The amount available under this line of credit ranges from 85% to 92% of cash and investments pledged as collateral, based upon the amount and security type. There is currently no outstanding balance on this line of credit. In June 2006, we entered into a letter of credit agreement with the same financial institution to secure our payment obligations under our facility operating lease. This letter of credit is for $1,400,000, expires on December 1, 2008 and is secured by our credit line.
          Termination Benefits. During 2007, in connection with agreements with certain terminated employees, we agreed to grant 50,000 shares of common stock as a one-time termination benefit to certain employees. These shares will be issued ratably over the first five-months of 2008. We recognized $58,000 in equity based compensation costs associated with these shares which is included in research and development costs on our Consolidated Statements of Operations.
NOTE 8 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
          The following tables set forth certain unaudited financial information for each of the quarters in the years ended December 31, 2007 and 2006. This unaudited quarterly information has been prepared on the same basis as the audited financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the audited financial statements and notes. We believe that quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance (in thousands, except per share amounts).

	Q1	Q2	Q3	Q4	Year
2007:
Grant and research revenues	$233	$168	$599	$126	$1,126
Operating expenses	2,351	3,595	3,686	4,169 *	13,801
Net loss	(1,949)	(3,284)	(2,973)	(3,958)*	(12,164)
Net loss per common share - basic and diluted	$(0.14)	$(0.24)	$(0.10)	$(0.14)	$(0.61)
2006:
Grant and research revenues	$17	$265	$365	$174	$821
Operating expenses	1,487	1,751	1,921	2,321	7,480
Net loss	(1,379)	(1,316)	(1,326)	(1,945)	(5,966)
Net loss per common share - basic and diluted	$(0.13)	$(0.14)	$(0.13)	$(0.32)	$(0.72)

*	includes adjustment of $439,000, which resulted from our change in estimated bonus accrual

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008 AND
FOR THE QUARTERS ENDED MARCH 31, 2008 AND 2007
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO MARCH 31, 2008
CONTENTS

Page
Condensed Consolidated Balance Sheets (Unaudited) – as of March 31, 2008 and December 31, 2007	F-20
Condensed Consolidated Statements Of Operations (Unaudited) – for the Three-Months Ended March 31, 2008 and 2007 and for the Period from August 8, 2002 (Inception) to March 31, 2008	F-21
Condensed Consolidated Statements Of Cash Flows (Unaudited)– for the Three-Months Ended March 31, 2008 and 2007 and for the Period from August 8, 2002 (Inception) to March 31, 2008	F-22
Notes To Condensed Consolidated Financial Statements (Unaudited)	F-23

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except per share amounts)

	March 31,	December 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$3,729	$4,936
Short-term investments	1,996	3,967
Prepaid expenses and other current assets	921	42

Total current assets	6,646	8,945

Property and Equipment:
Computers	243	243
Office furniture and lab equipment	774	774
Accumulated depreciation	(293)	(240)

Total property and equipment	724	777

TOTAL ASSETS	$7,370	$9,722

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$2,442	$2,341
Accrued expenses	1,374	1,372
Short-term portion of capital lease obligation	135	131

Total current liabilities	3,951	3,844

Deferred rent and other accrued expenses	692	640
Long-term portion of capital lease obligation	68	104

Total liabilities	4,711	4,588

Commitments and contingencies	—	—

Stockholders’ Equity:
Common Stock ($0.001 par value; 90,000 shares authorized; 32,084 and 32,039 issued and outstanding at March 31, 2008 and December 31, 2007, respectively)	32	32
Additional paid-in capital	31,318	30,973
Deficit accumulated during the development stage	(28,696)	(25,873)
Unrealized gain on available for sale securities	5	2

Total stockholders’ equity	2,659	5,134

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,370	$9,722

The accompanying notes are an integral part of these condensed consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(unaudited)
(in thousands, except per share amounts)

			For the period
			August 8, 2002
			(Inception) to
	Three-Months Ended March 31,		March 31,
	2008	2007	2008
Revenues:
Grant and research revenues	$991	$233	$3,438

Total revenues	991	233	3,438

Operating Expenses:
Research and development	2,726	1,275	19,916
General and administrative	1,155	1,076	13,554

Total operating expenses	3,881	2,351	33,470

Other Income:
Interest income and other expenses	67	169	1,336

Total other income	67	169	1,336

Net loss	$(2,823)	$(1,949)	$(28,696)

Conversion inducement and dividends on Series 1 preferred stock	—	(190)	(5,273)

Net loss attributable to common stockholders	$(2,823)	$(2,139)	$(33,969)

Net loss per common share — basic and diluted	$(0.09)	$(0.14)

Weighted average common shares outstanding — basic and diluted	32,105	15,483

The accompanying notes are an integral part of these condensed consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)

			For the period
			August 8, 2002
			(Inception) to
	Three-Months Ended March 31,		March 31,
	2008	2007	2008
Cash Flows from Operating Activities:
Net loss	$(2,823)	$(1,949)	$(28,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	53	34	363
Accretion of discount on investment secutities	(27)	(53)	(399)
Stock-based compensation	346	222	4,786
Increase in prepaid expenses and other current assets	(874)	(368)	(916)
Increase in accounts payable, accrued expenses and deferred rent	458	327	4,329
Loss on disposal of fixed assets	—	—	23

Net cash used in operating activities	(2,867)	(1,787)	(20,510)

Cash Flows from Investing Activities:
Cash paid for property and equipment		(166)	(751)
Purchases of investments	—	—	(20,690)
Proceeds from maturities of investments	2,000	—	19,098

Net cash provided by (used in) investing activities	2,000	(166)	(2,343)

Cash Flows from Financing Activities:
Proceeds from issuance of stock, net of financing costs	(308)	—	26,526
Proceeds from stock option exercises	—	—	184
Principal payments on capital lease obligations	(32)	(9)	(128)

Net cash provided by (used in) financing activities	(340)	(9)	26,582

Net increase (decrease) in cash and cash equivalents	(1,207)	(1,962)	3,729

Cash and cash equivalents — beginning of period	4,936	8,601	—

Cash and cash equivalents — end of period	$3,729	$6,639	$3,729

Non-Cash Investing Activities:
Property and equipment acquired under capital lease	$—	$5	$331
Capital expenditures acquired on account	$30	$85	$30

Non-Cash Financing Activities:
Conversion inducement and dividends on Series 1 Preferred Stock	$—	$—	$5,273
Warrants issued to placement agent	$—	$—	$2,149
Accrued financing costs	$149	$—	$149
Capital lease obligation	$—	85	$331
The accompanying notes are an integral part of these condensed consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Notes to Unaudited Condensed Consolidated Financial Statements
In these condensed consolidated financial statements, “PolyMedix,” “we,” “us” and “our” refer to PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc. and “Common Stock” refers to PolyMedix’s common stock, par value $0.001 per share.
1 – Organization and Business Activities
We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing of our product candidates, exploring marketing channels and recruiting personnel.
We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through March 31, 2008 aggregated $28,696,000, and we expect to continue to incur substantial losses in future periods.
The accompanying condensed consolidated financial statements have been prepared on the basis of PolyMedix Inc. continuing as a going concern. We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We did not raise as much additional funding in 2007 as we had planned, and, as a result, we scaled back our pre-clinical research efforts. We anticipate that in order to achieve our operational objectives, our expenses and cash requirements will increase from historical levels and we anticipate the immediate need to raise additional capital during 2008 in order to fully fund the research and development of our product candidates. These factors have raised substantial doubt about our ability to continue as a going concern for the foreseeable future. If additional capital resources are not obtained during 2008, we will scale-back, postpone or eliminate certain development programs until such additional capital resources have been obtained. Our condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our ability to continue as a going concern.
Interim Financial Information
The condensed consolidated financial statements include the accounts of PolyMedix, Inc. and its wholly-owned subsidiary, PolyMedix Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The information as of March 31, 2008 and for the periods ended March 31, 2008 and 2007 and the period from August 8, 2002 (Inception) to March 31, 2008 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which, in our opinion, are necessary to state fairly the financial information set forth in accordance with accounting principles generally accepted in the United States of America. The interim results are not necessarily indicative of the results to be expected for the full fiscal year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 10-K filed with the SEC on March 27, 2008.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the value of our Common Stock, preferred stock, stock options and warrants.
2 – Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (or “FASB”) issued Statement of Financial Accounting Standards (or “SFAS”) No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years; however, the FASB did provide a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities.
SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2008 (in thousands):

		Fair Value Measurements at March 31, 2008
			Significant other	Significant
	Total Carrying	Quoted prices in	observable	unobservable
	value as of	active markets	inputs	inputs
	March 31, 2008	(Level 1)	(Level 2)	(Level 3)
Short-term investments	$1,996	$1,996	$—	$—

Total	$1,996	$1,996	$—	$—

Short-term investments are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The adoption of SFAS 157 did not have any impact on our results of operations, financial position and cash flows.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option of SFAS 159.
3 – Comprehensive Loss
SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of reported net income or loss and other comprehensive income (i.e. other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income or loss as reported on the statement of operations). The comprehensive loss for each of the periods presented approximates the net loss in the condensed consolidated statement of operations.
4 – Short-Term Investments

Short-term investments consist of investment grade fixed income securities with original maturities of greater than three months. All investments are classified as “available for sale”, and are considered current assets. As of March 31, 2008, all short-term investments had maturities of less than one year.
The following summarizes the short-term investments as of March 31, 2008 and December 31, 2007, which were invested solely in U.S. government obligations (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
March 31, 2008	$1,991	$5	$—	$1,996
December 31, 2007	$3,965	$2	$—	$3,967
5 – Stock-Based Compensation
We maintain equity compensation plans under which grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards are granted to selected employees, non-employee directors and key advisors. Since our inception on August 8, 2002, we have recognized equity compensation expense over the requisite service period using the Black-Scholes-Merton formula to estimate the fair value of stock options. Beginning January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payment” under the modified-prospective approach. The following table summarizes the total stock-based compensation expense included in our unaudited condensed consolidated statements of operations (in thousands):

			Period from
	Three-Months Ended		August 8, 2002
	March 31,		(Inception) to
	2008	2007	March 31, 2008
Research and Development	$123	$59	$1,472
General and administrative	223	163	3,302

Total stock-based compensation expense	$346	$222	$4,774

During the three months ended March 31, 2008, approximately 1,482,000 stock options were awarded to directors, officers and employees at a combined grant date fair value of $978,000. There have been no significant changes to the assumptions used to calculate fair value from what was disclosed in our 2007 Annual Report on Form 10-K.
As of March 31, 2008, there were 6,886,000 shares of Common Stock issuable upon exercise of outstanding stock options and 3,928,000 shares of Common Stock available for issuance of future equity compensation awards in connection with our equity compensation plans. As of March 31, 2008, there were approximately $2,479,000 of total unrecognized compensation cost related to non-vested stock options, which will be amortized over the weighted average remaining service period of approximately 1.32 years.
6 – Stockholders’ Equity
Common Stock
We are authorized to issue 90,000,000 shares of Common Stock, with a par value of $0.001, of which 32,084,000 and 32,039,000 were issued and outstanding as of March 31, 2008 and December 31, 2007, respectively.
Preferred Stock
We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001, of which no such shares were issued and outstanding at March 31, 2008 and December 31, 2007.

Warrants
During 2007, we issued warrants to purchase 2,943,000 shares of common stock in connection with the registered direct offering of units at an exercise price of $1.10 per share. These warrants expire on December 20, 2012.
During 2005 and 2006, we issued warrants to purchase 3,054,000 shares of common stock in connection with the private placement of Series 1 preferred stock at an exercise price of $1.66 per share, as adjusted during the fourth quarter of 2007 for weighted average anti-dilution protection, to the placement agent of our Series 1 Preferred Stock. These warrants expire on November 8, 2010 and contain weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.66.

     The following scientific and business information is continued in presentation slides that are on our website and have been made available to investors in the offering:

OTC:BB PYMX

This presentation contains forward-looking statements which provide PolyMedix's current expectations of future events. These statements often include words such as "may," "believe," "expect," "anticipate," "intend," "plan," "estimate", "objectives", "goals", or similar expressions. These statements are based on assumptions that we have made in light of our industry experience as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These may include anticipated scientific progress on research programs, development of potential pharmaceutical products, interpretation of research results, prospects for regulatory approval, market prospects for products, financial projections, and other statements regarding matters that are not historical facts. PolyMedix's performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties such as those set forth in its filings with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, PolyMedix does not intend (and it is not obligated) to update publicly any forward-looking statements. Developing drugs is risky, expensive, and time-consuming. All timelines and projections are based on data currently available. Advancement to each next step of development is contingent on positive data from previous work supporting such progress. Additional required experiments and studies can add significant time and cost. Substantial delays and additional costs typically occur in drug development, and should be expected. You should consider these risks carefully before making any investment. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

PolyMedix Value Proposition Commercially focused company - high value products Serious, life threatening, acute disorders Two novel INDs (or foreign equivalent) PMX-30063 defensin mimetic antibiotic - cleared May 8, 2008 PMX-60056 heparin+LMWH antagonist - planned for 3Q 2008 Rapid value creation possible Fast clinical trials Straightforward endpoints Early proof of principle Large market opportunities Sustainable business model - diversified pipeline, proprietary core computational drug design technology World renowned scientific founders Experienced management team

Experienced Management President & C.E.O., Founder: Nicholas Landekic >25 years pharmaceutical and biotechnology industry experience Locus; Guilford; Cephalon; Bristol-Myers Squibb; Johnson & Johnson; previously CEO, business development, marketing, finance Raised >$350 mm in equity capital, >$650 mm in licensing deals, created >$3 Billion in shareholder value Vice President Clinical Development: Eric McAllister, M.D., Ph.D. >30 years pharmaceutical industry experience in clinical drug development CombinatoRx, Sicor, TAP, Cholestech, Bristol-Myers Squibb, Searle, Syntex; developed Lupron, Pravachol, Capoten, Avandia, Cardene, Actos, Atacand. Vice President Drug Development: Bozena Korczak, Ph.D. >25 years industry experience managing research and drug development Cytochroma, Allelix, Glycodesign, Mt. Sinai; >35 publications Vice President Research: Richard Scott, Ph.D. >25 years pharmaceutical and biotechnology industry experience Cephalon, DuPont; >45 publications, 6 patents Vice President Finance & C.F.O.: Ed Smith, CPA Executive Director Finance at Inkine Pharmaceuticals Public accounting experience at Deloitte & Touche Vice President Business Development: Dawn Eringis >20 years business development, marketing, chemical engineering experience Locus; Guilford; Johnson & Johnson•Merck; Procter & Gamble; Pfizer

Renowned Scientific Advisors University of Pennsylvania William DeGrado, Ph.D. Prof. of Biochemistry and Biophysics, School of Medicine. Member National Academy of Sciences. Past President of the Protein Society. >200 publications and >20 issued U.S. patents. Michael Klein, Ph.D. Director, Laboratory for Research on the Structure of Matter. Member American Academy of Arts & Sciences, Royal Society > 500 publications and books. Gregory Tew, Ph.D. Asst. Prof., Dept. of Polymer Science & Engineering, Univ. of MA Recipient of Presidential PECASE Award.

Penicillin Small Molecules Downsizing by Design Natural Proteins Polymers Drugs Biomaterials Computational engine: De novo drug design Coarse grain modeling Proprietary force fields Proprietary GPCR targets Proprietary structure-based computational drug design technology to create a sustainable pipeline of novel small molecule protein mimetic drugs

Pre-clinical IND --- Planned Start --- Discovery Development or equiv Phase I Phase II Planned PMX-30063 Defensin mimetic antibiotic - Systemic i.v. PMX-60056 Heparin + LMWH antagonist Pending Additional Financing - PMX-30063 Ophthalmic PMX-50003, PMX-70004 polymer biomaterials PMX-10098 antifungal; antiviral PMX-20005 Angiogenesis Inhibitor TM receptor crystallization May 2008 3/3 receptors crystallized 3Q 2008 1Q 2009 2Q 2008 3Q 2008 1Q 2009 Diversified Pipeline = Sustainable Business (Timelines assume adequate financing and timing)

Industry R&D Productivity Number of R&D Employees R&D + Admin empl. Annual IND's or equiv Merck 31,700 9 Pfizer 86,600 25 Amgen 13,600 5 Genentech 11,174 5 Biogen 4,300 9 Genzyme 10,000 6 Arena 491 1 PolyMedix 14 2 planned

Industry R&D Productivity Annual R&D Spend Annual R&D ($ millions) Annual IND's or equiv Merck $4,882 9 Pfizer $8,089 25 Amgen $3,266 5 Genentech $2,466 5 Biogen $ 925 9 Genzyme $ 738 6 Arena $ 150 1 PolyMedix $ 13 2 planned

PolyMedix Productivity Industry Data from Tufts University Study Average pre-clinical costs per compound: $198 million out-of-pocket ($615 mm fully burdened) Actual PolyMedix costs: $10 million ($17 mm total) Average cost to develop a new drug: $1.2 Billion Estimated cost of PolyMedix programs: $50-$60 mm Average time to develop new drug: 97.7 months (8.1 years) Estimated time for PolyMedix programs: PMX-60056 heptagonist - 30-36 months PMX-30063 antibiotic - 36-42 months

PMX-30063 Antibiotic Highlights Small molecule mimetic of host-defense proteins Unique antibiotic positioning - Rapid acting Resistance unlikely to develop Canadian IND (CTA) cleared May 8, 2008 Serious, hospitalized bacterial infections, treated by i.v. - Initial target: broad Staph infections Objective: first line treatment of hospitalized infections Market potential: 7 million i.v. patients treated/year

Infectious Disease Background Bacterial infections are the fourth leading cause of death in the U.S. Appx. 49 million people treated annually for infections One of the fastest growing causes of death - 700% increase in drug- resistant Staph infections over past 4 years Resistance is now seen to 70% of infections "The ongoing explosion of antibiotic resistant infections continues to plague global and U.S. healthcare.....We are in the midst of an emerging crisis of antibiotic resistance for microbial pathogens in the United States and throughout the world. Epidemic antibiotic resistance has been described in numerous pathogens in varying contexts, including - but not limited to - a global pandemic of methicillin-resistant Staphylococcus aureus infection." - Infectious Disease Society of America, Jan 2008 We believe PolyMedix's PMX-30063 is the only systemic antibiotic in development which directly addresses the problem of resistance

Learning from Nature's Defenses Against Bacteria Molds Tetracycline Plants Insects Animals People Host Defense Proteins Biochemical targets Biophysical agents - disrupt cell membrane directly Must Cross Membrane To Find Target The Membrane IS the Target

How it Works The biological activities of host defense proteins depend on an amphiphilic helix: Natural host defense protein PolyMedix synthetic mimetic Novel approach: imitate nature with small molecule mimetics of host defense proteins Completely different from all other antibiotics Charged Charged Hydrophobic Hydrophobic

Selective for Bacteria Selective for Bacteria Mammalian Cells Bacterial Cells

Selective for Bacteria Compound MIC (µg/mL) Cytotoxicity Selectivity Staph aureus 3T3 HepG 3T3 HepG2 PMX-30063 0.098 430 1031 4,388 10,520 PMX-30016 0.05 147 341 2,940 7,020 Host defense 2 - 5 --- 2 - 50 --- ---- 1 - 20 ----- proteins Concentration to kill bacteria (lower = better) Toxic levels (higher = better) Selectivity ratio (higher = better) 1/10 the size of proteins 100x more potent 1000x more selective Completely synthetic

Activity against MDR-human clinical isolates (MIC µg/ml) Gram positive PMX-30016 PMX-30063 Vancomycin Enterococcus faecium 1 1 1 VR-Enterococcus faecium 1 1 >128 MR-Staphylococcus aureus 0.5 0.5 1 Staphylococcus epidermidis 0.5 0.5 2 Staphylococcus saprophyticus 0.5 0.5 1 Streptococcus pyogenes 1 1 0.5 Gram negative Escherichia coli 2 1 >128 Haemophilus influenzae 8 4 >128 Klebsiella pneumoniae 2 1 >128 Enterobacter cloacae 2 2 >128 Citrobacter species 4 2 >128 Acinetobacter species 4 8 >128 Anaerobes Clostridium difficile 2 4 ------ P. acnes 0.25 0.5 ------

Activity vs multiple drug-resistant Staph strains Not 1 drug-resistant form of Staph - but 89 Drug-suscept. OXA-R VRSA/VISA OXA-R LZD-NS OXA-R DAP-NS OXA-R VRSA/VISA DAP-NS OXA-R # of isolates 59 69 7 5 5 3 PMX-30063 MIC range 0.25 - 1 0.25 - 2 0.5 - 1 0.5 - 1 0.5 - 2 0.5 - 1 PMX-30016 MIC range 0.25 - 1 0.25 - 1 1 1 1 1 Broad spectrum activity against drug-sensitive and resistant strains of S. aureus, S. epidermidis and S. hemolyticus OXA-R: oxacillin-resistant VISA: vancomycin intermediate S. aureus VRSA: vancomycin resistant S. aureus LZD-NS: linezolid resistant DAP-NS: daptomycin resistant

Efficacy PMX-30063 Mouse Sepsis Model: S. aureus infection

Efficacy vs. vancomycin in the rat thigh burden model PMX-30063 and PMX-30016 are equally or more efficacious than vancomycin

Efficacious against MRSA in the rat thigh burden model

No Experimental Bacterial Resistance with PolyMedix Compounds - Staph aureus vs. Ciprofloxacin, Norfloxacin Resistance readily seen with Cipro, conventional antibiotics No resistance seen with PolyMedix compounds PMX10066

Serial Passage Resistance: PMX-30063 vs MRSA No significant increase in PMX-30063 MIC over 17 passages Robust resistance apparent for the fluoroquinolone, Norfloxacin

PMX-30063 Development Plan Systemic i.v Initial target: pan Staph infections Drug-resistant Staph increase 7x 2001-2005 Respiratory, skin and soft tissue structure infections Non-inferiority to standard of care Significantly reduced risk of resistance Other formulations - topical ophthalmic, oral, sub-cutaneous Pre- and post-operative use for intra-ocular procedures Non-absorbed oral for C. difficile, Shigella GI infections Subcutaneous injection Pharmacoeconomics integral part of program Seek to shorten hospital stays

I.V. Antibiotic Clinical Development Phase 1 Safety and Dosing Data (normal adult volunteers) Protocol 1.01: Single Doses STOP on meeting any pre-defined safety threshold (dose shown assumes 70kg subject) NOAEL 4.2mg 42mg 87.5mg 175mg 280mg 420mg 560mg 700mg 14mg Potential therapeutic dose range

I.V. Antibiotic Clinical Development Phase 1 Safety and Dosing Data (normal adult volunteers) Protocol 1.02: Repeat Dosing Next Level, etc. -----, to pre-defined stopping level (dose shown assumes 70kg subjects) N=6 N=2 At least 6 days... 70 mg 35 mg 35 mg Placebo 70 mg Placebo N=6 N=2 LOWEST NO-ADVERSE-EFFECT LEVEL WILL BE ESTABLISHED.

I.V. Antibiotic Clinical Development Theoretical Considerations The observed MIC for Staph strains is ^ 1 µg/mL The dose needed to get a Cmax of 1 µg/mL is 0.16 mg/kg (Assuming rapid distribution in all plasma and interstitial fluid - only - and with no metabolism, sequestration, or excretion) Therefore, doses of 1.25, 4, or 8 mg/kg would give theoretical Cmax of 7.5x, 24x, or 48x the MIC for Staph

PMX30063: Development Pharmacokinetics of PMX30063 and efficacy NOAEL Dose mg/kg/dose NOAEL Dose mg/kg/dose Cmax µg/mL Cmax µg/mL AUC 0-7 hr µgxhr/mL AUC 0-7 hr µgxhr/mL AUC 0-10 hr µgxhr/mL AUC 0-10 hr µgxhr/mL Rat Dog Rat Dog Rat Dog Rat Dog 2 (4 /day) 1 (2/day) 12.5 6 42 27 72.5 59.3 * NOAEL established in 14 day repeated dose studies The PMX30063 MIC range against 80 isolates of of Staphylococus aureus (including MRSA) was 0.5-1.0 µg/ml (Eurofins Report 500388). The cmax and AUC in rats and dogs at NOAEL were 5-14 and 40-70 times higher that MICs. NOAEL in Acute Rat study was 24 mg/kg whereas 2 mg/kg/dose bid was effective in reducing the bacterial population in inoculated thighs (Mouse Thigh Infection Model against S. aureus (Ricerca Study 021710) The tigecycline MIC range against 19 isolate of Staphylococus aureus was 0.06-1.0 µg/ml The total serum AUC obtained after 50 mg tigecycline bid was 6.2 µgxh/mL providing adequate serum concentration to treat the target pathogen (NDA Tygacil).

Comparison: Animal - Human Safety Margins: Marketed IV Antibiotics Drug Species Study Duration Safety Ratios* Tygacil Rat 3 mos. <1 - 1.3 Tygacil Dog 3 mos. <1 - 1 Cubicin Rat 6 mos. <1 Cubicin Dog 6 mos. <1 Cubicin Monkey 1 mo. <1 Invanz Rat 6 mos. <1 Invanz Monkey 6 mos. ND Zyvox Rat 1 mo. <1 Zyvox Dog 1 mo. <1 Synercid Rat 6 mos. <1 Synercid Monkey 6 mos. <1 * Ratio of AUC or HED at animal NOAEL to AUC or HED at human therapeutic dose

PMX-30063 Market Opportunity Total antibiotic market Current WW $ Sales WW Patients $ 26 Billion $ 8 Billion $ 3 Billion 49 million 7 million 0.7 million Bacterial infections are the fourth leading cause of death in the U.S., and one of the fastest growing causes of death - 7x increase over past 10 years Hospital (i.v.) antibiotic market Hospital Staph aureus infections

PMX-30063 1) Mechanism of action mimics defensins, same mechanism found in all people and higher life 2) Mechanism of action designed to target bacterial cell membranes, not human 3) PMX-30063 more selective than host defense proteins 4) Animal studies show encouraging therapeutic index compared with other i.v. antibiotics 5) Short course of therapy - days to week 6) Life threatening disorder - serious infections

Biomaterials - PMX-50003, PMX-70004 Polymers - non-drug applications Outlicense - more shots on goal Biomedical Applications • I.V. tubes • Catheters • Bandages • Implantable joints, devices • Surgical gloves, masks • Antiseptic lotions, wipes Industrial Applications • Military uniforms & equipment • Paper • Paints • Marine antifouling coatings • Food preparation surfaces • Hospital surfaces Consumer Products • Cosmetics • Toilet seats • Bedding • Towels • Toys • Carpeting

Active Incorporated into Commercial Polymer Blends Complete inhibition of growth is seen 1% polymer in PVC Control Polymer treated Medical grade polyvinylchloride catheter tubing

Styrene-Butadiene-Styrene (SBS) Polysulfone (PSU) Polylactide-co-glycolide (PLGA) Polylactide (PLA) Polycaprolactone-co-lactide (PCL) Control 159375 48750 90625 137500 142187 1% bM 0 0 0 0 0 1% bM 0 0 0 0 0 1% bM 0 0 0 0 0 All materials with 1% PMX-50003 showed 100% cidal effect on first exposure SBS Sulfone PLGA PLA PCL Polymer Activity in Materials Other than PVC

Live-Dead Stain Confirms Rapid Contact Killing Fluorescence microscopy images of S. aureus exposed to polymer treated surface A. B. C. 0 minutes 1 minute 2 minutes Images confirm direct killing in less than 2 minutes

PMX-60056 Heptagonist Highlights Reversing agent for both heparin and LMWH Safer, easier to use alternative to protamine Directly addresses many toxicity issues of protamine Canadian IND (CTA) filing planned 2Q 2008 Initial indication: replacement for protamine for heparin reversal Appx. 2 million procedures/year Unique opportunity: first antagonist for LMWH Worldwide LMWH sales appx. $4.5 Billion Relatively fast, straightforward development

Medical/Market Need - Heparin Heparin widely used i.v. anticoagulant Blood thinning agent to prevent clots Routinely used in cardiothoracic procedures Prevent dangerous clots during surgery Must be turned off after procedure Protamine used to reverse action of heparin Protamine has significant limitations - Difficult to titrate dose - can worsen bleeding Overdoses can be fatal Allergic, immunogenic reactions possible Inhibits normal clot formation Not approved for LMWH's

Medical/Market Need - LMWH Low Molecular Weight Heparins used for thrombosis - DVT, MI, cancer Appx. $4.5 Billion sales, 12 million patients/year 1%-4% incidence serious bleeding, up to 20% total bleeding Hard/expensive to treat - transfusions, surgery PMX-60056 could be first antagonist - opportunity to save lives, save great deal of money Expand LMWH usage to cardiothoracic procedures Possible "co-packaging" Several commercialization options Broad reversal agent for all LMWH's License to big pharma to combine with one LMWH PolyMedix acquire a LMWH and sell exclusive combination

Mechanism of Action Mechanism of Action Heparin LMWH

PMX-60056 Mechanism of Action PMX-60056 Heparin Antagonist Heparin Pentasaccharide

PMX-60056 Reverses Heparin in the Dog 300U/kg heparin injected as bolus [expect protamine 3.0 mg/kg to neutralize this] 10-minute i.v. infusion of PMX-60056 @ 4.0 and 8.0 mg/kg [appx 1.3x and 2.7x the expected dose] INFUSION

PMX-60056 reverses LMWH PMX-60056 demonstrates superior in vitro neutralization activity vs. protamine in the presence of human plasma FXa assay; 50 µg/ml test agent

Reversal of LMWH Induced Bleeding in Animals 2 mg/kg of Heparin in live rats: tails are nicked, and time to end of bleeding is recorded. Antagonist (PMX-60056 or Protamine) is given at either 1, 2, or 3 mg/kg. PMX-60056 completely reverses the abnormal bleeding

Clot Formation PMX-60056 restores clot formation to normal (brown), but protamine does not

PMX-60056 Neutralization in Samples from Heparinized CABG Patients

PMX60056: Rat Toxicology Study Dose (mg/kg/day) Results Acute Rat 1 5 20 300U heparin+3 PMX60056 All doses NOEL • Dose of PMX-60056 required for efficacy depends on the amount of heparin or LMWH to be reversed • Rodent studies generally demonstrate efficacy at doses of 1 - 3 mg/kg

PMX-60056 Development Plan Heparin antagonist - protamine replacement Single dose clinical trials Endpoint: normalization of clotting time after heparin Positioning: replace protamine with a safer, easier to use agent with superior pharmacoeconomics LMWH antagonist Either exclusive for one LMWH or broadly for all Clinical trials - either Emergency reversal in event of bleeding Voluntary reversal at end of therapy Pharmacoeconomics - lower cost than hospitalization, transfusion, surgery

1.02: Single-Dose Heparin-Reversal Test of Concept and Dose Definition Study Randomized Single-Blind design to control spurious subjective adverse effects N = 40 heparinized normal subjects (10KU i.v. 30 min. before dosing) 4 levels of PMX-60056; single level of anticoagulation End-points are standard tests of coagulation (aPTT, anti-Xa, HepTest, etc.) Measure dose needed and time to effect. Anti-Heparin Clinical Development Give 10KU Heparin 30 minutes Before Dosing PMX-60056 200mg PMX-60056 50mg PMX-60056 100mg PMX-60056 150mg N=8 N=8 N=8 BASELINE N=8 Periodic coagulation testing over 30 min. PLACEBO N=8

PMX-60056 Market Opportunity Expand LMWH usage into CT procedures ~ 2 million procedures/ year Cardiothoracic surgery Acute heparin reversal ~2 million procedures/yr >$4.5 Billion LMWH market - chronic treatment of DVT, MI, cancer - 12 million patients treated/year - Up to 20% bleeding problems Growth

PMX-60056 Objectives No worsening of bleeding Easier to dose, no paradoxical anticoagulant effect No allergic reactions No complement activation; protamine protein potential risk No immunogenicity Protamine potential risk; PolyMedix capture repeat procedures Superior fibrokinetics Clots may be stronger and more normal after PMX-60056 Reverse LMWH's Protamine not approved or reliably effective; PolyMedix target Clinical proof of concept - Reversal of heparin activity in human subjects in Phase I/II

PMX-60056 1) Compound designed to interact with pentasaccharide, not any human target - found on heparin, LMWH 2) Very short clinical dosing and trials - single dose 3) Animal studies show encouraging therapeutic index

Commercialization Plan Keep i.v. products to sell in North America + Partner oral and non-drug programs Proprietary Programs Partnered Programs - Acute care - Chronic care - Hospital markets - i.v. international - i.v. formulations in U.S. - Oral worldwide - PolyMedix hospital - Polymer biomaterials sales force

Financial Summary (in 000's) Financial Summary 2004 2005 2006 2007 1Q 2008 Operating expenses $ 1,955 $ 4,960 $ 7,480 $ 13,801 $ 3,881 Cash & investments $ 3,706 $15,287 $14,529 $ 8,903 $ 5,725 Capital Structure Common Stock 32,114,000 Options 6,886,000 Warrants 5,997,000 Total Fully Diluted Shares 44,997,000

12 mos Objectives Assuming adequate financing and timing CTA PMX-30063 i.v. antibiotic - completed CTA PMX-60056 heptagonist - 2Q 2008 Phase IA single dose PMX-30063 antibiotic Phase IA single dose PMX-60056 heptagonist Phase IB multi-dose PMX-30063 Proof of concept Phase I/II results PMX-60056 Start Phase II PMX-30063 Start Phase II/III PMX-60056 Exchange listing Licensing deals, therapeutic and materials

Industry R&D Productivity Market cap vs. Proof of Concept Clinical Trials Proof-of-Concept Market Cap, $ mm clinical trials $/opportunity Cell Genesys $ 305 1 $ 305 Cytokinetics $ 170 1 $ 170 Affymax $ 216 1 $ 216 Valeant $ 1,270 2 $ 635 Theravance $ 759 2 $ 380 Sirtris $ 644 1 $ 644 Arena $ 415 1 $ 415 PolyMedix $ 40 2 planned $ 20

PolyMedix Value Proposition Commercially focused company - high value products Serious, life threatening, acute disorders Two novel INDs (or foreign equivalent) planned for 2Q 2008 PMX-30063 defensin mimetic antibiotic - cleared May 8, 2008 PMX-60056 heparin+LMWH antagonist Rapid value creation possible Fast clinical trials Straightforward endpoints Early proof of principle Large market opportunities Sustainable business model - diversified pipeline, proprietary core computational drug design technology World renowned scientific founders Experienced management team

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